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As filed with the Securities and Exchange Commission on March 22, 2002

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PACIFIC ENERGY PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	4610	68-0490580
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

5900 Cherry Avenue
Long Beach, California
90805-4408
(562) 728-2800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Irvin Toole, Jr.
President and Chief Executive Officer
Pacific Energy GP, Inc.
5900 Cherry Avenue
Long Beach, California
90805-4408
(562) 728-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan P. Baden	Joshua Davidson
Vinson & Elkins L.L.P.	Baker Botts L.L.P.
666 Fifth Avenue, 26th Floor	910 Louisiana
New York, New York 10103	Houston, Texas 77002
(917) 206-8000	(713) 229-1234

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee

Common units representing limited partnership interests	$219,765,000	$20,219

(1)
Includes common units issuable upon exercise of the underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 22, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Pacific Energy Partners, L.P.
9,100,000 Common Units
Representing Limited Partner Interests
$              per common unit

        We are selling 9,100,000 common units. We have granted the underwriters a 30-day option to purchase up to an additional 1,365,000 common units on the same terms and conditions as set forth in this prospectus to cover over-allotments of common units, if any.

        We are a limited partnership recently formed by The Anschutz Corporation. This is the initial public offering of our common units. We expect the initial public offering price to be between $            and $            per unit. We intend to make quarterly distributions of available cash of $0.4625 per unit, or $1.85 on an annualized basis, before any distributions are paid on our subordinated units, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner initially will hold all of our subordinated units. We intend to list the common units on the New York Stock Exchange under the symbol "PGX."

        Investing in the common units involves risk. Please read "Risk Factors" beginning on page 16.

        These risks include the following:

  •
  We may not have sufficient cash from operations to pay the minimum quarterly distribution following establishment of cash reserves and after payment of fees and expenses, including payments to our general partner.
  •
  A material decline in the volume of crude oil processed by any of the refineries we serve could reduce our ability to make distributions to our unitholders.
  •
  Tariff rate regulation, or a successful challenge to our tariff rates, may prevent us from fully recovering our costs and may otherwise limit the tariff rates that we are permitted to charge, thereby reducing the amount of cash available for distributions to our unitholders.
  •
  Our operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.
  •
  We may be unable to complete the acquisition of the EPTC assets and we may not be able to successfully integrate these assets into our operations.
  •
  Anschutz and its affiliates have conflicts of interest with and limited fiduciary responsibilities to the unitholders.
  •
  Even if unitholders are dissatisfied, they cannot easily remove our general partner, which could lower the trading price of the common units.
  •
  You will experience immediate and substantial dilution of $10.13 per common unit.
  •
  You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Pacific Energy Partners, L.P. before expenses	$	$

        The net proceeds from any exercise of the underwriters' over-allotment option will be used to redeem an equal number of common units from the general partner.

        The underwriters expect to deliver the common units on or about                        , 2002.

Salomon Smith Barney
Deutsche Banc Alex. Brown
Lehman Brothers
UBS Warburg
A.G. Edwards & Sons, Inc.
Raymond James
RBC Capital Markets

                        , 2002

SUMMARY	1
Pacific Energy Partners, L.P.	1
Summary of Risk Factors	3
Business Strategy	5
Competitive Strengths	5
Our Relationship with Anschutz	6
PARTNERSHIP STRUCTURE AND MANAGEMENT	7
THE OFFERING	9
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA	12
SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES	15
RISK FACTORS	16
Risks Inherent in Our Business	16
We may not have sufficient cash from operations to pay the minimum quarterly distribution following establishment of cash reserves and after payment of fees and expenses, including payments to our general partner	16
The assumptions underlying the projections we include in Appendix E are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those projected	17
A material decline in the volume of crude oil processed by any of the refineries we serve could reduce our ability to make distributions to our unitholders	17
A material decrease in the production of crude oil from the oil fields served by our pipelines could materially reduce our ability to make distributions to our unitholders	18
If the refineries we serve process crude oil from locations to which our pipelines do not directly or indirectly connect, throughput on our pipelines could materially decline	19
Tariff rate regulation, or a successful challenge to our rates, may prevent us from fully recovering our costs and may otherwise limit the tariff rates that we are permitted to charge, thereby reducing the amount of cash available for distribution to our unitholders	19
We may be unsuccessful in competing against existing or future pipelines in the areas in which we currently operate or may operate in the future	20
We are exposed to the credit risk of our customers in the ordinary course of our gathering and marketing business	21
Our operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures	21
Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured	22
Any reduction in the capability of, or the allocations to our shippers on, connecting, third-party pipelines could cause a reduction of throughput on our pipelines and could reduce the amount of cash available for distribution to our unitholders	22
We are dependent on a small number of customers for a substantial portion of our revenues	22

i

Our ability to execute our acquisition strategy may be impaired if we are unable to complete accretive acquisitions on acceptable terms or access new capital	22
Our acquisition strategy involves risks that may adversely affect our business	23
We may be unsuccessful in implementing our contemplated changes in the revenue-generating activities of the assets we recently acquired from BP	23
We may be unable to complete the acquisition of the EPTC assets and we may not be able to successfully integrate these assets into our operations	23
Our debt levels or restrictions in our debt agreements may prevent us from engaging in some beneficial transactions or paying distributions if we are in default	24
Risks Inherent in an Investment in Us	24
Cost reimbursements to our general partner, which will be determined in our general partner's sole discretion, may be substantial and will reduce our cash available for distribution to you	24
Our general partner's discretion in establishing cash reserves may reduce the amount of cash available for distribution to you	24
Anschutz and its affiliates have conflicts of interest with and limited fiduciary responsibilities to the unitholders, which may permit them to favor their own interests to your detriment	24
Anschutz and its affiliates may engage in limited competition with us	25
Even if unitholders are dissatisfied, they cannot easily remove our general partner, which could lower the trading price of the common units.	26
The control of our general partner may be transferred to a third party without unitholder consent	27
You will experience immediate and substantial dilution of $10.13 per common unit	27
We may issue additional common units without your approval, which would dilute your ownership interests	27
Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates	28
Our general partner has a limited right to buy out minority unitholders if it owns more than 80% of the common units, which may require you to sell your common units against your will and at an undesirable time or price	28
Your liability may not be limited if a court finds that unitholder action constitutes control of our business	28
Unitholders may have liability to repay distributions	29
Tax Risks	29
The IRS could treat us as a corporation for tax purposes, which would substantially reduce any cash available for distribution to our unitholders	29
A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner	29
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us	30
Tax gain or loss on disposition of our common units could be different than expected	30

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them	30
We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder	30
We will treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units	30
You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units	31
USE OF PROCEEDS	32
CAPITALIZATION	33
DILUTION	34
CASH DISTRIBUTION POLICY	35
Quarterly Distributions of Available Cash	35
Operating Surplus and Capital Surplus	35
Subordination Period	36
Distributions of Available Cash from Operating Surplus During the Subordination Period	38
Distributions of Available Cash from Operating Surplus After the Subordination Period	39
Incentive Distribution Rights	39
Percentage Allocations of Available Cash from Operating Surplus	40
Distributions From Capital Surplus	40
Adjustment of Minimum Quarterly Distribution and Target Distribution Levels	41
Distributions of Cash Upon Liquidation	41
CASH AVAILABLE FOR DISTRIBUTION	44
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA	46
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	49
Introduction	49
Construction and Acquisition History	50
Results of Operations	51
Liquidity and Capital Resources	54
Impact of Inflation	56
Environmental Matters	56
Recent Accounting Pronouncements	56
Critical Accounting Policies	57
Quantitative and Qualitative Disclosures about Market Risk	57
INDUSTRY OVERVIEW	58
General	58
Market Dynamics	59
BUSINESS	60
Overview	60
Business Strategy	61
Competitive Strengths	62
Our Relationship with Anschutz	63
West Coast Operations	64

Pending EPTC Asset Acquisition	74
Rocky Mountain Operations	77
Pipeline Operation and Control	85
Safety and Maintenance	86
Tariff Rate Regulation	87
Operations and Safety Regulation	92
Environmental Regulation	92
Title to Properties	96
Employees and Labor Relations	97
Legal Proceedings	97
MANAGEMENT	98
Management of Pacific Energy Partners	98
Directors and Executive Officers of the General Partner	99
Reimbursement of Expenses of the General Partner	101
Executive Compensation	101
Compensation of Directors	101
Employment Agreements	101
Long-Term Incentive Plan	102
Short-Term Incentive Plan	103
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	104
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	105
Distributions and Payments to the General Partner and its Affiliates	105
Agreements Governing the Transactions	106
Omnibus Agreement	106
Other Related Party Transactions	107
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES	109
Conflicts of Interest	109
Fiduciary Responsibilities	111
DESCRIPTION OF THE COMMON UNITS	114
The Units	114
Transfer Agent and Registrar	114
Transfer of Common Units	114
DESCRIPTION OF THE SUBORDINATED UNITS	116
Conversion of Subordinated Units	116
Limited Voting Rights	117
Distributions Upon Liquidation	117
THE PARTNERSHIP AGREEMENT	118
Organization	118
Purpose	118
Power of Attorney	118
Capital Contributions	119
Limited Liability	119
Voting Rights	120
Issuance of Additional Securities	121
Amendment of the Partnership Agreement	122
Actions Relating to Operating Company	125
Merger, Sale or Other Disposition of Assets	125

Termination and Dissolution	125
Liquidation and Distribution of Proceeds	126
Withdrawal or Removal of the General Partner	126
Transfer of General Partner Interest	127
Transfer of Incentive Distribution Rights	128
Transfer of Ownership Interests in the General Partner	128
Change of Management Provisions	128
Limited Call Right	128
Meetings; Voting	129
Status as Limited Partner or Assignee	130
Non-Citizen Assignees; Redemption	130
Indemnification	130
Reimbursement of Expenses	131
Books and Reports	131
Right to Inspect Our Books and Records	131
Registration Rights	132
UNITS ELIGIBLE FOR FUTURE SALE	133
MATERIAL TAX CONSEQUENCES	135
Partnership Status	135
Limited Partner Status	137
Tax Consequences of Unit Ownership	137
Tax Treatment of Operations	142
Disposition of Common Units	143
Uniformity of Units	146
Tax-Exempt Organizations and Other Investors	146
Administrative Matters	147
State, Local and Other Tax Consequences	149
INVESTMENT IN PACIFIC ENERGY PARTNERS BY EMPLOYEE BENEFIT PLANS	151
UNDERWRITING	152
VALIDITY OF THE COMMON UNITS	155
EXPERTS	155
WHERE YOU CAN FIND MORE INFORMATION	155
FORWARD-LOOKING STATEMENTS	155
INDEX TO FINANCIAL STATEMENTS	F-1

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone

v

provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                        , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

                        This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including the financial statements and the notes to those statements. You should read "Risk Factors" beginning on page 16 and "Forward-Looking Statements" beginning on page 156 for more information about important factors that you should consider before investing in our common units. The information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit and (2) that the underwriters' over-allotment option is not exercised.

                        Except where specifically indicated, the information in this prospectus assumes that we have not completed our pending acquisition of the Edison Pipeline and Terminal Company, or EPTC, assets from Southern California Edison Company. Please read "Business—Pending EPTC Asset Acquisition." We include a glossary of some of the terms used in this prospectus as Appendix C. References in this prospectus to "Pacific Energy Partners," "we," "ours," "us" or like terms refer to Pacific Energy Partners, L.P. and our subsidiaries. References in this prospectus to "Anschutz" refer to The Anschutz Corporation.

Pacific Energy Partners, L.P.

    Who We Are

                        We are engaged in the business of gathering, blending, transporting, storing and distributing crude oil in California and the Rocky Mountain region. We are a Delaware limited partnership formed by Anschutz in February 2002 to acquire, own and operate its crude oil midstream assets. We have organized our business operations into two regional operating units:

      •
      West Coast Operations. Our West Coast operations, located in California, primarily consist of transporting crude oil produced from California's San Joaquin Valley, or SJV, and the California Outer Continental Shelf, or OCS, to refineries and terminal facilities in the Los Angeles Basin and in Bakersfield. Our West Coast operations are comprised of the following assets, of which we own 100% and operate:

      —
      Line 2000, an intrastate common carrier crude oil pipeline, is a 130-mile, fully insulated trunk pipeline with an average annual permitted throughput capacity of 130,000 barrels per day, or bpd.

      —
      The Line 63 system, an intrastate common carrier crude oil pipeline system, consists of a 107-mile trunk pipeline with a throughput capacity of approximately 105,000 bpd, 60 miles of distribution pipelines, 131 miles of gathering pipelines and 22 storage tanks with approximately 1.2 million barrels of storage capacity.

      —
      Our Pacific Marketing and Transportation gathering and blending system, or the PMT system, is a proprietary crude oil pipeline system, which generally delivers crude oil into the Line 63 system and consists of 122 miles of crude oil gathering pipelines and six storage and blending facilities with approximately 254,000 barrels of storage capacity and up to 65,000 bpd of blending capacity.

      •
      Rocky Mountain Operations. Our Rocky Mountain operations consist of transporting crude oil produced in Canada and the Rocky Mountain region and delivering it either directly, or indirectly through connections with third-party pipelines, to refineries in Montana, Wyoming, Colorado and Utah. Our Rocky Mountain operations are comprised of the following assets, which form an integrated pipeline network:

      —
      The Western Corridor system, an interstate and intrastate common carrier crude oil pipeline system, consists of three contiguous trunk pipelines totaling 1,012 miles. The two northern pipelines provide us with a throughput capacity of approximately 25,000 bpd from the Canadian border to Elk Basin, Wyoming and the southern pipeline provides us with a throughput capacity of approximately 33,900 bpd from Elk Basin, Wyoming to Guernsey, Wyoming. We own various undivided interests in each of the three pipelines and operate two of these pipelines, with Conoco Pipeline Company owning the remaining interests and operating the third pipeline. We also own various undivided interests in 22 storage tanks that have approximately 1.3 million barrels of storage capacity.

        —
        The Salt Lake City Core system, an interstate and intrastate common carrier crude oil pipeline system, consists of 913 miles of trunk pipelines with a combined throughput capacity of approximately 60,000 bpd to Salt Lake City, 188 miles of gathering pipelines and 29 storage tanks with approximately 1.4 million barrels of storage capacity. We own 100% of and operate the Salt Lake City Core system.

        —
        Frontier pipeline, an interstate common carrier crude oil pipeline, consists of a 289-mile trunk pipeline with a throughput capacity of approximately 62,000 bpd and three storage tanks with approximately 274,000 barrels of storage capacity. We own a 22.22% partnership interest in and serve as the operator of Frontier pipeline, with Enbridge, Inc. owning the remaining partnership interest.

        —
        Anschutz Ranch East Pipeline, or AREPI pipeline, an interstate common carrier crude oil pipeline, consists of a 42-mile trunk pipeline with a throughput capacity of approximately 52,500 bpd and three storage tanks with approximately 100,000 barrels of storage capacity. We own 100% of and operate AREPI pipeline.

                        We generate revenues primarily by charging tariff rates for transporting crude oil through our pipelines. We also generate revenues by blending, storing and marketing crude oil.

    Pending EPTC Asset Acquisition

                        On February 1, 2002, an affiliate of our general partner entered into an agreement to acquire the terminal and pipeline assets of EPTC, a division of Southern California Edison Company. The affiliate entity that would acquire these assets is an indirect wholly owned subsidiary of Anschutz. This affiliate entity will be contributed to us on or before the completion of the acquisition transaction. The purchase price for the EPTC assets is $158.2 million, plus upward adjustments based on the value of certain pre-closing capital expenditures, displacement oil inventory, prepayments made by the seller relating to the purchased assets and warehouse inventory. We intend to finance the EPTC asset acquisition with a combination of proceeds from the issuance of additional units and borrowings under our credit facility.

                        The EPTC assets include approximately 9.4 million barrels of storage capacity and 119 miles of distribution pipelines in the Los Angeles Basin. This acquisition would allow us to expand our distribution network to all major refineries in the Los Angeles Basin and, together with our existing West Coast operations, would create the largest black oil storage and distribution system in southern California. Black oil includes crude oil and other refinery feedstocks, such as gas oil. Refinery feedstocks are raw or partially refined petroleum products that are further processed by refineries. This acquisition would also allow us to participate in the expected growth of marine imports into the Los Angeles Basin as foreign crude oil offsets production declines in the San Joaquin Valley and the California OCS.

                        We expect to complete the transaction in the fourth quarter of 2002. Completion of the transaction is subject to the satisfaction of a number of conditions, including receipt of approval by the California Public Utilities Commission, or CPUC, and other governmental authorities, and we cannot assure you that we will ultimately acquire these assets by that time or at all. Please read "Business—Pending EPTC Asset Acquisition."

Summary of Risk Factors

                        An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption "Risk Factors" and include:

    Risks Inherent in Our Business

      •
      We may not have sufficient cash from operations to pay the minimum quarterly distribution following establishment of cash reserves and after payment of fees and expenses, including payments to our general partner.

      •
      The assumptions underlying the projections we include in Appendix E are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those projected.

      •
      A material decline in the volume of crude oil processed by any of the refineries we serve could reduce our ability to make distributions to our unitholders.

      •
      A material decrease in the production of crude oil from the oilfields served by our pipelines could materially reduce our ability to make distributions to our unitholders.

      •
      If the refineries we serve process crude oil from locations to which our pipelines do not directly or indirectly connect, throughput on our pipelines could materially decline.

      •
      Tariff rate regulation, or a successful challenge to our rates, may prevent us from fully recovering our costs and may otherwise limit the tariff rates that we are permitted to charge, thereby reducing the amount of cash available for distribution to our unitholders.

      •
      We may be unsuccessful in competing against existing or future pipelines in the areas in which we currently operate or may operate in the future.

      •
      We are exposed to the credit risk of our customers in the ordinary course of our gathering and marketing business.

      •
      Our operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.

      •
      Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

      •
      Any reduction in the capability of, or the allocations to our shippers on, connecting, third-party pipelines could cause a reduction of throughput on our pipelines and could reduce the amount of cash available for distribution to our unitholders.

      •
      We are dependent on a small number of customers for a substantial portion of our revenues.

      •
      Our ability to execute our acquisition strategy may be impaired if we are unable to complete accretive acquisitions on acceptable terms or access new capital.

      •
      Our acquisition strategy involves risks that may adversely affect our business.

      •
      We may be unsuccessful in implementing our contemplated changes in the revenue-generating activities of the assets we recently acquired from BP.

      •
      We may be unable to complete the acquisition of the EPTC assets and we may not be able to successfully integrate these assets into our operations.

      •
      Our debt levels or restrictions in our debt agreements may prevent us from engaging in some beneficial transactions or paying distributions if we are in default.

    Risks Inherent in an Investment in Us

      •
      Cost reimbursements to our general partner, which will be determined in our general partner's sole discretion, may be substantial and will reduce our cash available for distribution to you.

      •
      Our general partner's discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.

      •
      Anschutz and its affiliates have conflicts of interest with and limited fiduciary responsibilities to the unitholders, which may permit them to favor their own interests to your detriment.

      •
      Anschutz and its affiliates may engage in limited competition with us.

      •
      Even if unitholders are dissatisfied, they cannot easily remove our general partner, which could lower the trading price of the common units.

      •
      The control of our general partner may be transferred to a third party without unitholder consent.

      •
      You will experience immediate and substantial dilution of $10.13 per common unit.

      •
      We may issue additional common units without your approval, which would dilute your ownership interests.

      •
      Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

      •
      Our general partner has a limited right to buy out minority unitholders if it owns more than 80% of the common units, which may require you to sell your common units against your will and at an undesirable time or price.

      •
      Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

      •
      Unitholders may have liability to repay distributions.

    Tax Risks

      •
      The IRS could treat us as a corporation for tax purposes, which would substantially reduce any cash available for distribution to our unitholders.

      •
      A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner.

      •
      You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

      •
      Tax gain or loss on disposition of our common units could be different than expected.

      •
      Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

      •
      We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

      •
      We will treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

      •
      You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units.

Business Strategy

                        Our principal business objective is to generate stable and increasing cash flows by becoming a leading provider of pipeline transportation and other midstream services to the North American energy industry. We expect to achieve our objective by executing the following strategies:

      •
      Use our strategic position in our core market areas to maximize throughput on our pipelines.

      •
      Pursue strategic and accretive acquisitions that enhance and expand our core business.

      •
      Minimize our exposure to commodity price volatility.

Competitive Strengths

                        We believe we are well-positioned to execute our business strategies successfully due to the following competitive strengths:

      •
      Our pipelines are strategically located to serve major refining centers in California and the Rocky Mountain region.

      •
      Line 2000 is the only common carrier pipeline capable of transporting heavy crude oil from the San Joaquin Valley to refineries in the Los Angeles Basin.

      •
      The pending acquisition of the EPTC assets would allow us to participate in the expected growth of marine imports of crude oil that are expected to offset production declines in the San Joaquin Valley and California OCS.

      •
      Our pipeline systems have a high degree of operational flexibility.

      •
      Our senior management has extensive experience in managing and growing midstream businesses.

      •
      Anschutz's experience in identifying, evaluating and negotiating acquisitions enhances our ability to successfully complete acquisitions.

Our Relationship with Anschutz

                        Anschutz, a privately held company based in Denver, Colorado, has been active in various aspects of the oil and gas industry for over 40 years. Anschutz owns, indirectly, both a 55.4% limited partner interest and the 2% general partner interest in our partnership.

                        Anschutz entered the crude oil midstream business in 1983 by participating in the construction of Frontier pipeline in Wyoming. In 1987, Anschutz built AREPI pipeline to transport crude oil from its Anschutz Ranch East oilfield in southwest Wyoming and northeastern Utah to Salt Lake City.

                        In the 1990s, Anschutz built Line 2000, an insulated crude oil pipeline in California, to transport heavy crude oil produced in the San Joaquin Valley to the Los Angeles Basin. Line 2000, which was completed in 1999, provides a lower cost and safer means of transporting heavy crude oil than trains, trucks or marine tankers. Anschutz acquired an interest in the Line 63 system from ARCO Pipe Line Company in exchange for an interest in a joint venture which consisted of our Line 2000 and the Line 63 system. In 2001, Anschutz purchased ARCO Pipe Line Company's interest in the joint venture. Also in 2001, Anschutz strengthened its position in the California crude oil transportation market by acquiring a proprietary crude oil gathering and blending system located in the San Joaquin Valley from EOTT Energy Partners.

                        In late 2001 and early 2002, Anschutz expanded its presence in the Rocky Mountain region crude oil transportation market by acquiring an additional 9.72% interest in Frontier pipeline and substantially all of BP's Rocky Mountain crude oil pipeline assets, consisting of BP's interests in the Western Corridor and the Salt Lake City Core systems.

                        We believe Anschutz's extensive experience in the crude oil midstream business, specifically with respect to identifying, negotiating and executing acquisitions, will be important in helping us to execute our growth strategy. We believe Anschutz's contacts in the oil and gas industry, relationships with financing sources and reputation will provide us with acquisition opportunities and greater credibility among sellers of assets. Potential conflicts of interest may arise between Anschutz and us. Please read "Conflicts of Interest and Fiduciary Responsibilities."

PARTNERSHIP STRUCTURE AND MANAGEMENT

                        Our general partner has sole responsibility for conducting our business and for managing our operations. Consequently, we do not have any employees. Our operations will be conducted through, and our operating assets will be owned by, our subsidiaries. We will own our subsidiaries through an operating company, Pacific Energy Group LLC. Upon consummation of this offering of the common units and the related transactions:

      •
      our general partner will own the 2% general partner interest in us, 1,365,000 common units and 10,465,000 subordinated units, representing a 55.4% limited partner interest in us, and the incentive distribution rights, which entitle our general partner to receive a higher percentage of cash distributed in excess of $0.5125 per unit in any quarter;

      •
      we will own 100% of the member interests in our operating company; and

      •
      our operating company will own 100% of the member interests in our indirect subsidiaries: Pacific Terminals LLC, Pacific Pipeline System LLC, Pacific Marketing and Transportation LLC, or PMT, Rocky Mountain Pipeline System LLC, Anschutz Ranch East Pipeline LLC and Ranch Pipeline LLC.

                        Our general partner will not receive any management fee or other compensation in connection with its management of our business but will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf.

                        Our principal executive offices are located at 5900 Cherry Avenue, Long Beach, California 90805-4408, and our phone number is (562) 728-2800.

                        The chart on the following page shows our organization and ownership after giving effect to this offering and the related transactions.

Ownership of Pacific Energy Partners, L.P.

Common Unitholders:	
Public Unitholders	42.6%
Pacific Energy GP, Inc.	6.4%
Subordinated Unitholder:	
Pacific Energy GP, Inc.	49.0%
General Partner Interest	2.0%
	100%

Public Unitholders
9,100,000 Common Units
42.6% Limited Partner Interest
The Anschutz Corporation
100% Ownership
PPS Holding Company
100% Ownership
Pacific Energy GP, Inc.
(the General Partner)
1,365,000 Common Units
10,465,000 Subordinated Units
Incentive Distribution Rights
55.4% Limited Partner Interest
2% General Partner Interest
Pacific Energy Partners, L.P.
(the Partnership)
100% Membership Interest
Pacific Energy Group LLC
(the Operating Company)
100% Membership Interest
Pacific Terminals LLC*
Pacific Pipeline System LLC
Pacific Marketing and Transportation LLC
Rocky Mountain Pipeline System LLC
Anschutz Ranch East Pipeline LLC
Ranch Pipeline LLC
22.22% General Partner Interest
Frontier Pipeline Company

* We expect to hold the EPTC assets in this entity upon the completion of the EPTC asset acquisition. This entity is currently an indirect wholly owned subsidiary of Anschutz and will be contributed to us on or before the completion of the acquisition.

THE OFFERING

Common units offered to the public	9,100,000 common units.
10,465,000 common units if the underwriters exercise their over-allotment option in full.
Units outstanding after this offering	10,465,000 common units and 10,465,000 subordinated units, each representing a 49% limited partner interest in us.
Cash distributions
We intend to make minimum quarterly distributions of $0.4625 per common unit to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:
•
first, 98% to the common units and 2% to the general partner, until each common unit has received a minimum quarterly distribution of $0.4625 plus any arrearages in the payment of the minimum quarterly distribution from prior quarters;
• second, 98% to the subordinated units and 2% to the general partner, until each subordinated unit has received a minimum quarterly distribution of $0.4625; and
• third, 98% to all units, pro rata, and 2% to the general partner, until each unit has received a distribution of $0.5125.

If cash distributions per unit exceed $0.5125 in any quarter, our general partner will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions."

We must distribute all of our cash on hand at the end of each quarter, after payment of fees and expenses less reserves established by our general partner in its discretion. We refer to this cash as "available cash," and we define its meaning in our partnership agreement and in the glossary in Appendix C. The amount of available cash, if any, at the end of any quarter may be greater than or less than the minimum quarterly distribution.

The amount of cash we would have had available for distribution with respect to 2001 from our historical operations, as adjusted to reflect the amount of indebtedness we will have immediately after the closing of this offering, would have been sufficient to allow us to pay approximately 93% of the minimum quarterly distributions on the common units, but would have been insufficient to make any distribution on the subordinated units. Please read Appendix D to this prospectus for the calculation of our ability to have paid the minimum quarterly distributions during 2001.

We have included a projection of our cash available for distribution for the twelve months ended June 30, 2003 in Appendix E to this prospectus. We believe, based on the projections in Appendix E, that we will have sufficient cash from operations, including working capital borrowings, to enable us to pay the minimum quarterly distribution of $0.4625 on the common units and the subordinated units for each quarter through June 30, 2003, regardless of whether we consummate the EPTC asset acquisition. Please read "Cash Available for Distribution," Appendix D and Appendix E.
Subordination period
The subordination period will expire once we meet the financial tests in the partnership agreement, but it generally cannot expire before June 30, 2007. Please read "Description of the Subordinated Units—Conversion of Subordinated Units."
When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages.
Early conversion of subordinated units
If we meet the financial tests in our partnership agreement for any quarter ending on or after June 30, 2005, 25% of the subordinated units will convert into common units. If we meet these tests for any quarter ending on or after June 30, 2006, an additional 25% of the subordinated units will convert into common units. The second early conversion of the subordinated units may not occur until at least one year after the first early conversion of subordinated units.
Issuance of additional units
In general, during the subordination period we may issue up to 5,232,500 additional common units without obtaining unitholder approval. We can also issue an unlimited number of common units without unitholder approval for acquisitions or capital improvements that would increase the amount of cash flow from operations per unit on a pro forma basis, and we can issue additional common units if the proceeds of the issuance are used to repay up to $40.0 million of certain of our indebtedness.
General partner's preemptive rights
You will not have any preemptive rights upon the issuance of any partnership securities. Our general partner, however, has the right to purchase partnership securities from us to the extent necessary to maintain its and its affiliates' percentage ownership interest in us.
Limited voting rights
Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other regular basis. Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding units, including units owned by our general partner and its affiliates, voting together as a single class. Upon the consummation of this offering, we expect our general partner to own 56.5% of our outstanding units. This would give our general partner the practical ability to prevent its involuntary removal.

Limited call right
If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.
Estimated ratio of taxable income to distributions
We estimate that if you hold the common units that you purchase in this offering through June 30, 2005, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately % of the cash distributed to you with respect to that period. Please read "Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.
Exchange listing	We intend to list our common units on the New York Stock Exchange under the symbol "PGX."
Senior notes; credit facility
Concurrently with this offering, we expect to issue $225 million of senior notes and to enter into a three-year $200 million revolving credit facility. For a description of the senior notes and the credit facility, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Notes" and "—Credit Facility."

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

                        The following table shows summary historical financial and operating data of Pacific Energy (Predecessor) for the periods and as of the dates indicated. The data consists of the combined financial data of (1) Pacific Energy Group LLC, or PEG, whose subsidiaries include Pacific Pipeline System LLC, owner of Line 2000 and the Line 63 system, and Pacific Marketing and Transportation LLC, (2) Anschutz Ranch East Pipeline Inc., owner of AREPI pipeline, and (3) Ranch Pipeline Inc., which owned a 12.5% interest in Frontier Pipeline Company until December 17, 2001, at which time it acquired an additional 9.72% interest from BP. Our ownership of the Frontier Pipeline Company is not consolidated with our other financial data and has been accounted for under the equity method. The combined financial data is presented as financial data of Pacific Energy (Predecessor) because these entities are under common control and the data presents combined historical financial data as if these entities had been operated as a stand-alone business during the relevant periods. The financial data for 1999, 2000 and 2001 are derived from the audited combined financial statements of Pacific Energy (Predecessor).

                        The financial data does not include the financial position or results of operations associated with the Western Corridor or Salt Lake City Core systems purchased from BP in March 2002. Accordingly, unless otherwise specifically provided, references to our Rocky Mountain operations in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our financial statements include only AREPI pipeline and Frontier pipeline (under the equity method) and do not include the Western Corridor or Salt Lake City Core systems assets. In addition, the financial data does not include the financial position or results of operations associated with the pending EPTC asset acquisition.

                        We define adjusted EBITDA as operating income plus depreciation (including our share of the depreciation expense of Frontier Pipeline Company), rate case litigation settlement expenses, start-up expenses and other income. Adjusted EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider adjusted EBITDA as an alternative to net income, income before income taxes, cash flows from operations, or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Our adjusted EBITDA may not be comparable to adjusted EBITDA or similarly titled measures of other entities as other entities may not calculate adjusted EBITDA in the same manner as we do.

                        Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity or efficiency of our assets that extend their useful lives. Expansion capital expenditures are capital expenditures made to expand or increase the efficiency of the existing operating capacity of our assets, whether through construction or acquisition. We treat repair and maintenance expenditures that do not extend the useful life of existing assets as operating expenses and expense them as incurred.

                        The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Pacific Energy (Predecessor)
	Year Ended December 31,
	1999	2000	2001
	(in thousands)
Combined Statements of Operations:
Revenues:
Pipeline transportation	$48,291	$71,419	$66,236
Crude oil sales, net of purchases(1)	—	—	8,218

Net revenues before operating expenses	48,291	71,419	74,454

Expenses:
Operating	21,518	25,937	33,439
General and administrative	3,496	3,723	4,519
Rate case litigation settlement(2)	—	—	1,853
Depreciation	8,967	11,873	11,368
Start-up	1,584	—	—

Total expenses	35,565	41,533	51,179

Share of net income of Frontier(3)	1,702	1,738	1,569

Operating income	14,428	31,624	24,844
Other income	118	357	467
Interest income	245	474	320
Interest expense	(11,598)	(18,115)	(10,024)

Net income before taxes	3,193	14,340	15,607
Income tax expense	(602)	—	—

Net income	$2,591	$14,340	$15,607

Other Financial Data:
Adjusted EBITDA(4)	$25,121	$43,893	$38,574
Net cash provided by (used in) operating activities	$(7,531)	$24,738	$26,522
Net cash provided by (used in) investing activities	$(19,759)	$(1,906)	$(37,319)
Net cash provided by (used in) financing activities	$29,550	$(17,571)	$8,044
Capital expenditures:
Maintenance	1,221	1,662	3,381
Expansion	20,187	1,825	2,433

Total capital expenditures	$21,408	$3,487	$5,814

Balance Sheet Data (at period end):
Net property, plant and equipment	$349,275	$340,889	$311,889
Total assets(5)	366,087	366,011	374,393
Total debt, including current portion	240,000	240,000	181,333
Net parent investment	121,873	117,528	157,361
Operating Data:
West Coast Operations:
Pipeline throughput (bpd)(6)	136.5	166.3	158.0
Gathering and blended volumes (bpd)(1)	—	—	28.2
Rocky Mountain Operations:
AREPI pipeline throughput (bpd)(6)	41.1	39.4	41.1
Frontier pipeline throughput (bpd)(6)(7)	38.8	37.4	40.5

(1)
Includes six months of gathering, blending and marketing operations, the assets of which were purchased from EOTT Energy Partners on June 30, 2001.

(2)
Provision for settlement expenses related to the AREPI pipeline rate case litigation.

(3)
On December 17, 2001, Pacific Energy (Predecessor) acquired an additional 9.72% interest in Frontier pipeline. Therefore, 2001 includes 12.5% of the net income of Frontier pipeline for the period January 1, 2001 through December 16, 2001 and 22.22% for the balance of the year. 1999 and 2000 includes 12.5% of the net income of Frontier pipeline.

(4)
We define adjusted EBITDA as operating income plus depreciation (including our share of the depreciation expense of Frontier Pipeline Company), rate case litigation settlement expense, start-up expenses and other income.

(5)
Includes a $10.6 million deposit made in connection with the acquisition of the Western Corridor system and Salt Lake City Core system assets.

(6)
Throughput is the total number of barrels per day transported on a pipeline system. We recognize throughput at the time a barrel of crude oil is delivered to its ultimate delivery point.

(7)
This figure represents 100% of the throughput on Frontier pipeline.

SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

                        Pacific Energy GP, Inc., our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in state statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. However, because our general partner is an indirect, wholly owned subsidiary of Anschutz, its officers and directors also have fiduciary duties to manage our general partner's business in a manner beneficial to the shareholder of Anschutz. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read "Conflicts of Interest and Fiduciary Responsibilities."

                        Our partnership agreement limits the liability and reduces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and to conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

                        Anschutz and its affiliates may also engage in limited competition with us. For a description of our relationship with Anschutz and our other affiliates, please read "Certain Relationships and Related Transactions."

RISK FACTORS

                        Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common units could decline and you may lose all or part of your investment.

Risks Inherent in Our Business

    We may not have sufficient cash from operations to pay the minimum quarterly distribution following establishment of cash reserves and after payment of fees and expenses, including payments to our general partner.

                        We may not have sufficient available cash each quarter to pay the minimum quarterly distribution on all units. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations. The amount of cash we generate from our operations will fluctuate from quarter to quarter and will depend upon, among other things:

      •
      the volume of crude oil we transport through our pipelines;

      •
      the tariff rates we charge on our pipelines;

      •
      our blending and marketing margins;

      •
      the level of our operating costs, including reimbursements to our general partner;

      •
      the level of competition from other pipelines; and

      •
      prevailing economic conditions.

                        In addition, the actual amount of cash we will have available for distribution will depend on other factors, such as:

      •
      the level of capital expenditures we make;

      •
      our debt service requirements;

      •
      fluctuations in our working capital needs;

      •
      the cost of acquisitions, if any;

      •
      our ability to borrow under our working capital facility to make distributions; and

      •
      the amount, if any, of cash reserves established by our general partner, in its discretion.

                        You should also be aware that the amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record a net loss and may not make cash distributions during periods when we record net income.

                        The amount of cash we would have had available for distribution with respect to 2001 from our historical operations, as adjusted to reflect the amount of indebtedness we will have immediately after the closing of this offering, would have been sufficient to allow us to pay approximately 93% of the minimum quarterly distributions on the common units, but would have been insufficient to make any distributions on the subordinated units. Please read Appendix D to this prospectus for the calculation of our ability to have paid the minimum quarterly distributions during 2001.

    The assumptions underlying the projections we include in Appendix E are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those projected.

                        The projections set forth in Appendix E include our projected operating results for the twelve months ending June 30, 2003. The assumptions underlying these projections are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those projected. If the projections are not achieved, we may not be able to pay the minimum quarterly distribution or any amount on the common units, in which event the market price of the common units may decline materially. Furthermore, because we have only operated the assets acquired from BP for a short period of time, and we have not operated the EPTC assets at all, the assumptions with respect to those assets are even more uncertain. The projections assume that we will be able to implement operating changes with respect to these assets that will provide us with operating benefits during the period covered by the projections. There can be no assurance that we will be able to implement these changes or recognize these benefits by June 30, 2003, or at all. In addition, certain of the financial information regarding these assets supplied to us by BP and Southern California Edison is unaudited and we have not independently confirmed the accuracy of the information provided to us by them.

                        Our independent accountants have not examined, compiled, reviewed or performed any other procedures with respect to the projections contained in Appendix E and therefore have not expressed any opinion thereon or issued any report with respect thereto. The projections have not been prepared in compliance with the published presentation guidelines of the American Institute of Certified Public Accountants.

    A material decline in the volume of crude oil processed by any of the refineries we serve could reduce our ability to make distributions to our unitholders.

                        Any significant reduction in the volume of crude oil processed at the refineries we serve could reduce the volume of crude oil we transport on our pipelines, or throughput, and result in our realizing materially lower levels of revenues and cash flow. This reduction could occur for a number of reasons, including:

      •
      A sustained decrease in demand for refined products, which could result from:

      —
      a local or national recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel fuel and travel;

      —
      an increase in the market price of crude oil that leads to higher refined product prices, resulting in lower demand;

      —
      higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline or other refined products; or

      —
      a shift by consumers to more fuel-efficient or alternative fuel vehicles or an increase in fuel economy, whether as a result of technological advances by manufacturers, legislation mandating higher fuel economy or otherwise.

      •
      The refineries we serve could partially or completely shut down their operations, temporarily or permanently, due to factors affecting their ability to produce refined products such as:

      —
      unscheduled maintenance or catastrophic events at a refinery, such as a fire, flood, explosion or power outage;

      —
      labor difficulties that result in a work stoppage or slowdown at a refinery;

      —
      environmental proceedings or other litigation that require the halting of all or a portion of the operations at a refinery;

      —
      increasingly stringent environmental regulations, such as the Environmental Protection Agency's gasoline and diesel sulfur control requirements that limit the concentration of sulfur in motor gasoline and diesel fuel;

      —
      a governmental ban or other limitation on the use of any important feedstock or product of a refinery; or

      —
      other legislation or regulation that adversely impacts the economics of refinery operations.

      •
      The refineries we serve may be unsuccessful in competing against other existing or future sources of refined products in their markets, such as pipelines or marine tankers that deliver refined products into the Los Angeles Basin or the Rocky Mountain region from refineries in other areas. For example, several companies are jointly pursuing constructing a pipeline to deliver refined products from refineries on the Texas Gulf Coast to Salt Lake City, that would compete with output from the refineries in Salt Lake City.

      •
      The refineries we serve may be unsuccessful in competing against other refineries for available supplies of crude oil to fulfill their requirements. For example, Line 2000 and Line 63 primarily serve refineries in the Los Angeles Basin. These refineries compete with refineries in the San Francisco Bay and central California areas for adequate supplies of crude oil produced from the San Joaquin Valley and California OCS.

    A material decrease in the production of crude oil from fields served by our pipelines could materially reduce our ability to make distributions to our unitholders.

                        The throughput on our pipelines depends on the availability of attractively priced crude oil produced in the areas served by our pipelines, either directly or through connections with pipelines owned by third parties. Crude oil production may decline for a number of reasons, including natural declines due to depleting wells, a material decrease in the price of crude oil or the inability of producers to obtain necessary drilling and other permits from applicable governmental authorities. If we do not replace volumes lost due to a temporary or permanent material decrease in production, our throughput would decline, reducing our revenues and cash flow and adversely affecting our ability to make cash distributions to our unitholders.

                        The crude oil producing fields served by our pipelines are experiencing a decline in production. According to Energy Analysts, production in the San Joaquin Valley in California is expected to decline at a rate of 1.5% per year over the next five years and production in the California OCS is expected to decline at a rate of 5% per year over the next five years. Additional drilling is not anticipated in the California OCS in the next five years. Aggregate crude oil production in the Rocky Mountain region is expected to continue to decline at a rate of 5.7% annually through 2005 according to Energy Analysts.

                        A decrease in the price of crude oil, on either a temporary or permanent basis, may also affect the total volume of crude oil produced from the fields served by our pipelines. If crude oil prices were to decline significantly, as they did in 1998 and other periods in the past, production from the fields served by our pipelines may cease to be profitable and crude oil producers may decide to decrease or stop production. In addition, an increase in the price of natural gas or electricity, both of which are used in connection with an advanced recovery technique known as steam-flooding, could result in a decrease in steam-flood operations in the fields served by our pipelines and therefore reduce production.

                        To maintain our throughput, new supplies of crude oil must be available to offset volumes lost because of declines in crude oil production. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is declining and competition to gather available production is intense. It is difficult to attract producers to a new gathering system if the producer is already connected to one. As a result, we or third-party shippers on our pipeline systems may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil.

    If the refineries we serve process crude oil from locations to which our pipelines do not directly or indirectly connect, throughput on our pipelines could materially decline.

                        Throughput on our pipelines decreases to the extent refineries in the Los Angeles Basin choose to process more Alaskan North Slope, or ANS, and foreign crude oil and less California crude oil. Refineries in the Los Angeles Basin currently process crude oil produced in California, Alaska and in various foreign nations. Marine tankers deliver Alaskan and foreign crude oil to the Ports of Los Angeles and Long Beach. This crude oil is then directed through third-party pipelines to the various refineries and terminal facilities serving the Los Angeles Basin. These waterborne deliveries compete with crude oil produced in the San Joaquin Valley and California OCS that is transported to the Los Angeles Basin on Line 2000 and Line 63. This lowers our West Coast operations' revenue and cash flow and could impair our ability to make distributions.

                        New competing pipeline systems could also be built that deliver crude oil from other locations to the refineries that we serve. This could cause us to reduce our rates or to experience reduced throughput.

    Tariff rate regulation, or a successful challenge to our tariff rates, may prevent us from fully recovering our costs and may otherwise limit the tariff rates that we are permitted to charge, thereby reducing the amount of cash available for distribution to our unitholders.

                        Interstate Pipelines.    The Federal Energy Regulatory Commission, or FERC, regulates the tariff rates for our interstate common carrier pipeline operations. Shippers may protest our tariffs, and the FERC may investigate the lawfulness of new or changed tariff rates. The FERC can suspend increases in those tariff rates for up to seven months. It may also require refunds of amounts collected under tariff rates ultimately found unlawful. The FERC may also investigate tariff rates that have become final and effective. Because of the complexity of ratemaking, the lawfulness of any tariff rate is never assured.

                        The FERC's ratemaking methodologies may limit our ability to set tariff rates based on our true costs or may delay the use of tariff rates that reflect increased costs. The FERC's primary ratemaking methodology is indexing. We use this methodology in all of our interstate markets. The indexing method allows a pipeline to increase its tariff rates by a percentage equal to the change in the producer price index for finished goods minus 1%. If the index rises by less than 1% or falls, we will be required to reduce our tariff rates that are based on the FERC's rate-indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. Any of the foregoing could adversely affect our revenues and cash flow.

                        Under the Energy Policy Act adopted in 1992, some of our interstate pipeline tariff rates in effect at that time were deemed just and reasonable or "grandfathered." As that Act applies to our tariff rates, a person challenging a grandfathered rate must, as a threshold matter, establish that a substantial change has occurred since the date of enactment of the Act, in either the economic circumstances or the nature of the service that formed the basis for the tariff rate. A complainant might assert that the creation of the partnership itself constitutes such a change, an argument that has not previously been specifically addressed by the FERC. If the FERC were to find a substantial change in circumstances, then the existing tariff rates could be subject to detailed review. There is a risk that some of our tariff rates could be found to be in excess of levels justified by our cost of service. In such event, the FERC would order us to reduce our tariff rates. Any such reduction would result in lower revenues and cash flows and may reduce our ability to make cash distributions to our unitholders.

                        In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of an income tax allowance in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners. If our tariff rates were challenged and the FERC were to disallow the inclusion of an income tax allowance in our cost of service, it may be more difficult for us to justify our tariff rates.

                        Intrastate Pipelines.    The majority of our intrastate pipeline operations are subject to regulation by state public utility commissions. A state commission may investigate our intrastate tariff rates or our terms and conditions of service on its own initiative or at the urging of a shipper or other interested party. If a state commission found that our tariff rates were not justified, the state commission could order us to reduce our tariff rates.

                        The CPUC regulates the tariff rates of our two pipelines that are located in California, Line 2000 and the Line 63 system. Both of these pipelines are intrastate crude oil pipelines and are not subject to tariff rate regulation by the FERC. The Wyoming Public Service Commission, or WPSC, regulates the tariff rates we charge shippers for intrastate deliveries on Big Horn pipeline, which is part of the Western Corridor system, and on the Salt Lake City Core system. These tariff rates are primarily cost-based, but free-market and competitive factors can influence the tariff rates as well.

                        Potential changes to current ratemaking methods and procedures may impact the federal and state regulations under which we will operate in the future. In addition, if the FERC's or an applicable state commission's petroleum pipeline ratemaking methodology changes, the new methodology could result in tariff rates that generate lower revenues and cash flow and adversely affect our ability to make cash distributions to our unitholders. Please read "Business—Tariff Rate Regulation" for a further discussion of the tariff rate regulations governing our interstate and intrastate pipelines.

    We may be unsuccessful in competing against existing or future pipelines in the areas in which we currently operate or may operate in the future.

                        Our principal competitors for large volume shipments of crude oil are other pipelines. For example, we compete with Alberta Energy Corporation's Express pipeline in transporting Canadian crude oil into the Rocky Mountain region. New crude oil pipelines could also be constructed in the areas served by our pipelines. Competition among common carrier pipelines is based primarily on transportation charges, access to producing areas and customer demand for crude oil. We compete to a lesser extent with trucks that deliver crude oil in several areas in which we serve. Our competitors may have greater financial and other resources than we have. If we are unsuccessful in competing against other pipelines or trucking operations, throughput in our pipelines could be reduced and we may be unable to make cash distributions to our unitholders. Please read "Business—West Coast Operations—Competition" and "—Rocky Mountain Operations—Competition" for a further discussion of the competition we face.

    We are exposed to the credit risk of our customers in the ordinary course of our gathering and marketing business.

                        In our gathering and marketing business, when we purchase crude oil at the wellhead, we sometimes pay all or a portion of the production proceeds to an operator, who distributes those proceeds to the various interest owners. This arrangement exposes us to operator credit risk, and we must determine whether the operators have sufficient financial resources to make these payments and distributions and to indemnify and defend us in case of a protest, action or complaint. Even if our credit review and analysis mechanisms work properly, we may experience losses in dealings with operators and other parties.

    Our operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that could require us to make substantial expenditures.

                        Our operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety. Many of these laws and regulations impose increasingly stringent permitting and operating requirements. In addition, these laws and regulations are subject to change, which change could result in an increase in our ongoing cost of compliance and have an adverse effect on our operations. We could, therefore, be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from compliance with future required operating permits. Failure to comply with these environmental laws and regulations could result in the assessment of administrative, civil or criminal penalties and, in some instances, the issuance of injunctions to limit or cease operations. In addition, there are risks of accidental releases associated with our operations, such as leaks or spills of crude oil from our pipelines or storage facilities, which could result in significant liabilities arising from environmental cleanup and restoration costs and claims for personal injury and property damage. If we were unable to recover such costs through insurance or increased tariffs, cash distributions to our unitholders could be adversely affected.

                        We also own or lease a number of properties that have been used to store or distribute crude oil for many years. Crude oil and wastes associated with these historical activities may have been disposed of or released into the environment at these properties or at other locations where such materials may have been taken for disposal. In addition, some of these properties have been operated by third parties whose handling, disposal and release of crude oil and wastes materials were not under our control. We could incur significant liabilities for cleanup and restoration costs and claims for personal injury and property damage related to these historical activities. Please read "Business—Environmental Regulation" for more information.

                        Our operations are also subject to extensive operations and safety regulation. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil industry and its individual participants. The failure to comply with these rules and regulations can result in substantial penalties. The regulatory burden on the oil industry increases our cost of doing business and, consequently, affects our profitability. Please read "Business—Operations and Safety Regulation" for more information.

    Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

                        Our operations are subject to operational hazards and unforeseen interruptions, such as natural disasters, accidents, fires, explosions, hazardous materials releases, acts of terrorism or other events beyond our control. A casualty might result in personal injury or loss of life, loss of equipment or loss of or extensive damage to property, as well as an interruption in our operations. We may not be able to maintain our existing insurance coverage or obtain new coverage of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

    Any reduction in the capability of, or the allocations to our shippers on, connecting third-party pipelines could cause a reduction of throughput on our pipelines and could reduce the amount of cash available for distribution to our unitholders.

                        We depend upon connections to third-party pipelines to deliver crude oil to some of our customers. Any reduction of capabilities in these connecting pipelines due to testing, line repair, reduced operating pressures, a decline in production associated with the third-party system or other causes could result in reduced throughput on pipelines. Similarly, any reduction in the allocations to our shippers on these connecting pipelines because additional shippers begin transporting volumes over the pipelines could also result in reduced throughput on our pipelines. Any reduction in throughput on our pipelines could adversely affect our revenues and cash flow and our ability to make distributions to unitholders.

    We are dependent on a small number of customers for a substantial portion of our revenues.

                        Our top three customers for our West Coast operations accounted for approximately 74% of our revenue for the year ended December 31, 2001. A few customers for our Rocky Mountain operations accounted for substantially all the revenue on our Rocky Mountain systems for the year ended December 31, 2001. The loss of any of these customers, a decline in their credit worthiness or a substantial reduction in their shipments on our pipelines, could adversely affect our results of operations and cash flows and our ability to make distributions to unitholders.

    Our ability to execute our acquisition strategy may be impaired if we are unable to complete accretive acquisitions on acceptable terms or access new capital.

                        Although our business strategies include internal growth, our ability to grow will depend principally on our ability to complete attractive acquisitions. We cannot assure you we will be able to identify attractive acquisition candidates or that we will be able to complete acquisitions on economically acceptable terms. Acquisition transactions can occur quickly and at any time and may be significant in size relative to the size of our existing asset base. We may need new capital to finance these acquisitions and limitations on our ability to access new sources of capital may impair our ability to make acquisitions. If we are able to access new sources of capital, but only at more expensive rates, our ability to make acquisitions accretive will be limited. Our ability to maintain our capital structure may impact the market value of our common units and our debt securities.

    Our acquisition strategy involves risks that may adversely affect our business.

                        Any acquisition involves potential risks, including:

      •
      a significant increase in our indebtedness and working capital requirements;

      •
      the inability to timely and effectively integrate the operations of recently acquired businesses;

      •
      the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets prior to our acquisition;

      •
      customer or key employee loss from the acquired businesses; and

      •
      the diversion of management's attention from other business concerns.

                        Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from our acquisitions, realize other anticipated benefits and our ability to make distributions to unitholders.

    We may be unsuccessful in implementing our contemplated changes in the revenue-generating activities of the assets we recently acquired from BP.

                        We intend to operate the assets we acquired from BP in a different manner than BP. If we are unable to implement, in a timely and cost-effective manner, our planned changes in the operation of the assets that we acquired from BP, including our intent to utilize excess capacity, our revenues and, therefore, our ability to pay the cash distributions on our common units could be adversely affected.

    We may be unable to complete the acquisition of the EPTC assets and we may not be able to successfully integrate these assets into our operations.

                        Completion of our acquisition of the EPTC assets is subject to the satisfaction of a number of conditions, including receipt of approval by the CPUC and other governmental authorities. In addition, the acquisition agreement may be terminated if the CPUC disapproves of the transaction or fails to render its approval within 210 days from filing the application for approval, if there are uncured material breaches or defaults or if the closing of the transaction has not occurred by February 1, 2003. Moreover, we may not be able to acquire certain assets if we cannot obtain necessary third-party consents or if certain casualty events damage or destroy those assets. Accordingly, we cannot assure you that we will ultimately acquire the EPTC assets when we expect or at all.

                        We do not have any commitment for the financing necessary to purchase the EPTC assets. The purchase price of these assets is $158.2 million, subject to upward adjustment. We anticipate funding this acquisition with a combination of borrowings under our credit facility and the issuance of additional units. Our ability to borrow under our credit facility may be limited by our debt levels or by contractual restrictions in the credit agreement or other agreements. Our ability to issue additional units may be limited by market conditions or our operating performance. If we are unable to raise the funds necessary to pay the purchase price, we will be unable to consummate the acquisition of the EPTC assets.

                        EPTC assets generate revenue primarily through the leasing of storage tank capacity. Lease rates for storage tanks are negotiated with each individual customer, resulting in private contracts with terms varying from one month to five years. The CPUC may not allow us to use this approach. If we were unable to lease storage capacity on an arm's-length basis, our revenue and cash flows may be adversely affected, which could adversely affect our ability to make distributions to unitholders.

    Our debt levels or restrictions in our debt agreements may prevent us from engaging in some beneficial transactions or paying distributions if we are in default.

                        Upon completion of this offering, we expect our total outstanding long-term indebtedness to be approximately $225 million, consisting entirely of our senior notes. Our payment of principal and interest on the indebtedness will reduce the cash available for distribution on our units. We will be prohibited by our credit agreement and the indenture governing our senior notes from making cash distributions during an event of default or if the payment of a distribution would cause an event of default. Our current indebtedness and various limitations in the indenture governing our senior notes and in our credit agreement may reduce our ability to incur additional debt or to engage in some transactions and therefore to make acquisitions or pursue other business opportunities. Any subsequent refinancing of our current debt or any new debt could have similar or greater restrictions.

Risks Inherent in an Investment in Us

    Cost reimbursements to our general partner, which will be determined in our general partner's sole discretion, may be substantial and will reduce our cash available for distribution to you.

                        Our general partner will be entitled to be reimbursed for all expenses it incurs on our behalf. Our general partner has sole discretion in determining the amount of these expenses. Our obligation to reimburse our general partner for expenses may be substantial and will reduce the amount of available cash for distribution to our unitholders. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. Please read "Conflicts of Interest and Fiduciary Responsibilities—Conflicts of Interest."

    Our general partner's discretion in establishing cash reserves may reduce the amount of cash available for distribution to you.

                        Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that, in its reasonable discretion, are necessary to fund our future operating expenditures. In addition, our partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to you.

    Anschutz and its affiliates have conflicts of interest with and limited fiduciary responsibilities to the unitholders, which may permit them to favor their own interests to your detriment.

                        Following the offering, Anschutz and its affiliates will own the 2% general partner interest and a 55.4% limited partner interest in us and will own and control our general partner. Conflicts of interest may arise between Anschutz and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

      •
      neither our partnership agreement nor any other agreement requires Anschutz to pursue a business strategy that favors us or utilizes our assets. The directors and officers of Anschutz have a fiduciary duty to make decisions in the best interests of the stockholder of Anschutz;

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      our general partner is allowed to take into account the interests of parties other than us, such as Anschutz, in resolving conflicts of interest;

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      our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

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      our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and cash reserves, each of which can affect the amount of cash, if any, that is distributed to our unitholders;

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      our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

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      our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

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      our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates; and

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      our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

                        Please read "Certain Relationships and Related Transactions—Omnibus Agreement" and "Conflicts of Interest and Fiduciary Responsibilities."

    Anschutz and its affiliates may engage in limited competition with us.

                        Anschutz and its affiliates may engage in limited competition with us. Pursuant to the omnibus agreement, Anschutz and its affiliates will agree not to engage in the transportation of crude oil by pipeline in the United States for any third parties or crude oil storage and terminalling activities in the United States for any third parties. This agreement, however, does not apply to:

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      any other businesses of Anschutz or its subsidiaries, including without limitation gathering or marketing activities;

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      any activities performed by Anschutz or its subsidiaries primarily in connection with oil and gas properties owned jointly by Anschutz or its subsidiaries with other parties;

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      the business activities of certain public and private companies in which Anschutz or its subsidiaries hold an ownership interest;

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      any business owned by Anschutz or its subsidiaries on the closing of this offering, including any capital improvements, replacements or direct expansions of these businesses;

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      any business that Anschutz or any of its subsidiaries acquires or constructs that has a fair market value of less than $10.0 million for any particular transaction and less than $50 million on an aggregate basis within the preceding 12-month period;

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      any business that Anschutz or any of its subsidiaries acquires or constructs that has a fair market value of $10.0 million or greater for any particular transaction or $50 million or greater on an aggregate basis within the preceding 12-month period, in each case if we have been offered the opportunity to purchase the business for fair market value and we decline to do so with the approval of our conflicts committee; and

      •
      any business that Anschutz or any of its subsidiaries acquires or constructs if we have agreed with Anschutz or any of its subsidiaries in advance, with the approval of our conflicts committee, on the amount and nature of consideration, closing date and other terms upon which we will acquire the business from Anschutz or its subsidiaries after the acquisition or construction of the business by Anschutz or its subsidiaries.

                        Upon a change of control of Anschutz or a sale of the general partner by Anschutz, the noncompetition provisions of this agreement may terminate.

    Even if unitholders are dissatisfied, they cannot easily remove our general partner, which could lower the trading price of the common units.

                        Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis.

                        The board of directors of our general partner is chosen by Anschutz. Although our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and the unitholders, the directors of our general partner also have a fiduciary duty to manage our general partner in a manner beneficial to Anschutz.

                        Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. First, our general partner generally may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because our general partner will initially control approximately 56.5% of all the units, our general partner currently cannot be removed without the consent of our general partner. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which preferences would otherwise have continued until we had met certain distribution and performance tests.

                        Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

                        Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision which states that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

                        As a result of these provisions, the price at which the common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

    The control of our general partner may be transferred to a third party without unitholder consent.

                        Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on Anschutz's ability, as the ultimate owner of our general partner, from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and to control the decisions made and actions taken by the board of directors and officers.

    You will experience immediate and substantial dilution of $10.13 per common unit.

                        The assumed initial public offering price of $20.00 per unit exceeds tangible book value as adjusted for this offering of $9.87 per unit. Based on an assumed initial public offering price of $20.00, you will incur immediate and substantial dilution of $10.13 per common unit. The main factor causing dilution is related to the fact that our general partner and its affiliates acquired interests in us at equivalent per unit prices less than the public offering price. Please read "Dilution."

    We may issue additional common units without your approval, which would dilute your ownership interests.

                        During the subordination period, our general partner may cause us to issue up to 5,232,500 additional common units without unitholder approval. Our general partner may also cause us to issue an unlimited number of additional common units or other partnership securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

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      the issuance of common units in connection with acquisitions or capital improvements that our general partner determines would increase the amount of cash flow from operations per unit on a pro forma basis;

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      the conversion of subordinated units into common units;

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      the conversion of units of equal rank with the common units into common units under some circumstances;

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      the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner;

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      issuances of common units pursuant to employee benefit plans; or

      •
      issuances of common units to repay up to $40.0 million of certain indebtedness.

                        Upon the expiration of the subordination period, we may issue an unlimited number of common units or other partnership securities without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of partnership securities ranking junior to the common units at any time.

                        The issuance of additional common units or other partnership securities of equal or senior rank will have the following effects:

      •
      our unitholders' proportionate ownership interest in us will decrease;

      •
      the amount of cash available for distribution on each unit may decrease;

      •
      because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

      •
      the relative voting strength of each previously outstanding unit may be diminished; and

      •
      the market price of the common units may decline.

    Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

                        In some instances, our general partner may cause us to borrow funds from affiliates of Anschutz or from third parties to make cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

    Our general partner has a limited right to buy out minority unitholders if it owns more than 80% of the common units, which may require you to sell your common units against your will and at an undesirable time or price.

                        If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, to acquire all, but not less than all, of the remaining common units held by unaffiliated unitholders. As a result, you may be required to sell your common units against your will and at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units.

                        If our general partner exercises its buy out right, the common units will be purchased at the greater of:

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      the most recent 20-day average trading price ending on the date three days prior to the date the notice of purchase is mailed; or

      •
      the highest price paid by our general partner or its affiliates to acquire common units during the prior 90 days.

                        Our general partner can assign its limited call right to an affiliate or to us. For additional information about the call right, please read "The Partnership Agreement—Limited Call Right."

    Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

                        A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. While our partnership is organized under Delaware law, we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for our obligations as if you were a general partner if:

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      a court or government agency determined that we were conducting business in a state but had not complied with that particular state's partnership statute; or

      •
      your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

                        Please read "The Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations of liability on a unitholder.

    Unitholders may have liability to repay distributions.

                        Unitholders will not be liable for assessments in addition to their initial capital investment in our units. Under certain circumstances, however, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership. However, assignees are not liable for obligations unknown to the assignee at the time the assignee became a limited partner if the liabilities could not be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Tax Risks

                        Please read "Material Tax Consequences" for a full discussion of the expected material federal income tax consequences of owning and disposing of common units.

    The IRS could treat us as a corporation for tax purposes, which would substantially reduce any cash available for distribution to our unitholders.

                        The anticipated after-tax benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

                        If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rates, currently at a maximum rate of 35%, distributions to you would generally be taxed again as corporate distributions and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and therefore would likely result in a substantial reduction in the value of our common units.

                        Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

    A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner.

                        We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may disagree with some or all of our counsel's conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne directly or indirectly by our unitholders and our general partner.

    You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

                        You will be required to pay any federal income taxes and, in some cases, state, local and foreign income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from the taxation of your share of our taxable income.

    Tax gain or loss on disposition of our common units could be different than expected.

                        If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

    Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

                        Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

    We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

                        We will register with the IRS as a "tax shelter." The IRS requires that some types of entities, including some partnerships, register as tax shelters in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profit interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in your tax returns and may lead to audits of your tax returns and adjustments of items unrelated to us. You would bear the cost of any expense incurred in connection with an examination of your tax return.

    We will treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

                        Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences—Uniformity of Units" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

    You will likely be subject to state and local taxes and return filing requirements as a result of investing in our common units.

                        In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business in California, Montana, Wyoming, Colorado and Utah. Of these states, only Wyoming does not currently impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

                        Common Units.    We expect to receive net proceeds of approximately $169.3 million from the sale of the 9.1 million common units offered by this prospectus, after deducting underwriting discounts but before paying estimated offering expenses. We base these proceeds on an assumed public offering price of $20.00 per unit and no exercise of the underwriters' over-allotment option.

                        We anticipate using the aggregate net proceeds of this offering to:

      •
      repay $166.3 million of the 176.4 million of outstanding indebtedness due to Citibank N.A. This indebtedness bears interest at an annual rate of LIBOR plus 0.625% and matures in August 2003; and

      •
      repay 3.0 million in expenses, incurred in connection with this offering and the related transactions;.

                        If the underwriters exercise their over-allotment option, proceeds from this exercise will be used to redeem the common units owned by our general partner to reimburse it for certain expenditures.

                        Senior Notes.    The net proceeds from the sale of $223.3 million of senior notes will be used to make a distribution of $121.2 million to our general partner and the balance will be used to:

      •
      pay the $10.1 million balance on the outstanding indebtedness due to Citibank;

      •
      repay $87.0 million of outstanding indebtedness due to U.S. Bank. This debt was incurred in connection with the acquisition of the BP assets. It bears interest generally at LIBOR plus 2% and matures on December 31, 2002; and

      •
      repay $4.9 million of outstanding indebtedness to an affiliate of Anschutz. This debt was incurred in connection with the acquisition of the additional 9.72% interest in Frontier pipeline. It bears interest at a rate of 8% and is due on demand.

CAPITALIZATION

                        The following table shows (1) our capitalization as of December 31, 2001, (2) our capitalization as of December 31, 2001, as adjusted for the acquisition of assets from BP on March 1, 2002, and (3) our capitalization as of December 31, 2001, as adjusted to reflect the acquisition of assets from BP, the offering of the common units and the issuance of the senior notes and the application of the net proceeds in the manner described under "Use of Proceeds."

                        This table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2001
	(in thousands)
	Actual	As Adjusted for BP Asset Acquisition(1)	As Adjusted for BP Asset Acquisition and the Offering(2)
Cash and cash equivalents	$9,511	$9,511	$9,511

Long-term debt:
Senior notes	—	—	225,000
Revolving credit facility	—	—	—
Notes payable to banks and affiliates	181,333	268,333	—

Total long-term debt	181,333	268,333	225,000

Owner's equity/partners' capital
Owner's equity	157,361	165,761	—
Common unitholders	—	—	166,260
General partner(3)
Common units	—	—	4,958
Subordinated units	—	—	38,012
General partner interest	—	—	1,552

Total owner's equity/partners' capital	157,361	165,761	210,782

Total capitalization	$338,694	$434,094	$435,782

(1)
Reflects additional cash funding to complete the asset acquisition from BP, which consisted of borrowings of $87.0 million and a cash contribution by owner of $8.4 million.

(2)
Reflects net proceeds from the offering of the senior notes of $223.3 million, net proceeds from the offering of the common units of $166.3 million (after payment of $3.0 million of expenses in connection with this offering), less repayment of debt of $268.3 million and a distribution to our general partner of $121.2 million.

(3)
Reflects historical cost basis allocated to the units and the general partner interest based on their relative distribution percentages.

DILUTION

                        Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after the offering. On an as adjusted basis as of December 31, 2001, after giving effect to the acquisition of assets from BP, this offering and the related transactions, our net tangible book value was $210.8 million, or $9.87 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00

Net tangible book value per common unit before the offering(1)	$13.52
Change in net tangible book value per common unit following the offering	(3.65)

Less: Net tangible book value per common unit after the offering(2)		$9.87

Immediate dilution in net tangible book value per common unit to new investors		$10.13

(1)
Determined by dividing the number of units (1,365,000 common units, 10,465,000 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 427,143 units) to be issued to our general partner for its contribution of assets and liabilities to Pacific Energy Partners into the net tangible book value of the contributed assets and liabilities.

(2)
Determined by dividing the total number of units (10,465,000 common units, 10,465,000 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 427,143 units) to be outstanding after this offering into our net tangible book value of Pacific Energy Partners, after giving effect to the application of the net proceeds of this offering.

                        The following table sets forth the number of units that we will issue and the total consideration contributed to Pacific Energy Partners by the general partner in respect of its units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
			(in thousands)
General partner(1)(2)	12,257,143	57.4%	$44,522	19.7%
New investors	9,100,000	42.6%	182,000	80.3%

Total	21,357,143	100.0%	$226,522	100.0%

(1)
Upon the consummation of the transactions contemplated by this prospectus, the general partner will own an aggregate of 1,365,000 common units, 10,465,000 subordinated units and our a 2% general partner interest in Pacific Energy Partners having a dilutive effect equivalent to 427,143 units.

(2)
The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with generally accepted accounting principles. Book value of the consideration provided by the general partner and its affiliates, as of December 31, 2001, after giving effect to the application of the net proceeds of the offering, is as follows:

(in thousands)
Book value of net assets contributed by the general partner	$165,761
Less: Distribution to general partner	121,240

Total consideration	$44,522

CASH DISTRIBUTION POLICY

Quarterly Distributions of Available Cash

    General

                        Within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2002, we will distribute all of our available cash, if any, to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through June 30, 2002 based on the actual length of the period.

    Definition of Available Cash

                        We define available cash in the glossary, and it generally means, for each fiscal quarter:

      •
      all cash on hand at the end of the quarter; less

      •
      the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

      •
      provide for the proper conduct of our business;

      •
      comply with applicable law, any of our debt instruments or other agreements; and

      •
      provide funds for distributions to unitholders and the general partner for any one or more of the next four quarters; plus

      •
      all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

    Intent to Distribute the Minimum Quarterly Distribution

                        We intend to make a minimum quarterly distribution on each common unit and subordinated unit of $0.4625, or $1.85 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement or the indenture governing our senior notes.

Operating Surplus and Capital Surplus

    General

                        All cash distributed to unitholders will be characterized as either "operating surplus" or "capital surplus." We distribute available cash from operating surplus differently than available cash from capital surplus.

    Definition of Operating Surplus

                        We define operating surplus in the glossary, and it generally means:

      •
      our cash balance on the closing date of this offering; plus

      •
      $15.0 million (as described below); plus

      •
      all of our cash receipts after the closing of this offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales of assets outside the ordinary course of business; plus

      •
      working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; less

      •
      all of our operating expenses after the closing of this offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

      •
      the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

    Definition of Capital Surplus

                        We also define capital surplus in the glossary, and it will generally be generated only by:

      •
      borrowings other than working capital borrowings;

      •
      sales of debt and equity securities; and

      •
      sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

    Characterization of Cash Distributions

                        We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $15.0 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather this amount permits us, if we choose, to make limited distributions of cash from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, which would otherwise be considered distributions of capital surplus. Any distributions of capital surplus would trigger certain adjustment provisions in our partnership agreement as described below. Please read "—Distributions From Capital Surplus" and "—Adjustment of Minimum Quarterly Distribution and Target Distribution Levels." We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

    General

                        During the subordination period, which we define below and in the glossary, the common units will be entitled to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4625 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, to the extent we have sufficient cash from our operations after payment of fees and expenses, including reimbursements to our general partner, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

    Definition of Subordination Period

                        We define the subordination period in the glossary. The subordination period will generally expire on the first day of any quarter beginning after June 30, 2007, that each of the following tests are met:

      •
      distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

      •
      the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis plus the related distribution on the 2% general partner interest during those periods; and

      •
      there are no arrearages in payment of the minimum quarterly distribution on the common units.

    Early Conversion of Subordinated Units

                        Prior to the expiration of the subordination period, 50% of the subordinated units, or up to 5,232,500 subordinated units, may convert into common units, as provided below, on a one-for-one basis immediately after the distribution of available cash to partners in respect of any quarter ending on or after:

      •
      June 30, 2005, with respect to 25% of the subordinated units; and

      •
      June 30, 2006, with respect to 25% of the subordinated units.

                        The early conversions will occur if at the end of the applicable quarter each of the following three tests are met:

      •
      distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

      •
      the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis plus the related distribution on the 2% general partner interest during those periods; and

      •
      there are no arrearages in payment of the minimum quarterly distribution on the common units.

                        The second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units.

    Definition of Adjusted Operating Surplus

                        Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

                        We define adjusted operating surplus in the glossary, and for any period it generally means:

      •
      operating surplus generated with respect to that period; less

      •
      any net increase in working capital borrowings with respect to that period; less

      •
      any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

      •
      any net decrease in working capital borrowings with respect to that period; plus

      •
      any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

    Effects of Expiration of Subordination Period

                        Upon expiration of the subordination period, each outstanding subordinated unit will automatically convert into one common unit and will then participate, pro rata, with the other common units in any distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of that removal:

      •
      the subordination period will end and each outstanding subordinated unit will immediately convert into one common unit;

      •
      any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

      •
      the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash from Operating Surplus During the Subordination Period

                        We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

      •
      First, 98% to the common unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

      •
      Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

      •
      Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we have distributed for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

      •
      Thereafter, in the manner described in "—Incentive Distribution Rights" below.

Distributions of Available Cash from Operating Surplus After the Subordination Period

                        We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

      •
      First, 98% to all unitholders, pro rata, and 2% to the general partner, until we have distributed for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

      •
      Thereafter, in the manner described in "—Incentive Distribution Rights" below.

Incentive Distribution Rights

                        Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

                        If for any quarter:

      •
      we have distributed available cash from operating surplus on each common unit and subordinated unit in an amount equal to the minimum quarterly distribution; and

      •
      we have distributed available cash from operating surplus on each outstanding common unit in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

      •
      First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder has received a total of $0.5125 per unit for that quarter (the "first target distribution");

      •
      Second, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until each unitholder has received a total of $0.5875 per unit for that quarter (the "second target distribution");

      •
      Third, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until each unitholder has received a total of $0.7000 per unit for that quarter (the "third target distribution"); and

      •
      Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner.

                        In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Available Cash from Operating Surplus

                        The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.4625	98%	2%
First Target Distribution	up to $0.5125	98%	2%
Second Target Distribution	above $0.5125 up to $0.5875	85%	15%
Third Target Distribution	above $0.5875 up to $0.7000	75%	25%
Thereafter	above $0.7000	50%	50%

Distributions From Capital Surplus

    How Distributions from Capital Surplus Will Be Made

                        We will make any distributions of available cash from capital surplus, if any, in the following manner:

      •
      First, 98% to all unitholders, pro rata, and 2% to the general partner, until we have distributed for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

      •
      Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we have distributed for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

      •
      Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

    Effect of a Distribution from Capital Surplus

                        The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

                        Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero and we will make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to the general partner.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

                        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, we will adjust the following proportionately upward or downward, as appropriate, if any combination or subdivision of units should occur:

      •
      the minimum quarterly distribution;

      •
      target distribution levels;

      •
      the unrecovered initial unit price;

      •
      the number of common units issuable during the subordination period without a unitholder vote;

      •
      the number of common units into which a subordinated unit is convertible; and

      •
      other amounts calculated on a per unit basis.

                        For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its level immediately prior to the two-for-one split. We will not make any adjustment by reason of the issuance of additional units for cash or property.

                        In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we become subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

    General

                        If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

                        The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon the liquidation of our partnership, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs, plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon liquidation of our partnership to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

    Manner of Adjustment for Gain

                        The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain, or unrealized gain attributable to assets distributed in kind, to the partners in the following manner:

      •
      First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

      •
      Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each outstanding common unit is equal to the sum of:

      (1)
      the unrecovered initial unit price for that common unit; plus

      (2)
      the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

      (3)
      any unpaid arrearages in payment of the minimum quarterly distribution on that common unit;

      •
      Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until the capital account for each outstanding subordinated unit is equal to the sum of:

      (1)
      the unrecovered initial unit price on that subordinated unit; plus

      (2)
      the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

      •
      Fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

      (1)
      the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

      (2)
      the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 98% to the unitholders, pro rata, and 2% to the general partner for each quarter of our existence;

      •
      Fifth, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

      (1)
      the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

      (2)
      the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 85% to the unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner for each quarter of our existence;

      •
      Sixth, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

      (1)
      the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

      (2)
      the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that was distributed 75% to the unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner for each quarter of our existence; and

      •
      Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner.

                        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

    Manner of Adjustment for Losses

                        Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

      •
      First, 98% to holders of subordinated units pro rata, and 2% to the general partner, until the capital accounts of the holders of the subordinated units have been reduced to zero;

      •
      Second, 98% to the holders of common units pro rata, and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

      •
      Thereafter, 100% to the general partner.

                        If the liquidation occurs after the expiration of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

    Adjustments to Capital Accounts upon the Issuance of Additional Units

                        We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. If we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

CASH AVAILABLE FOR DISTRIBUTION

                        We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, including working capital borrowings, after payment of fees and expenses, including reimbursements to our general partner, the minimum quarterly distribution of $0.4625 per unit, or $1.85 per year, on all the common units and subordinated units. Available cash for any quarter will consist generally of all cash on hand at the end of that quarter, plus working capital borrowings after the end of the quarter, as adjusted for reserves. Operating surplus generally consists of cash on hand at the closing of this offering, cash generated from operations after deducting related expenditures and other items, plus working capital borrowings after the end of the quarter, plus $15.0 million, as adjusted for reserves. The definitions of available cash and operating surplus are in the glossary.

                        The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units and the general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$4,840	$19,360
Subordinated units	$4,840	$19,360
2% general partner interest	$198	$791

Total	$9,878	$39,511

    Adjusted available cash from operating surplus during 2001 would not have been sufficient to pay the minimum quarterly distribution on all common units or to make any distributions on the subordinated units.

                        The amount of cash we would have had available for distribution with respect to 2001 from our historical operations, as adjusted to reflect the amount of indebtedness we will have immediately after the closing of this offering would have been approximately $18.3 million. This amount would have been sufficient to allow us to pay approximately 93% of the minimum quarterly distribution on the common units, but would have been insufficient to make any distribution on the subordinated units. Because this amount is based on our historical results of operations for 2001, it does not include any cash generated from the assets acquired from BP in March 2002 or from the EPTC assets that we have agreed to acquire.

                        We derived the amounts of adjusted available cash from operating surplus shown above from our historical financial statements in the manner described in Appendix D. The adjustments are based upon currently available information and specific estimates and assumptions. Available cash from operating surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, the amount of available cash from operating surplus should only be viewed as a general indication of the amount of adjusted available cash from operating surplus that we might have generated had we been formed in earlier period.

    We believe that we will have sufficient available cash from operating surplus following this offering to pay the minimum quarterly distribution on all units through June 30, 2003.

                        We believe that, following completion of this offering, we will have sufficient available cash from operating surplus, including working capital borrowings, to allow us to make the full minimum quarterly distribution on all outstanding common and subordinated units for each quarter through June 30, 2003. Our belief is based on our projections in Appendix E.

                        You should read the notes and the other information in Appendix E carefully for a discussion of the material assumptions underlying these projections. The assumptions disclosed therein are those that we believe, as of the date hereof, are material to the projections, but are not all of the assumptions used in the preparation of the projections. While we believe that these assumptions are reasonable in light of management's current beliefs concerning future events, the assumptions underlying the projections are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those projected. Accordingly, the projections are not necessarily indicative of our financial condition or results of operations.

                        When considering this projected financial information, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors—Risks Inherent in Our Business" and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and results of operations to vary significantly from those set forth in Appendix E. Consequently, the projections set forth in Appendix E should not be regarded as a representation by us or the underwriters or any other person that the projections can or will be achieved. If the projections are not achieved, we may not be able to pay the minimum quarterly distribution or any amount on the common units, in which event the market price of the common units may decline materially.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

                        The following table shows selected historical financial and operating data of Pacific Energy (Predecessor) for the periods and as of the dates indicated. The data consists of the combined financial data of (1) Pacific Energy Group LLC, or PEG, whose subsidiaries include Pacific Pipeline System LLC, owner of Line 2000 and the Line 63 system, and Pacific Marketing and Transportation LLC, (2) Anschutz Ranch East Pipeline Inc., owner of AREPI pipeline, and (3) Ranch Pipeline Inc., which owned a 12.5% interest in the Frontier Pipeline Company until December 17, 2001, at which time it acquired an additional 9.72% interest from BP. Our ownership of Frontier Pipeline Company is not consolidated with our other financial data and has been accounted for under the equity method. The combined financial data is presented as financial data of Pacific Energy (Predecessor) because these entities are under common control and the data presents combined historical financial data as if these entities had been operated as a stand-alone business during the relevant periods. The financial data for 1999, 2000 and 2001 are derived from the audited combined financial statements of Pacific Energy (Predecessor).

                        The financial data does not include the financial position or results of operations associated with the Western Corridor system or Salt Lake City Core system assets that we acquired from BP in March 2002. Accordingly, unless otherwise specifically provided, references to our Rocky Mountain operations in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our financial statements include only AREPI pipeline and Frontier pipeline (under the equity method) and do not include the Western Corridor or Salt Lake City Core systems purchased from BP in March 2002. In addition, the financial data does not include the financial position or results of operations associated with the pending EPTC asset acquisition.

                        We define adjusted EBITDA as operating income plus depreciation (including our share of the depreciation expense of Frontier Pipeline Company), rate case litigation settlement expenses, start-up expenses and other income. Adjusted EBITDA provides additional information for evaluating our ability to make the minimum quarterly distribution and is presented solely as a supplemental measure. You should not consider adjusted EBITDA as an alternative to net income, income before income taxes, cash flows from operations, or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States. Our adjusted EBITDA may not be comparable to adjusted EBITDA or similarly titled measures of other entities as other entities may not calculate adjusted EBITDA in the same manner as we do.

                        Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity or efficiency of our assets that extend their useful lives. Expansion capital expenditures are capital expenditures made to expand or increase the efficiency of the existing operating capacity of our assets, whether through construction or acquisition. We treat repair and maintenance expenditures that do not extend the useful life of existing assets as operating expenses and expense them as incurred.

                        The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Pacific Energy (Predecessor) Year Ended December 31,
	1999	2000	2001
	(in thousands)
Combined Statements of Operations:
Revenues:
Pipeline transportation	$48,291	$71,419	$66,236
Crude oil sales, net of purchases(1)	—	—	8,218

Net revenues before operating expenses	48,291	71,419	74,454

Expenses:
Operating	21,518	25,937	33,439
General and administrative	3,496	3,723	4,519
Rate case litigation settlement(2)	—	—	1,853
Depreciation	8,967	11,873	11,368
Start-up	1,584	—	—

Total expenses	35,565	41,533	51,179

Share of net income of Frontier(3)	1,702	1,738	1,569

Operating income	14,428	31,624	24,844
Other income	118	357	467
Interest income	245	474	320
Interest expense	(11,598)	(18,115)	(10,024)

Net income before taxes	3,193	14,340	15,607
Income tax expense	(602)	—	—

Net income	$2,591	$14,340	$15,607

Other Financial Data:
Adjusted EBITDA(4)	$25,121	$43,893	$38,574
Net cash provided by (used in) operating activities	$(7,531)	$24,738	$26,522
Net cash provided by (used in) investing activities	$(19,759)	$(1,906)	$(37,319)
Net cash provided by (used in) financing activities	$29,550	$(17,571)	$8,044
Capital expenditures:
Maintenance	1,221	1,662	3,381
Expansion	20,187	1,825	2,433

Total capital expenditures	$21,408	$3,487	$5,814

Balance Sheet Data (at period end):
Net property, plant and equipment	$349,275	$340,889	$311,889
Total assets(5)	366,087	366,011	374,393
Total debt, including current portion	240,000	240,000	181,333
Net parent investment	121,873	117,528	157,361
Operating Data:
West Coast Operations:
Pipeline throughput (bpd)(6)	136.5	166.3	158.0
Gathering and blended volumes (bpd)(1)	—	—	28.2
Rocky Mountain Operations:
AREPI pipeline throughput (bpd)(6)	41.1	39.4	41.1
Frontier pipeline throughput (bpd)(6)(7)	38.8	37.4	40.5

(1)
Includes six months of gathering, blending and marketing operations, the assets of which were purchased from EOTT Energy Partners on June 30, 2001.

(2)
Provision for settlement expenses related to the AREPI pipeline rate case litigation.

(3)
On December 17, 2001, Pacific Energy (Predecessor) acquired an additional 9.72% interest in Frontier pipeline. Therefore, 2001 includes 12.5% of the net income of Frontier pipeline for the period January 1, 2001 through December 16, 2001 and 22.22% for the balance of the year. 1999 and 2000 includes 12.5% of the net income of Frontier pipeline.

(4)
We define adjusted EBITDA as operating income plus depreciation (including our share of the depreciation expense of Frontier Pipeline Company), rate case litigation settlement expense, start-up expenses and other income.

(5)
Includes a $10.6 million deposit made in connection with the acquisition of the Western Corridor system and Salt Lake City Core system assets.

(6)
Throughput is the total number of barrels per day transported on a pipeline system. We recognize throughput at the time a barrel of crude oil is delivered to its ultimate delivery point.

(7)
This figure represents 100% of the throughput on Frontier pipeline.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        The following discussion of the financial condition and results of operations of Pacific Energy (Predecessor) should be read in conjunction with the combined historical financial statements and notes included elsewhere in this prospectus. For more detailed information regarding the basis of presentation of the following financial information, please read the notes to the historical combined financial statements for the Pacific Energy (Predecessor). The discussion set forth in this section pertains to the combined financial position, results of operations, cash flows of and equity investment in (1) Pacific Energy Group LLC, (2) Anschutz Ranch East Pipeline, Inc. and (3) Ranch Pipeline, Inc., which is referred to collectively as Pacific Energy (Predecessor). The discussion in this section does not include the combined financial position, results of operations and cash flows of the Western Corridor and Salt Lake City Core systems acquired from BP on March 1, 2002 or the EPTC assets we intend to acquire from Southern California Edison Company.

                        This discussion includes certain forward-looking statements. You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, we urge you to review the risk factors set forth in "Risk Factors" beginning on page 16. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. Please read "Forward Looking Statements."

Introduction

                        We are a Delaware limited partnership formed by Anschutz to acquire, own and operate its crude oil midstream assets. These assets were constructed or acquired, and have been owned by wholly owned subsidiaries of Anschutz. Anschutz will transfer its ownership interests in these subsidiaries to Pacific Energy Group LLC, our operating company, on or before the consummation of this offering and the related transactions. The following discussion has been prepared as if the transfer of the Pacific Energy (Predecessor) had occurred and we operated as a stand alone business throughout the periods presented.

                        We are engaged in the business of gathering, blending, transporting, storing and distributing crude oil. We conduct our business through two regional operating units: our West Coast operations and our Rocky Mountain operations. Our West Coast operations consist primarily of transporting crude oil produced in the San Joaquin Valley and the California OCS to refineries and terminal facilities in the Los Angeles Basin and Bakersfield through our two intrastate common carrier crude oil pipelines, Line 2000 and the Line 63 system. Our West Coast operations also include a proprietary crude oil gathering and blending system located in the San Joaquin Valley, through which we are engaged in the gathering, blending and marketing of crude oil that is generally delivered into our Line 63 system. Our Rocky Mountain operations consist of the Western Corridor system, the Salt Lake City Core system, AREPI pipeline and Frontier pipeline. Financial information in this discussion and in our financial statements for our Rocky Mountain operations includes AREPI pipeline and our 22.22% interest in the Frontier Pipeline Company and does not reflect the financial position or results of the Western Corridor or Salt Lake City Core systems, acquired from BP in March 2002.

                        We generate revenues primarily by charging tariff rates for transporting crude oil through our pipelines. The amount of revenue we generate depends on the level of these tariff rates and the amount of throughput on our pipelines. The amount of throughput is dependent upon the availability of crude oil in the producing fields served by our pipelines and the demand for the crude oil in the refining markets. Our customers, or shippers, are primarily refiners that purchase crude oil and transport it on our pipelines for ultimate delivery to their refineries. Some of our customers are required to transport minimum volumes of crude oil annually.

                        The tariff rates are charged to the customer upon delivery of the crude oil to its destination or to a third-party pipeline. The tariff rates charged on our intrastate common carrier West Coast pipelines are regulated by the CPUC. Line 2000 has a market-based tariff rate. Competition, as well as certain contractual limitations, however, may constrain the tariff rates we charge on Line 2000. Tariff rates we charge on Line 63 are established using a cost-based methodology, which, among other things, allows for a regulated rate of return on the depreciated, historical cost of the asset.

        The tariff rates charged on AREPI pipeline and Frontier pipeline are regulated by the FERC, and if challenged, these tariff rates are subject to FERC review under a cost-based rate methodology. Pursuant to recent settlements of tariff rate case litigation before the FERC, certain local tariff rates on AREPI pipeline and Frontier pipeline and their division of the joint tariff rates filed by Express pipeline have been reduced. The FERC and the Wyoming Public Service Commission regulate tariffs on the Western Corridor and Salt Lake City Core systems.

                        We also purchase crude oil in the San Joaquin Valley for subsequent blending, transportation and resale primarily in the Los Angeles Basin. We generate net revenues by selling this blended crude oil for a higher price than our purchase price.

                        Generally, the operating expenses we incur are relatively fixed costs related to maintenance, insurance, control systems, telecommunications, field and support personnel, rights-of-way and depreciation. Other operating expenses, such as fuel and power costs to run the various pump stations along our pipelines, fluctuate with the throughput. The recent electricity crisis in California resulted in substantial increases in the unit price of electricity used to power the pump stations connected to our California pipelines.

                        Historically, our general and administrative expenses have been primarily direct expenses incurred by us. After the completion of this offering, all of our employees will be employed by our general partner. Therefore, all direct general and administrative expenses incurred by our general partner will be charged to us as incurred. In addition, Anschutz will continue to provide certain management services. All direct and reasonable costs incurred by Anschutz on our behalf will be charged to us.

                        The general and administrative expenses incurred by our general partner in connection with the operation of the Wahsatch gas gathering system, which is owned by Anschutz, will not be charged to us. Rather, our general partner will charge Wahsatch for the direct expenses incurred in connection with the operation of this system and the system will pay us a management fee.

Construction and Acquisition History

                        Our business has been developed through pipeline construction and various acquisitions, including:

      •
      in 1983, participation in the construction of Frontier pipeline;
      •
      in 1987, the construction of AREPI pipeline at a cost of approximately $6.6 million;
      •
      in February 1999, the completion of the construction of Line 2000 at a cost of approximately $275.0 million;
      •
      in May 1999, the acquisition of the Line 63 system from ARCO Pipe Line Company, in exchange for an interest in a joint venture, which consisted of our Line 2000 and the Line 63 system;
      •
      in June 2001, the acquisition of ARCO Pipe Line Company's ownership interest in the joint venture, increasing the ownership interest to 100%, for approximately $47.0 million;

      •
      in June 2001, the acquisition of certain gathering and blending assets of EOTT Energy Partners for approximately $14.4 million; and
      •
      in December 2001, the acquisition of an additional 9.72% interest in Frontier pipeline from BP, increasing the ownership interest to 22.22% from 12.5%, for approximately $8.6 million.

                        The following acquisitions are not included in the combined historical financial statements:

      •
      in March 2002, the acquisition of BP's ownership interests in the Western Corridor system and the Salt Lake City Core system, for approximately $106.0 million; and
      •
      in February 2002, the execution of an agreement to purchase the EPTC assets from Southern California Edison for approximately $158.2 million, plus upward adjustments. This acquisition is pending and is expected to close in the fourth quarter of 2002.

Results of Operations

                        The table below sets forth certain segment operating results of Pacific Energy (Predecessor), by regional operating unit for the years ended December 31, 1999, 2000 and 2001:

	Year Ended December 31,
	1999	2000	2001
	(in thousands)
Segment Operating Income
West Coast Operations:
Pipeline transportation revenues:
Unaffiliated customers	$42,467	$63,157	$60,835
Affiliates	788	3,324	246

Total pipeline transportation revenues	43,255	66,481	61,081
Crude oil sales, net of purchases	—	—	8,218

Net revenues before operating expenses	43,255	66,481	69,299

Expenses:
Operating	20,469	24,507	32,250
General and administrative	2,811	3,029	3,664
Depreciation	8,400	11,248	10,887
Start-up	1,584	—	—

Total expenses	33,264	38,784	46,801

Operating income	$9,991	$27,697	$22,498

Rocky Mountain Operations:
Pipeline transportation revenues:
Unaffiliated customers	$3,541	$3,762	$4,505
Affiliates	1,495	1,176	650

Total pipeline transportation revenues	5,036	4,938	5,155
Expenses:
Operating	1,049	1,430	1,189
General and administrative	685	694	855
Rate case litigation settlement	—	—	1,853
Depreciation	567	625	481

Total expenses	2,301	2,749	4,378

Share of net income of Frontier	1,702	1,738	1,569

Operating income	$4,437	$3,927	$2,346

    Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

                        Pipeline Transportation Revenues.    Combined pipeline transportation revenues totaled $66.2 million in 2001 compared to $71.4 million in 2000, a decrease of $5.2 million or 7%. This decrease was associated primarily with our West Coast operations, where revenues decreased by $5.4 million from 2000. Several factors contributed to this decrease including a decrease in average throughput volumes from 2000 to 2001 of approximately 8,300 bpd or 5%. This decrease in throughput was primarily the result of three factors: (i) several planned and unplanned refinery outages in the Los Angeles Basin, most notably one from a fire in April 2001 at a major Los Angeles Basin refinery; (ii) the curtailment of steam-flooding in the San Joaquin Valley due to the higher cost of natural gas (which is used to generate the steam) resulting in a steeper decline in SJV production; and (iii) the temporary shutdown of a California OCS crude oilfield from September 15 through December 31, 2001 to repair a defect in an undersea pipeline. Also contributing to the decline was the elimination of approximately $3.2 million of transportation revenues that were previously charged to EOTT Energy Partners as a third party during 2000 and for the first half of 2001 prior to our acquisition of the PMT assets. The various transportation revenue declines were offset, in part, by the positive effects of tariff increases, which added approximately $2.1 million of revenues.

                        Crude Oil Sales, Net of Purchases.    In June 30, 2001, we acquired EOTT Energy Partner's West Coast crude oil gathering and blending assets which generated net revenue before operating expenses for the six-month period ended December 31, 2001 of $8.2 million on total sales of $167.3 million. We consider this activity to be ancillary to our pipeline transportation operations.

                        Operating Expenses.    Combined operating expenses totaled $33.4 million in 2001 compared to $25.9 million in 2000, an increase of $7.5 million or 29%. This increase was related primarily to our West Coast operations where operating expenses increased by $7.7 million principally due to two factors. First, the cost to provide power to the pipeline pumping stations increased by approximately $2.8 million as a result of the energy shortages in California and related power rate increases implemented in January and March of 2001. Second, operating expenses for the second half of 2001 include, field operating, blending, trucking and marketing expenses of $4.9 million related to the assets acquired from EOTT Energy Partners.

                        Operating expenses for our Rocky Mountain operations decreased by $241,000. This decline was principally related to a decrease in engineering and consulting expenses resulting from the relocation of one of our SCADA systems, which was completed in 2000. Relocating this SCADA system provided us with the ability to control AREPI pipeline from a control center located near AREPI pipeline's office in Evanston, Wyoming.

                        General and Administrative Expense.    Combined general and administrative expenses were $4.5 million in 2001 compared to $3.7 million in 2000, an increase of $796,000, or 21%. Substantially all the increase was associated with our West Coast operations, for corporate development expenses and expenses relating to our gathering and blending operations.

                        Rate Case Litigation Settlement.    The 2001 settlement costs related to the AREPI pipeline FERC rate case litigation. In March 2002, we reached a settlement with all complainants, and all issues in this litigation have been resolved. Pursuant to the settlement, we agreed to reduce certain of our FERC tariff rates charged on AREPI pipeline and make a cash settlement payment. During 2001, we incurred various legal and consulting expenses associated with this litigation totaling $353,000. At December 31, 2001, we accrued an estimate of $1.5 million which represented the remaining cost of this settlement. Please read "Business—Legal Proceedings."

                        Depreciation Expense.    Combined depreciation expense was $11.4 million in 2001 compared to $11.9 million in 2000, a decrease of $505,000 or 4%. Of this decrease, $361,000 was attributable to the negative goodwill of $37.8 million resulting from the acquisition of ARCO Pipe Line Company's ownership interest in the joint venture holding Line 2000 and the Line 63 system.

                        Depreciation expense associated with the Rocky Mountain assets also decreased in 2001 by $144,000 as a result of adjustments made to the estimated depreciable lives of certain assets.

                        Interest Expense.    Interest expense was $10.0 million in 2001 compared to $18.1 million in 2000, a decrease of $8.1 million or 45%. This decrease was due to lower borrowing rates during 2001 and a reduction in our outstanding debt balance. The interest rate on outstanding borrowings during 2001 averaged 4.7% compared to 7.5% during 2000. Total outstanding debt decreased by $63.6 million on June 7, 2001 because of the repayment of an outstanding note payable to ARCO.

                        Share of Net Income of Frontier.    Our share of Frontier pipeline's annual net income was $1.6 million in 2001 compared to $1.7 million in 2000 due to higher maintenance costs.

    Year Ended December 31, 2000 Compared To Year Ended December 31, 1999

                        Pipeline Transportation Revenues.    Combined pipeline transportation revenues totaled $71.4 million in 2000 compared to $48.3 million in 1999, an increase of $23.1 million or 48%. Substantially all of this increase was associated with our West Coast operations and occurred principally because Line 2000 was not in operation for all of 1999 and we did not acquire Line 63 until May 1999. Line 2000 began transporting crude oil in February 1999 when its construction was completed. Revenues for the Line 63 system were recorded by us subsequent to May 1, 1999.

                        Operating Expenses.    Combined operating expenses totaled $25.9 million in 2000 compared to $21.5 million in 1999, an increase of $4.4 million or 20%. Of this increase, $3.9 million was associated with West Coast operations and resulted from the fact that both Line 2000 and the Line 63 system were not operational for all of 1999.

                        Operating expenses associated with our Rocky Mountain operations were $1.4 million in 2000 compared to $1.0 million in 1999, an increase of $381,000 or 36%. This increase was primarily due to the SCADA relocation project previously described.

                        General and Administrative Expense.    General and administrative expenses for both the West Coast and Rocky Mountain regions were comparable from 1999 to 2000.

                        Depreciation Expense.    Combined depreciation expense totaled $11.9 million in 2000 compared to $9.0 million in 1999, an increase of $2.9 million or 32%. Substantially all of this increase was associated with West Coast operations and was primarily attributable to the fact that both Line 2000 and the Line 63 system were not depreciated for a full year in 1999.

                        Start-up Expense.    Start-up expense of $1.6 million in 1999 was associated with West Coast operations and consisted primarily of costs to purge Line 2000 with nitrogen and to fill the line with crude oil, as well as expenses of calibration and monitoring system operations for a period following start up of Line 2000 in March 1999.

                        Interest Expense.    Interest expense totaled $18.1 million in 2000 compared to $11.6 million in 1999, an increase of $6.5 million or 56%. The interest rate on outstanding borrowings averaged 7.5% in 2000 compared to 5.9% in 1999. In addition, total outstanding debt increased by $63.6 million in 1999 in connection with the acquisition of the Line 63 system. In addition, in 1999 interest was capitalized until March 1, 1999 when Line 2000 went into service.

Liquidity and Capital Resources

                        Historically, we have satisfied our working capital requirements and funded our capital expenditures with cash generated from operations and affiliated and third party borrowings. We believe that cash generated from operations and our borrowing capacity will be sufficient to meet our working capital requirements, anticipated capital expenditures and scheduled debt payments for at least the next several years. We expect to fund any future acquisitions with the proceeds of borrowings under our credit facility and the issuance of additional units. Our ability to satisfy our debt service obligations, fund planned capital expenditures, make acquisitions and pay distributions to our unitholders will depend upon our future operating performance. Our operating performance is primarily dependent on the volume of crude oil we transport, which could be affected by a decrease in the volume of crude oil produced from the oilfields or processed by the refineries served by our pipelines. These factors, which are affected by prevailing economic conditions in the crude oil industry and financial, business and other factors, some of which are beyond our control, could significantly impact future results.

    Cash Flows and Capital Expenditures

                        Net cash provided by operating activities was $26.5 million in 2001 compared to $24.7 million in 2000, an increase of $1.8 million or approximately 7%. This increase was primarily due to the increase in net income and changes in certain working capital items. Net cash provided by operating activities in 2000 increased by $32.2 million from 1999. This increase was primarily due to an increase in net income of $11.7 million due to a full year of operations of Line 2000 and Line 63 and the use of working capital pertaining to the commencement of Line 2000 pipeline operations and the Line 63 acquisition in 1999.

                        Net cash used in investing activities for the years ended December 31, 2001, 2000 and 1999 was $37.3 million, $1.9 million and $19.8 million, respectively. Capital expenditures were $5.8 million in 2001, $3.5 million in 2000 and $21.4 million in 1999. In 1999, the majority of the investing activity related to the construction of Line 2000. Investing activity in 2001 consisted of: (1) the acquisition of EOTT Energy Partners' gathering and blending assets for $14.4 million; (2) the acquisition of an additional 9.72% interest in Frontier pipeline from BP for $8.6 million; and (3) the $10.6 million deposit for the acquisition of BP's Western Corridor system and Salt Lake City Core system assets which closed in March 2002. The 1999 expenditures included certain expenditures related to the completion of Line 2000. Distributions from Frontier Pipeline Company were $2.1 million in 2001, $1.6 million in 2000 and $1.6 million in 1999.

                        Net cash from financing activities consisted of a net source of cash of $8.0 million in 2001, a net use of cash of $17.6 million in 2000, a net source of cash of $29.6 million in 1999. Distributions to members were $22.8 million in 2001, $19.6 million in 2000 and $11.0 million in 1999. Capital contributed by members was $90.6 million in 2001, $915,000 in 2000 and $10.0 million in 1999. The $90.6 million of capital contributions in 2001 consists of: (1) a $63.6 million contribution by APL which was used to repay the ARCO debt; (2) approximately $27 million of contributions by Anschutz in connection with the EOTT Energy Partners asset acquisition, the BP Rocky Mountain deposit and other miscellaneous items. We borrowed the final $38.0 million of construction financing to complete the construction of Line 2000 in 1999.

    Capital Requirements

                        Generally, our pipeline and crude oil storage operations require investment to upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements consist primarily of:

      •
      maintenance capital expenditures to replace partially or fully depreciated assets in order to maintain the existing operating capacity or efficiency of our assets that extend their useful lives; and

      •
      expansion capital expenditures to acquire complementary assets to grow our business and to expand or increase the efficiency of our existing facilities, such as placing new storage tanks in service which will increase our storage capabilities and revenues, and adding new pump stations to increase our transportation volumes and revenue.

                        The following table summarizes maintenance and expansion capital expenditures for the years presented:

	Year Ended December 31,
	1999	2000	2001
	(in thousands)
Maintenance capital	$1,221	$1,662	$3,381
Expansion capital	20,187	1,825	2,433

Total	$21,408	$3,487	$5,814

                        We have budgeted average annual maintenance capital expenditures for our operations of $5.1 million in each of 2002 and 2003, including those maintenance capital expenditures related to the assets recently purchased from BP. We have also budgeted average annual maintenance capital expenditures related to the EPTC assets of approximately $2.0 million for each of 2002 and 2003.

                        In addition, we have budgeted expansion capital expenditures of $1.1 million in 2003. These expenditures primarily relate to the pending EPTC asset acquisition and the placing of idle storage tanks into active service, which will result in a total additional storage capacity of approximately 1.0 million barrels.

                        We expect to close the pending EPTC asset acquisition in the fourth quarter 2002. The cash purchase price is $158.2 million, plus upward adjustments based on the certain pre-closing 2002 capital expenditures, displacement oil inventory, prepayments, and warehouse inventory. We currently estimate these upward adjustments to be between $5 and $10 million. We plan to fund the pending EPTC asset acquisition with a combination of the proceeds of borrowings under our credit facility and the issuance of additional common or subordinated units.

    Credit Facility

                        In connection with the closing of this offering, our operating company will enter into a $200 million credit facility. The form of credit agreement related to the credit facility has been filed as an exhibit to the registration statement of which this prospectus is a part. The credit facility will be available to fund our pending EPTC asset acquisition, to fund our working capital and capital expenditure requirements, to finance future acquisitions, and for general partnership purposes.

                        Our obligations under the credit facility will be unsecured. Indebtedness under the credit facility will rank equally with all our outstanding unsecured and unsubordinated debt and will generally be non-recourse to our general partner. We may prepay all loans at any time without penalty.

                        The credit agreement will prohibit us from making distributions in excess of available cash to unitholders if any potential default or event of default, as defined in the credit agreement, occurs or would result from the distribution. In addition, the credit agreement will contain covenants that may limit our ability to take certain actions that we may otherwise desire to take.

    Senior Notes

                        Concurrently with this offering, our operating company will issue $225 million of senior notes, the net proceeds of which will be used for the repayment of debt and distributions to our general partner.

                        Obligations under the senior notes will be unsecured. Indebtedness under the senior notes will rank equally with the credit facility and all the outstanding unsecured and unsubordinated debt of our operating company. The senior notes will have a term of ten years and will bear interest payable semi-annually at a fixed rate of interest to be determined at the time of pricing, which is expected to occur at substantially the same time as the pricing of the common units. The senior notes will not be subject to any sinking fund provisions. In addition, the senior notes will contain covenants that may limit our operating company's ability to take certain actions that we may otherwise desire to take.

                        The initial offering of the senior notes will not be registered under the Securities Act of 1933 and may not be sold in the United States absent registration or an available exemption from registration requirements. The holders of the senior notes will have certain registration rights.

Impact of Inflation

                        Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 1999, 2000 or 2001.

Environmental Matters

                        Various governmental authorities in the jurisdictions in which these operations are conducted subject to environmental laws and regulations adopt our operations. Please read "Risk Factors—Risks Inherent in Our Business" and "Business—Environmental Regulation."

Recent Accounting Pronouncements

                        In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," (SFAS No. 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No.142). SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years starting after December 15, 2001. We expect that the adoption of SFAS No. 141 and 142 will not have a material impact on our results from operations.

                        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. We are currently evaluating the effect of adopting SFAS No. 143 in its financial statements.

                        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. The standard is effective for fiscal years beginning after December 15, 2001, with early adoption permitted. We expect that the adoption of SFAS No. 144 will not have a material impact on our results from operations.

Critical Accounting Policies

                        The combined financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet as well as the reported amounts of revenues and expenses during the reporting period. We routinely make estimates and judgments about the carrying value of our assets and liabilities that are not readily apparent from other sources. Such estimates and judgments are evaluated and modified as necessary on an ongoing basis. We believe that of our significant accounting policies (see Note 1 to the combined financial statements), the following may involve a higher degree of judgment and complexity:

  •
  We accrue an estimate of the costs of environmental remediation for work at identified sites where an assessment has indicated that cleanup costs are probable and may be reasonably estimated. In making these estimates, we consider information that is currently available, existing technology, enacted laws and regulations and our estimates of the timing of the required remedial actions.

  •
  We depreciate the components of our property and equipment on a straight-line basis over the estimated useful lifes of the assets. The estimates of the asset useful lives requires our judgment and our knowledge of the assets being depreciated. When necessary, the useful asset lives are revised and the impact on depreciation is treated on a prospective basis.

  •
  We routinely apply the provisions of purchase accounting when recording our acquisitions. Application of purchase accounting requires that we estimate the fair value of the individual assets acquired. The valuation of the fair value of the assets involves a number of judgments and estimates.

Quantitative and Qualitative Disclosures about Market Risk

                        Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risks to which we are exposed are interest rate risk and crude oil price risks. Debt we incur under our credit facility will bear variable interest at either the applicable base rate or a rate based on LIBOR. We do not enter into speculative derivative transactions.

INDUSTRY OVERVIEW

                        Some of the factual information contained in this prospectus about our industry was obtained from several independent outside sources, including the Energy Information Administration, the independent statistical and analytical agency within the U.S. Department of Energy; Energy Analysts International, or Energy Analysts, a private market research firm; the U.S. Census Bureau, the agency within the U.S. Department of Commerce charged with providing data on the U.S. population; Canada's National Energy Board, an independent federal agency that regulates several aspects of Canada's energy industry; and the Association of Oil Pipelines, a trade association for the oil pipeline industry. While we believe that these sources are accurate, we have not independently verified this information and cannot assure you of its accuracy.

General

                        We operate in the midstream industry, which refers to the gathering, blending, transporting, processing, storing and distributing of crude oil, natural gas and refined products such as gasoline, jet fuel, heating oil and diesel fuel. The broader petroleum industry also includes the upstream industry, whose participants engage in the exploration and production of crude oil and natural gas, and the downstream industry, whose participants refine crude oil and market refined products to end users.

                        Because of their efficiency in transporting large quantities of liquids, pipelines are regarded as the safest and most cost-effective method for transporting petroleum. The nation's 200,000-mile petroleum pipeline network is the largest in the world, transporting approximately 13.0 billion barrels of crude oil and refined products annually, representing two-thirds of total petroleum transported within the country. Of the total U.S. petroleum pipeline infrastructure, crude oil pipelines account for approximately 50% of the total miles.

                        Crude oil transportation focuses on transporting crude oil from the wellhead in the oilfield to the refinery. Crude oil transportation systems typically consist of connected gathering systems, trunk pipelines, distribution systems, storage and terminal facilities and trucks. Gathering systems consist of small diameter pipelines originating at or near oil wells throughout producing fields, which transport the crude oil to long haul trunk pipelines. Trunk pipelines then transport the crude oil directly to the refinery, storage or terminal facilities or to distribution pipelines that then distribute the crude oil to the refinery or a storage or terminal facility. A terminal facility is a major storage facility at which crude oil is received or from which it is distributed to refineries, or marine docks or other users. Where a producing field is not otherwise connected to a gathering system, trucks are used to transport the crude oil. Typically a truck unloading facility is connected to a pipeline.

                        Crude oil pipelines vary from two to forty-eight inches in diameter and carry crude oil at speeds of three to eight miles per hour. Pumping stations located every 20 to 100 miles along the pipelines keep the crude oil flowing. Heavy crude oil is more viscous, therefore it flows less readily and is usually more expensive to transport than light crude oil. Pipelines may carry multiple batches of crude oil at one time, with batches separated by hydraulic pressure in the pipeline, or the crude oil may be commingled, where crude oil with similar specifications is intentionally allowed to travel together and mix. In addition, companies may blend crude oil. Generally, the blending process involves combining heavy crude oil with multiple grades of light crude oil or natural gasoline. Not only does blending improve the rate of flow of heavier crude oils, but also, through blending, a lower grade, lower value crude oil is "upgraded" to a higher grade, higher value crude oil which can then be resold at a higher price.

                        The U.S. crude oil pipeline industry can be generally categorized into two segments: (1) common carrier pipelines, which provide transportation services for third-party shippers and (2) non-common carrier, or proprietary, pipelines, which are for the exclusive use of the owner. The

FERC has authority over and regulates the tariff rates charged on interstate common carrier pipelines. Individual state regulatory agencies have authority over and regulate tariff rates charged on intrastate common carrier pipelines. It is not uncommon for the same pipeline to have both interstate and intrastate movements and thus be subject to FERC and state regulatory jurisdiction. Proprietary pipelines are not subject to tariff rate regulation. In addition to tariff rate regulation, there are additional regulations at both the federal and state levels affecting pipelines and their operators, such as regulations concerning the issuance of capital, changes of ownership or control, utility property and environmental, safety and maintenance matters.

Market Dynamics

                        A number of factors determine the economic and competitive dynamics of a crude oil pipeline, including crude oil production, market demand and transportation costs. Revenues from crude oil pipelines are typically dependent on the volume of crude oil transported by a pipeline per day, generally referred to as a pipeline's throughput, and the tariff rate charged per barrel of throughput. Crude oil production growth in producing fields served by a pipeline can increase the volumes transported on the pipeline and therefore increase revenues. Conversely, declining production volumes may reduce volumes on the pipeline and adversely affect the financial performance of the pipeline. Growth in refinery capacity or utilization in a pipeline's destination markets will increase the demand for crude oil, and may consequently increase demand for transportation services. Finally, the alternatives available to both producers in a pipeline's originating fields and to the refiners in its destination markets affects the volumes shipped on a pipeline. If producers have other economically attractive destination markets for their crude oil production, they are less dependent on the transportation provided by any given pipeline. Conversely, if refiners have multiple supply sources of crude oil, they are less dependent on any given pipeline for their operations. As such, utilization of these alternatives by either crude oil producers or refiners can affect a pipeline's throughput.

                        A number of industry factors are driving changes in the crude oil pipeline industry, including overall consolidation in the petroleum industry, production declines in certain producing regions, discovery and development of production in other areas, new regulations and changes in the refining industry. These changes have led to a renewed focus by oil companies on redeploying capital through the sale of noncore assets. As a result, a number of companies have sold, or announced their intention to sell, certain of their U.S. liquid pipeline assets. In 2000 and 2001, the value of announced and completed liquid pipeline asset sales was approximately $2.8 billion.

BUSINESS

Overview

                        We are engaged in the business of gathering, blending, transporting, storing and distributing crude oil in California and the Rocky Mountain region. We are a Delaware limited partnership formed by Anschutz in February 2002 to acquire, own and operate its crude oil midstream assets. We generate revenues primarily by charging tariff rates for transporting crude oil through our pipelines. We also generate revenues by blending, storing and marketing crude oil. Our management team is dedicated to long-term growth through expansion of our existing business and assets, development of new projects and the acquisition of additional midstream assets.

                        We have organized our business operations into two regional operating units: West Coast operations and Rocky Mountain operations.

    West Coast Operations

                        Our West Coast operations, located in California, primarily consist of transporting crude oil produced from California's San Joaquin Valley and the California OCS to refineries and terminal facilities in the Los Angeles Basin and in Bakersfield. Our pipelines are the only common carrier pipelines delivering crude oil to the Los Angeles Basin and Bakersfield from the San Joaquin Valley and from the two primary California OCS producing fields, Point Arguello and the Santa Ynez Unit. Our West Coast operations are comprised of the following assets, of which we own 100% and operate:

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      Line 2000, an intrastate common carrier crude oil pipeline, is a 130-mile, fully insulated trunk pipeline with an average annual permitted throughput capacity of 130,000 bpd.

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      The Line 63 system, an intrastate common carrier crude oil pipeline system, consists of a 107-mile trunk pipeline with a throughput capacity of approximately 105,000 bpd, 60 miles of distribution pipelines, 131 miles of gathering pipelines and 22 storage tanks with approximately 1.2 million barrels of storage capacity.

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      Our PMT gathering and blending system is a proprietary crude oil pipeline system located in the San Joaquin Valley, which generally delivers crude oil into the Line 63 system and consists of 122 miles of crude oil gathering pipelines and six storage and blending facilities with approximately 254,000 barrels of storage capacity and up to 65,000 bpd of blending capacity.

                        We expect to expand our West Coast operations through the acquisition of the EPTC assets, which we expect to complete in the fourth quarter of 2002. Please read "Business—Pending EPTC Asset Acquisition."

    Rocky Mountain Operations

                        Our Rocky Mountain operations consist of transporting crude oil produced in Canada and the Rocky Mountain region and delivering it either directly, or indirectly through connections with third-party pipelines, to refineries in Montana, Wyoming, Colorado and Utah. Our Rocky Mountain operations are comprised of the following assets, which form an integrated pipeline network:

                        Western Corridor System.    The Western Corridor system, an interstate and intrastate common carrier crude oil pipeline system, runs 1,012 miles from its origination at the Canadian border near Cutbank, Montana to its termination point at Guernsey, Wyoming. This system consists of three contiguous trunk pipelines:

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      Glacier pipeline,

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      Beartooth pipeline and

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      Big Horn pipeline.

We own various undivided interests in each of the three pipelines, which gives us rights to a specified portion of each pipeline's throughput capacity. Glacier and Beartooth pipelines provide us with approximately 25,000 bpd of throughput capacity from the Canadian border to Elk Basin, Wyoming. Big Horn pipeline provides us with approximately 33,900 bpd of throughput capacity from Elk Basin, Wyoming to Guernsey, Wyoming. We operate Beartooth and Big Horn pipelines. Conoco Pipeline Company owns the remaining undivided interests in each pipeline and operates Glacier pipeline. We also own various undivided interests in 22 storage tanks that have approximately 1.3 million barrels of storage capacity.

                        Salt Lake City Core System.    The Salt Lake City Core system, an interstate and intrastate common carrier crude oil pipeline system, consists of 913 miles of trunk pipelines with a combined throughput capacity of approximately 60,000 bpd to Salt Lake City, 188 miles of gathering pipelines and 29 storage tanks with approximately 1.4 million barrels of storage capacity. This system originates in Ft. Laramie, Wyoming where it connects with the Western Corridor system at Guernsey, Wyoming and terminates in Salt Lake City, Utah and in Rangely, Colorado, where it connects to a ChevronTexaco pipeline that serves refineries in Salt Lake City. The Salt Lake City Core system also connects to Frontier pipeline at Divide Junction, Wyoming. We own 100% of and operate the Salt Lake City Core system.

                        Frontier Pipeline.    Frontier pipeline, an interstate common carrier crude oil pipeline, consists of a 289-mile trunk pipeline with a throughput capacity of approximately 62,200 bpd and three storage tanks with approximately 274,000 barrels of storage capacity. Frontier pipeline originates in Casper, Wyoming where it connects with the Western Corridor system and terminates south of Evanston, Wyoming in Ranch Station, Utah. Frontier pipeline delivers crude oil to the Salt Lake City Core system and to AREPI pipeline for ultimate delivery to Salt Lake City. We own a 22.22% partnership interest in and serve as the operator of Frontier pipeline, with Enbridge, Inc. owning the remaining partnership interest in Frontier.

                        AREPI Pipeline.    AREPI pipeline, an interstate common carrier crude oil pipeline, consists of a 42-mile trunk pipeline with a throughput capacity of approximately 52,500 bpd and three storage tanks with approximately 100,000 barrels of storage capacity. AREPI pipeline originates in southwest Wyoming, where it connects to Frontier pipeline, and terminates in Kimball Junction, Utah, where it connects to a ChevronTexaco pipeline that serves refineries in Salt Lake City. We own 100% of and operate AREPI pipeline.

Business Strategy

                        Our principal business objective is to generate stable and increasing cash flows by becoming a leading provider of pipeline transportation and other midstream services to the North American energy industry. We seek to achieve our objective by executing the following strategies:

                        Use our strategic position in our core market areas to maximize throughput on our pipelines.    As the owner and operator of the only two common carrier crude oil pipelines transporting crude oil produced in the San Joaquin Valley and the California OCS to the Los Angeles Basin and to Bakersfield, we believe that we are well-positioned to capitalize on the changing and growing needs of the refineries that serve the largest gasoline market in the United States. We continually seek opportunities to increase the crude oil throughput on our pipelines. For example, since 1999, we have purchased a crude oil gathering and blending system, added pipeline connection points and initiated the shipment of additional grades of crude oil. In each case, these efforts have helped us to offset the natural production decline of the oilfields that supply our California operations. We believe that the strategic position of our California pipelines creates numerous attractive expansion or development opportunities for us, which are expected to preserve and increase our cash flows.

                        Our pipelines serve the major markets in the Rocky Mountain region, which continue to have strong local economies, favorable demographics and increasing demand for refined products. Our Rocky Mountain area pipeline network is strategically situated to take advantage of surplus crude oil production in Canada and strong demand for refined products in Salt Lake City and throughout the Rocky Mountain region. We believe our crude oil throughput and, correspondingly, our revenue will increase as refinery demand in the region continues to grow and Canadian crude oil continues to replace local production.

                        Pursue strategic and accretive acquisitions that enhance and expand our core business.    We intend to pursue acquisitions of additional midstream assets, including pipelines, storage facilities and terminal facilities, that are accretive to our cash flow and complement our existing business. We believe midstream assets will continue to be available for purchase as the major integrated oil companies divest themselves of noncore assets. We have three principal objectives in pursuing acquisitions:

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      provide for long-term growth;

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      seek opportunities where supply and demand imbalances exist or where demand is not being met; and

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      expand outside our two core operating areas into new growth regions.

We have been successful in the implementation of this strategy over the past several years and believe our acquisition history and reputation, as well as our relationship with Anschutz, will provide us with a number of attractive opportunities in the future.

                        Minimize our exposure to commodity price volatility.    We have historically managed our business to minimize our direct exposure to volatile commodity prices and, with the exception of our blending and marketing business, which represents a small percentage of revenues, we do not take title to the crude oil we transport on our pipelines and store in our storage facilities. We believe this strategy will enhance our ability to make consistent cash distributions to our unitholders.

Competitive Strengths

                        We believe we are well-positioned to execute our business strategies successfully due to the following competitive strengths:

                        Our pipelines are strategically located to serve major refining centers in California and the Rocky Mountain region.    In California, we own the only two common carrier crude oil pipelines delivering crude oil from the San Joaquin Valley to refineries in the Los Angeles Basin and in Bakersfield. In 2001, Line 2000 and the Line 63 system transported approximately 57% of the aggregate volume of crude oil delivered from the San Joaquin Valley and California OCS to refineries in the Los Angeles Basin and approximately 17% of the aggregate volume of crude oil delivered to refineries in Bakersfield. We serve nine refineries in the Los Angeles Basin and two in Bakersfield with an aggregate refining capacity of approximately 1.1 million bpd.

                        In the Rocky Mountain region, supplies of Canadian crude oil can only access the Salt Lake City refineries through the Salt Lake City Core system or AREPI pipeline. Refineries in the Salt Lake City area have an aggregate refining capacity of approximately 163,000 bpd. Currently, our Rocky Mountain pipeline network transports approximately 71% of the crude oil required by refineries in the Salt Lake City area.

                        Line 2000 is the only common carrier pipeline capable of transporting heavy crude oil from the San Joaquin Valley to refineries in the Los Angeles Basin.    Line 2000 provides the most efficient and

economical means of transporting heavy crude oil from the San Joaquin Valley to the Los Angeles Basin because it is insulated and requires no blending or re-heating of the crude oil. In 2000, approximately 76% of the crude oil produced in the San Joaquin Valley was heavy crude oil. Prior to construction of Line 2000, the heavy crude oil produced in the San Joaquin Valley was either blended with lighter crude oil before being transported by pipeline or was transported by ship, rail or truck. In addition, Line 2000 can transport and deliver multiple batches and grades of crude oil. Finally, we believe that construction of any new competing pipeline in southern California is unlikely due to high capital costs and difficult permitting requirements.

                        The pending acquisition of the EPTC assets would allow us to participate in the expected growth of marine imports of crude oil that are expected to offset production declines in the San Joaquin Valley and California OCS.    Assuming the acquisition of the EPTC assets is consummated, we will be well-positioned to capitalize on the projected growth of marine imports of crude oil into southern California, which is expected to increase as California production declines. The EPTC assets include access to dockside loading and unloading facilities, 9.0 million barrels of commercial storage capacity and connections to all major refineries in the Los Angeles Basin. Additionally, our existing California pipelines and storage facilities are connected to and complement the EPTC assets. This configuration and logistic arrangement positions us to accommodate marine vessels and more diverse oil shipments that we believe will increase in the future. Foreign crude oil imports are projected to increase by 280,000 bpd from 296,000 bpd to 576,000 bpd over the next nine years according to Energy Analysts.

                        Our pipeline systems have a high degree of operational flexibility.    Our extensive network of distribution systems and pipeline connections in the Los Angeles Basin and in the Rocky Mountain region provides operational flexibility to meet our customers' needs. Our distribution systems enable us to directly or indirectly deliver crude oil to all major refineries and terminal facilities in the Los Angeles Basin and in the Rocky Mountain region. We are able to transport various grades of crude oil on and transfer volumes between our California pipelines. This operational flexibility allows us to maximize efficiencies in transporting crude oil for our customers and to maintain high capacity utilization in changing market environments.

                        Our senior management has extensive experience in managing and growing midstream businesses.    Our management team has an average of 20 years of experience in the midstream business. Our CEO has 35 years of experience in the midstream business and seven years experience in managing a publicly traded limited partnership. Our management team has significant expertise both in California, which has a complex operating and regulatory environment, and in the Rocky Mountain region. We believe our management team's experience, coupled with its strong, long-standing relationships within the oil and gas industry, will enable us to grow our assets successfully through internal and external expansion.

                        Anschutz's experience in identifying, evaluating and negotiating acquisitions enhances our ability to successfully complete acquisitions.    We have a strong relationship with our sponsor, Anschutz, which has been investing in the oil and gas industry for the past 40 years. We believe Anschutz's active involvement with us, its extensive relationships in the energy sector, its relationships with financing sources and its reputation among potential sellers of assets will provide us with attractive acquisition opportunities in the future.

Our Relationship with Anschutz

                        Anschutz, a privately held company based in Denver, Colorado, has been active in various aspects of the oil and gas industry for over 40 years. Anschutz owns, indirectly, both a 55.4% limited partner interest and the 2% general partner interest in our partnership.

                        Anschutz entered the crude oil midstream business in 1983 by participating in the construction of Frontier pipeline in Wyoming, in which it initially owned a 10% interest. Frontier was built to transport crude oil from the Anschutz Ranch East oilfield in southwest Wyoming and northeastern Utah, east to Casper, Wyoming where third-party pipelines then transported the crude oil to refineries in the Midwest.

                        In 1987, Anschutz built AREPI pipeline to transport crude oil from its Anschutz Ranch East oilfield in southwest Wyoming and northeastern Utah to Salt Lake City. AREPI pipeline was eventually connected to Frontier pipeline, and the directional flow on Frontier pipeline was reversed to transport crude oil from east to west. In 1996, both Frontier and AREPI pipelines began transporting crude oil produced in western Canada via connections with Express pipeline, Western Corridor system and other connecting carriers in Casper, Wyoming.

                        In the 1990s, Anschutz built Line 2000, an insulated pipeline in California, to transport heavy crude oil produced in the San Joaquin Valley to the Los Angeles Basin. Line 2000, which was completed in 1999, provides a lower cost and safer means of transporting heavy crude oil. Prior to Line 2000, heavy crude oil was transported by train, truck or marine tanker.

                        In 1999, Anschutz acquired the Line 63 system from ARCO Pipe Line Company in exchange for an interest in a joint venture, which consisted of Line 2000 and the Line 63 system. In 2001, Anschutz purchased ARCO Pipe Line Company's interest in the joint venture. Also in 2001, Anschutz strengthened its position in the California crude oil transportation market by acquiring a proprietary crude oil gathering and blending system located in the San Joaquin Valley from EOTT Energy Partners.

                        In late 2001 and early 2002, Anschutz expanded its presence in the Rocky Mountain region crude oil transportation market by acquiring an additional 9.72% interest in Frontier pipeline and substantially all of BP's Rocky Mountain crude oil pipeline assets, including BP's interest in the Western Corridor and the Salt Lake City Core systems.

                        We believe Anschutz's extensive experience in the crude oil midstream business, specifically with respect to identifying, evaluating, negotiating and executing acquisitions, will be important in helping us to execute our growth strategy. We believe that Anschutz's contacts in the oil and gas industry, relationships with financing sources and reputation will provide us with acquisition opportunities and greater credibility among sellers of assets. Potential conflicts of interest may arise between Anschutz and us. Please read "Conflicts of Interest and Fiduciary Responsibilities."

West Coast Operations

    Market Overview

                        Sources of Demand.    Demand for refined products, such as gasoline, jet fuel, heating oil and diesel, directly impacts the demand for crude oil from which these products are made. California consumes the most gasoline of any state and more jet fuel than any other state except Texas. According to Energy Analysts, California is expected to remain the largest U.S. market for refined products, with consumption growing at an average annual growth rate of nearly 2.2% over the next ten years.

                        California refineries have a combined crude oil refining capacity exceeding 1.9 million bpd, ranking the state third highest in the nation. Despite this relatively large capacity, these refineries are operating at close to the maximum sustainable capacity utilization as a result of refinery rationalization in the 1990s and sustained demand growth. To meet the increasing demand, the California refineries are expected to continue to add capacity at a rate of 1% per year through refinery modernization and required compliance projects.

                        The California refineries were designed to accommodate the processing of San Joaquin Valley heavy crude oil and higher sulfur OCS crude oil, which are both transported by our pipelines. These refineries were also designed to process ANS and foreign crude oil. In addition to meeting intrastate demand, California refineries export refined products to the Arizona and Nevada markets. The populations of Arizona and Nevada are expected to grow over the next 20 years, which in turn is expected to increase the demand for refined products.

                        California has three main refining centers. The capacities of these centers are detailed in the table below:

California Refining Centers	Refineries	Refining Capacity (bpd)
Los Angeles Basin	11	1,055,300
Central California	6	156,300
San Francisco	6	707,500

Total	23	1,919,100

Source:
EIA, Petroleum Profile: California, August 2001

                        Sources of Supply.    California's refineries currently process approximately 1.8 million bpd of crude oil. California ranks third in crude oil reserves in the United States and fourth in crude oil production including production from the Federal OCS. In addition to the local California-produced crude oil, major ports in San Francisco and Los Angeles receive waterborne ANS and foreign crude oil. In 2001, it is estimated that crude oil produced in California represented approximately 802,000 bpd of daily supply with approximately 86,000 bpd coming from the California OCS and 574,000 bpd coming from the San Joaquin Valley. ANS and foreign crude oil supplied California with approximately 971,000 bpd of the current demand.

                        The following table reflects the sources and approximate volumes of crude oil delivered to the major California refining centers:

	Average Daily Volumes (bpd) As of September 30, 2001
Producing Oilfield	San Francisco Bay Area	Los Angeles Basin	Central California	Total
San Joaquin Valley	275,000	210,000	89,000	574,000
California OCS	3,000	46,000	37,000	86,000
Other California	—	139,000	3,000	142,000
ANS and Foreign Marine Imports	436,000	535,000	—	971,000

Total	714,000	930,000	129,000	1,773,000

Source:
Energy Analysts International.

                        The San Joaquin Valley, one of the primary sources of supply for our pipelines, is one of the most prolific oil producing regions in the continental United States, producing approximately 144,000 bpd of light crude oil and 450,000 bpd of heavy crude oil for the year ended December 31, 2000, accounting for 71% of total California crude oil production. SJV crude oil production is projected to decline by 1.5% per year over the next five years, according to Energy Analysts. The California OCS, which primarily includes the Santa Ynez Unit and to a lesser extent the Point Arguello field, produced 98,000 bpd in the year ended December 31, 2000 and production is expected to decline at approximately 5% per year over the next five years. Any decline in California production is expected to be offset by an increase in foreign crude oil imports, according to Energy Analysts.

                        The following table reflects the historical production for the San Joaquin Valley and the California OCS, as well as total California production:

	Average Daily Volumes (bpd)
	Year Ended December 31,
Producing Oilfield												As of September 30, 2001
	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
San Joaquin Valley	665,742	672,194	643,902	620,125	608,157	598,104	608,025	612,150	618,386	598,590	594,109	573,672
California OCS(1)	81,846	86,584	116,648	138,748	159,543	198,414	175,660	149,823	126,783	107,592	98,138	86,267
Other California	213,114	202,423	190,770	182,661	176,225	166,002	165,125	170,527	162,322	147,337	147,724	142,284

Total	960,702	961,201	951,320	941,534	943,925	962,520	948,810	932,500	907,491	853,519	839,971	802,223

(1)
California OCS 2001 figures are estimates.

Source:
California Department of Conservation, Division of Oil, Gas & Geothermal Resources, Annual Reports and Monthly Oil and Gas Production and Injection Reports.

    Line 2000

                        General.    We own and operate 100% of Line 2000, an intrastate common carrier crude oil pipeline that transports crude oil produced in the San Joaquin Valley and California OCS to refineries and terminal facilities in the Los Angeles Basin. Line 2000 is a 130-mile, fully insulated trunk pipeline originating at our Emidio Pump Station in Kern County, California. Line 2000 delivers crude oil directly and indirectly to refineries and terminal facilities in the Los Angeles Basin. The design throughput capacity of Line 2000 is approximately 145,000 bpd and the average annual permitted throughput capacity is 130,000 bpd. For the year ended December 31, 2001, approximately 81,000 bpd were transported on Line 2000. Line 2000 is capable of transporting multiple batches and grades of heavy crude oil. Construction of Line 2000 was completed in February 1999.

                        Line 2000 currently transports SJV heavy crude oil, California OCS crude oil and mid-barrel crude oil. For the year ended December 31, 2001, 70% of the crude oil transported on Line 2000 was SJV heavy crude oil, 22% was California OCS crude oil and 8% was mid-barrel crude oil. SJV heavy crude oil and mid-barrel crude oil are received at our Emidio Pump Station located in Kern County, California. California OCS crude oil is received from the Plains All American Pipeline at Pentland Station in Kern County, California through a pipeline we lease from a third party. The SJV heavy crude oil, California OCS crude oil and mid-barrel crude oil transported on Line 2000 is heated at Equilon Pipeline's Emidio Pump Station and, because Line 2000 is fully insulated, can be delivered to refineries and terminal facilities in the Los Angeles Basin without re-heating or blending during transit.

                        The following map shows Line 2000, which originates at our Emidio Pump Station and terminates at the EPTC Terminal and the following refineries: ChevronTexaco, Phillips, Valero and Shell Oil (formerly Equilon) and Valero (formerly Huntway):

LINE 2000

BAKERSFIELD
(NOT TO SCALE)
FROM SJV
FROM SJV
PENTLAND STATION
FROM OCS
EMIDIO PUMP STATION
Kern County
Los Angeles County
Los Angeles County
Ventura County
SANTA MONICA
PACIFIC OCEAN
DOWNTOWN LOS ANGELES
CHEVRON TEXACO REF
EPTC TERMINAL
PHILLIPS REF
EQUILON REF
VALERO REF
LONG BEACH
LEGEND:
LINE 2000 TRUNK LINE
LEASED LINE
THIRD PARTY PIPELINES

                        Shippers.    Line 2000 shippers include Anschutz, ChevronTexaco, Equiva Trading Company, ExxonMobil, Phillips, PMT and Valero. ChevronTexaco and Equiva Trading Company are the top two shippers on Line 2000 and represented 95.1% of Line 2000 revenue for the year ended December 31, 2001.

                        Tariffs.    The CPUC regulates tariffs on Line 2000. Unlike our other pipelines, the tariff rates we charge shippers on Line 2000 are market-based rates. We adjust these tariff rates periodically in response to market conditions. In 2000, the average tariff rate charged on Line 2000 was $1.16 per barrel, and in 2001 the average tariff rate was $1.20 per barrel. We review our tariff rates on an annual basis and, with certain limitations, our long-term transportation agreements allow us to raise our tariff rates in response to increases in various inflation-based indices.

                        For tariff rate purposes, we have three classes of shippers on Line 2000:

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      Participating. Participating shippers are shippers that entered into agreements that obligated them to provide development capital during the construction of Line 2000 or that require them to ship minimum volumes of crude oil on Line 2000. These shippers are guaranteed the lowest transportation tariff rate which will be at least $0.05 per barrel lower than the lowest tariff rate charged to any other class of shippers. Our transportation agreements are with ChevronTexaco and Equiva Trading Company and have a ten-year term, expiring in 2009, subject to earlier termination in certain circumstances. Our participating shippers are Anschutz, ChevronTexaco and Equiva Trading Company.

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      Contract. Contract shippers are shippers that have entered into shipping agreements. A shipping agreement is a commitment to ship minimum required volumes of crude oil over a specified term at a reduced tariff rate that is higher than the participating and lower than the non-participating tariff rates.

      •
      Non-Participating. Non-participating shippers are shippers that do not have transportation agreements and are charged the highest tariff rates.

    The Line 63 System

                        General.    The Line 63 system is an intrastate common carrier crude oil pipeline system that transports crude oil produced in the San Joaquin Valley and California OCS to refineries and terminal facilities in the Los Angeles Basin and in Bakersfield. The Line 63 system consists of a 107-mile trunk pipeline, originating at our Kelley Pump Station in Kern County, California and terminating at our West Hynes Station in Long Beach, California. The Line 63 system includes 60 miles of distribution pipelines in the Los Angeles Basin and in the Bakersfield area, 131 miles of gathering pipelines in the San Joaquin Valley and 22 storage tanks with approximately 1.2 million barrels of storage capacity. The Line 63 trunk pipeline has a throughput capacity of approximately 105,000 bpd. For the year ended December 31, 2001, approximately 77,000 bpd were transported on the Line 63 trunk pipeline. Construction of the Line 63 system was completed in 1948.

                        Line 63 transports California OCS crude oil and multiple grades of SJV light crude oil, but does not transport any heavy crude oil. We receive California OCS crude oil from the Plains All American Pipeline at Pentland Station and SJV light crude oil at various receipt locations along the Line 63 gathering system. Line 63 transports crude oil for third-party shippers as well as crude oil received from our PMT gathering and blending system.

                        The following map shows the Line 63 system:

LINE 63 SYSTEM

N
(NOT TO SCALE)
EQUILON REFINERY
BAKERSFIELD
SJV
N. COLES LEVEE PUMP STATION
KERN REFINERY
LAKE PUMP STATION
TAFT
PENTLAND STATION
KELLEY PUMP STATION
FROM OCS
Kern County
Ventura County
Kern County
Los Angeles County
Los Angeles County
Ventura County
PACIFIC OCEAN
DOWNTOWN LOS ANGELES
WEST HYNES STATION
LONG BEACH
LEGEND:
LINE 63 TRUNK LINE
LINE 63 GATHERING SYSTEM
LINE 63 DISTRIBUTION SYSTEM
THIRD PARTY PIPELINES
SEE LINE 63 SYSTEM LA BASIN DISTRIBUTION PIPELINE SCHEMATIC

LINE 63 SYSTEM

LA BASIN DISTRIBUTION PIPELINE SCHEMATIC

N
(NOT TO SCALE)
CHEVRONTEXACO REF
16" LINE 93
PACIFIC OCEAN
EXXONMOBIL REF
16" LINE 93
16" LINE 93
PHILLIPS TANK FARM
14" LINE 63
WEST HYNES
EAST HYNES
16" LINE 93
8"/10" LINE 17
14" LINE 63
16" LINE 93
BP REF
CHEMOIL
6" LINE 31
PHILLIPS REF
KINDER MORGAN
VALERO REF
EQUILON REF
10" LINE 48
VALERO REF
ATSC MARINE TERMINAL
LEGEND:
LINE 63 TRUNK LINE
LINE 63 DISTRIBUTION SYSTEM
PACIFIC OCEAN
PACIFIC OCEAN

                        Shippers.    The Line 63 system shippers include ChevronTexaco, Edgington, EOTT Energy Partners, Equiva Trading Company, ExxonMobil, Golden Bear, Gulfmark, Kern Oil & Refining, Paramount, Phillips, PMT and Valero. ExxonMobil, Phillips and PMT are the top three shippers on Line 63, representing 60% of the Line 63 system revenue for the year ended December 31, 2001. We have not entered into any transportation agreements with respect to the crude oil transported on Line 63.

                        Tariffs.    The CPUC regulates tariffs on the Line 63 system. In 2001, the average Line 63 long-haul tariff rate was $0.83 per barrel. In October 2000, with CPUC approval, we increased our tariff rates by 5%. In August 2001, we raised tariff rates again to recover an estimated $2.0 million increase in annual electrical power costs.

                        As part of the 1998 application to the CPUC that sought approval for our joint venture with ARCO Pipe Line Company, we agreed to maintain a separate cost-based tariff rate for Line 63 for a period of ten years beginning in March 1999. Additionally, we agreed to provide an equivalent tariff rate for the movement of California OCS crude oil on Line 2000 if either the number of crude oil types shipped or the capacity of Line 63 is reduced, such that California OCS crude oil cannot be transported on Line 63.

    West Coast Operations Distribution Network

                        Line 2000 is directly connected to the EPTC terminal facility and to the following refineries: ChevronTexaco, Phillips, Shell Oil (formerly Equilon) and Valero (formerly Huntway). These direct connections are shown in the tables below, which also show customer facilities that have indirect connections via third-party pipelines to Line 2000.

                        Line 63 terminates at our West Hynes Station, where the crude oil is temporarily stored and then delivered to customers through Line 63's pipeline distribution system. This distribution system connects Line 63 directly or indirectly through third-party pipelines to a number of refineries and terminals, each of which is designated in the tables below.

		Connection
Refinery	Location	Line 2000	Line 63	Refining Capacity(1) (bpd)
BP	Carson	Indirect	Direct	260,000
ChevronTexaco	El Segundo	Direct	Direct	260,000
Edgington	Long Beach	Indirect	Indirect	14,000
ExxonMobil	Torrance	Indirect	Direct	148,500
Paramount	Paramount	Indirect	Indirect	46,500
Phillips	Carson	Direct	Direct	131,000
Shell Oil (formerly Equilon)	Wilmington	Direct	Direct	98,500
Valero (formerly Huntway)	Wilmington	Direct	Direct	5,500
Valero (formerly Ultramar Diamond Shamrock)	Wilmington	Indirect	Direct	78,800
Kern Oil & Refining	Bakersfield	—	Direct	66,000
Shell Oil (formerly Equilon)	Bakersfield	—	Direct	24,700

Total Refining Capacity				1,133,500

(1)
Source: EIA, Petroleum Profile: California, August 2001

		Connection
Terminal	Location	Line 2000	Line 63	Storage Capacity (bbl)
ATSC East/West Hynes	Long Beach	—	Direct	1,000,000
ATSC Marine Terminal	Long Beach	—	Direct	1,300,000
Chemoil	Carson	Indirect	Indirect	997,000
EPTC(1)	Dominguez Hills	Direct	Indirect	3,600,000
Kinder Morgan	Carson	Indirect	Direct	900,000
Phillips Tank Farm	Torrance	—	Direct	240,000

Total Storage Capacity				8,037,000

(1)
We currently connect to this terminal facility. On February 1, 2002, an affiliate of our general partner entered into an agreement to acquire the pipeline and storage assets of EPTC, a division of Southern California Edison Company, which includes this terminal facility. Please read "Business—Pending EPTC Asset Acquisition."

    Pacific Marketing and Transportation Gathering and Blending System

                        General.    In addition to our primary pipeline operations, we are engaged in the purchasing, gathering, blending and marketing of crude oil. Our PMT gathering and blending system is located in the San Joaquin Valley and consists of 122 miles of crude oil gathering pipelines as well as blending and truck off-loading facilities at six locations along our gathering system. Our PMT facilities have an aggregate blending capacity of 65,000 barrels per day and an aggregate storage capacity of 254,000 barrels. Our PMT gathering and blending system is a proprietary crude oil pipeline system and is not subject to the CPUC's jurisdiction. A substantial portion of this system was constructed in 1983.

                        The primary functions of our PMT operations are purchasing, gathering and blending various grades of crude oil and natural gasoline and delivering the blended product to Line 63 for transportation and sale to the Los Angeles Basin refineries. In addition, we use third-party trucks, which we hire on a contract basis, to collect crude oil from remote areas that are not connected to our gathering system. For the year ended December 31, 2001, we purchased, gathered and blended approximately 28,200 bpd of crude oil. The blended product is transported on Line 63 and sold in the Los Angeles Basin. An additional 4,800 bpd of trucked crude oil is delivered to customers in the Los Angeles Basin or in the San Joaquin Valley. We generate margins from our blending activity by capturing the difference in price between the lower grade crude oil and the higher grade, blended product. We believe that we are the largest blender of SJV crude oil.

                        Generally, we purchase only crude oil for which we have a corresponding sale agreement for physical delivery of the crude oil to a third party. Through this process, we seek to maintain a position that is substantially balanced between crude oil purchases and future delivery obligations. We do not acquire and hold crude oil futures contracts or enter into other derivative contracts for the purpose of speculating on crude oil prices. Crude oil hedging is conducted on a limited basis to protect our inventory positions from major changes in market prices.

                        The following map shows the gathering and distribution pipelines and various blending stations included in our PMT system:

                        Customers and Contracts.    Our customers include numerous oil and gas producers, refiners and marketers, including Equiva Trading Company, ExxonMobil, Greka Refining, Gulfmark, Kern Oil & Refining, Lunday Thagard Company, Occidental Energy Marketing, Oxnard Refining, Paramount, Phillips, Plains Marketing and Transportation and Valero. ExxonMobil, Paramount and Valero are PMT's top three customers and represent 72% of PMT's revenues for the year ended December 31, 2001. PMT has contracts for the purchase of various components of the blended crude oil and contracts for the sale of the blended products.

    Competition

                        Generally, pipelines are the lowest cost method for land-based transportation of crude oil over long distances. Therefore, our principal competitors for large volume shipments in the areas we serve are other pipelines. Competition among common carrier pipelines is based primarily on transportation charges, access to producing areas and customer demand for crude oil. Line 2000 and Line 63 are currently the only common carrier crude oil pipelines that transport crude oil produced in the San Joaquin Valley and California OCS to the Los Angeles Basin and Bakersfield. However, ExxonMobil owns and operates a proprietary crude oil pipeline from the San Joaquin Valley to its refinery in the Los Angeles Basin. This pipeline has historically operated at or near capacity. While it currently transports ExxonMobil's crude oil, it is possible for this pipeline to become a common carrier, competing for third-party shippers of crude oil to the Los Angeles Basin. We believe high capital requirements, stringent environmental laws and regulations and the difficulty of acquiring rights-of-way and related permits make it difficult for third parties to build new pipelines in the areas we serve in California.

                        Line 2000 and the Line 63 system primarily serve refineries in the Los Angeles Basin and in Bakersfield. The shippers that use our pipelines also compete with refiners in the San Francisco Bay and the central California areas for adequate supplies of crude oil produced from the San Joaquin Valley and the California OCS. Since the refiners in central California, including Bakersfield, do not have access to alternative crude oil and realize the lowest transportation costs due to their proximity to the producing fields, they will usually outbid other users, including San Francisco Bay and Los Angeles Basin refiners, to fulfill their requirements. As a result, the San Francisco Bay and the Los Angeles Basin refiners must compete for the remaining supply of available crude oil. SJV crude oil transported to San Francisco results in a reduction in the amount of crude oil available for transportation on our pipelines. Our throughput and revenues will be adversely affected to the extent more SJV crude oil is transported to San Francisco rather than to the Los Angeles Basin. For the year ended December 31, 2001, approximately 16% of all crude oil supplied to the Los Angeles Basin was transported on Line 2000 and Line 63.

                        In addition, we face limited competition from trucks that deliver crude oil in several areas we serve. While truck transportation is not cost effective for long distance transportation, trucks can compete effectively for incremental and marginal volumes with shorter distances.

                        Our PMT operations face competition from other marketing companies as well as refineries and other end users, some of which may be our customers, who purchase crude oil directly at the producing field.

Pending EPTC Asset Acquisition

                        On February 1, 2002, an affiliate of our general partner entered into an agreement to acquire the terminal and pipeline assets of EPTC, a division of Southern California Edison Company. The affiliate entity that would acquire these assets is an indirect wholly owned subsidiary of Anschutz. This affiliate entity will be contributed to us on or before the completion of the acquisition transaction. This acquisition would allow us to expand our distribution network to all major refineries in the Los Angeles Basin and, together with our existing West Coast operations, would create the largest black oil storage and distribution system in southern California. Black oil includes crude oil and other refinery feedstocks, such as gas oil. Refinery feedstocks are raw or partially refined petroleum products that are further processed by refineries. This acquisition would also allow us to participate in the expected growth of marine imports into the Los Angeles Basin as foreign crude oil offsets production declines in the San Joaquin Valley and the California OCS.

                        The EPTC system is a significant crude oil storage and pipeline distribution system located in the Los Angeles Basin. The EPTC assets incude 51 storage tanks with approximately 9.4 million barrels of storage capacity. Of this number, 35 tanks with approximately 9.0 million barrels of storage capacity are in commercial storage service, 15 tanks with approximately 360,000 barrels of storage are in displacement oil service and one 40,000 barrel tank is in hydrotest water service. The EPTC system specializes in storing and distributing a wide variety of crude oils and other refinery feedstocks, including gas oils, which account for approximately 40% of the refinery feedstocks handled.

                        The EPTC distribution system consists of 119 miles of large diameter pipelines, of which 70 miles are presently in black oil service. These pipelines connect the EPTC storage facilities with major refineries, our Line 2000 pipeline, third-party pipelines and marine terminals in the Los Angeles Basin. Space leased on a third-party dock in the Port of Long Beach enables the EPTC system to either receive imported foreign crude oils from or export refinery feedstocks to large marine tankers. The EPTC system is capable of loading and off-loading marine shipments at a rate of 20,000 barrels per hour and transporting the product directly to or from certain refineries, other pipelines or its storage facilities. The EPTC system can deliver crude oil and feedstocks from its storage facilities to the refineries it serves at rates of up to 6,000 barrels per hour. The EPTC assets include approximately

207,000 barrels of displacement oil that is pumped through the pipelines to assist in the transport of black oil through the system.

                        The majority of the EPTC facilities were constructed in 1973 for the storage and distribution of fuel oil used to power Southern California Edison's electric generating stations. Southern California Edison subsequently sold the generating stations, which today are powered by natural gas. No longer having the need to store fuel oil, in 1994, Southern California Edison began utilizing the facilities for the storage of crude oil and other refinery feedstocks.

                        The EPTC assets generate revenue primarily through leasing storage tank capacity to major refineries in the Los Angeles Basin. Lease rates for storage tanks are negotiated with each individual customer, resulting in private contracts with terms varying from one month to five years. The customer contracts also contain provisions for throughput and heating charges, depending on the customer's specific needs. Although the EPTC assets are subject to the jurisdiction of the CPUC, neither the CPUC nor any other regulatory agency requires EPTC to publish its lease rates. While we have filed an application with the CPUC to allow us to operate the EPTC assets in this manner, we cannot assure you that we will be authorized to do so.

                        The following table provides an overview of some of the EPTC assets we expect to acquire from Southern California Edison. The idle facilities are not currently utilized by Southern California Edison in its commercial operations.

	Storage Capacity (bbl)
EPTC Facilities
	Displacement	Idle	Active	Total
Main Facilities:
Dominguez Hills Tank Farm	44,000	—	3,599,000	3,643,000
Long Beach Tank Farm	38,000	84,000	1,276,000	1,398,000
Alamitos Tank Farm	27,000	1,514,000	914,000	2,455,000
Hunting Beach Tank Farm	27,000	477,000	894,000	1,398,000
El Real Pumping and Heating Station	76,096	—	—	76,096
El Segundo Pumping and Heating Station	40,237	—	—	40,237

Total For Main Facilities	252,333	2,075,000	6,683,000	9,010,333

	Storage Capacity (bbl)
	Displacement	Idle	Active	Total
East Facilities:
Etiwanda Pumping Station and Tank Farm	41,000	256,000	—	297,000
Alnor Pumping and Heating Station	40,000	—	—	40,000
Santa Fe Springs Pumping and Heating Station	9,000	13,000	—	22,000
Tonner Pumping and Heating Station	9,000	13,000	—	22,000
Euclid Pumping and Heating Station	9,000	13,000	—	22,000

Total For East Facilities	108,000	295,000	—	403,000

Total For EPTC Facilities	360,333	2,370,000	6,683,000	9,413,333

                        The purchase price for the EPTC assets is $158.2 million, plus upward adjustments based on the value of certain pre-closing capital expenditures, displacement oil inventory, prepayments made by the seller relating to the purchased assets and warehouse inventory. We expect that these adjustments will be approximately $5 to 10 million. We intend to finance the EPTC asset acquisition with a combination of proceeds from the issuance of additional units and borrowings under our credit facility, but the final structure of the acquisition financing will depend on market conditions existing immediately prior to the completion of the acquisition. Please read "Risk Factors—Risks Inherent Our Business—We may be unable to complete the acquisition of the EPTC assets and we may not be able to successfully integrate these assets into our operations."

                        We expect to complete the transaction in the fourth quarter of 2002. Completion of the transaction is subject to the satisfaction of a number of conditions, including receipt of approval by the CPUC and other governmental authorities. The agreement may be terminated if the CPUC disapproves of the transaction or fails to render its approval within 210 days from filing the application for approval, in the event of uncured material breaches or defaults, or if the closing of the transaction has not occurred by February 1, 2003. Moreover, some of the assets that we expect to acquire may ultimately not be acquired if necessary third-party consents cannot be obtained or if certain casualty events damage or destroy those assets. Accordingly, we cannot assure you that we will ultimately acquire the EPTC assets by the end of the fourth quarter of 2002 or at all.

Rocky Mountain Operations

    Market Overview

                        Sources of Demand.    The Rocky Mountain region, which includes Montana, Wyoming, Colorado and Utah, is one of the fastest growing regions of the country in terms of overall population growth. This sustained population growth should result in regional refined products consumption growth. The refineries in the region consume more than 500,000 bpd of crude oil and are currently running at approximately 95% utilization. The refining centers are detailed in the following table:

Rocky Mountain Refining Centers	Refineries	Refining Capacity(bpd)
Billings, Montana	2	114,000
Great Falls, Montana	1	7,000
Laurel, Montana	1	45,600
Wyoming	5	140,000
Salt Lake City, Utah(1)	5	163,000
Denver, Colorado	2	84,500

Total	16	554,100

(1)
11,000 bpd idle on January 1, 2001

Source:
EIA Petroleum Supply Annual 2000, Volume 1, updated January 1, 2001

                        While we transport crude oil for delivery throughout the Rocky Mountain area, Salt Lake City is our primary market. Utah is one of the fastest growing states in the country and Salt Lake City is its most populous city. Salt Lake City's refining center has a total capacity of 163,000 bpd. Among other factors, Salt Lake City's strong population growth is expected to increase growth in refined product demand between 2.1% to 2.7% annually over the next five years. Additionally, Salt Lake City refiners supply refined products to markets in Idaho, Nevada, Oregon and Washington.

                        Sources of Supply.    The crude oil supplying the Rocky Mountain refining centers is a combination of local production and Canadian crude oil, including Canadian syncrude. We believe local production will continue to decline as imports of Canadian crude oil, including syncrude, increase to replace the local declines. Crude oil production in the Rocky Mountain region has declined by approximately 36% over the past ten years. Aggregate crude oil production in the Rocky Mountain region is expected to decline at a rate of 5.7% per year over the next three years. The area has shifted from a crude oil exporting region to a crude oil importing region. Over this same period, crude oil production in western Canada has increased, with excess supply exported to the United States, primarily to markets in the Midwest and the Northeast.

                        One major source of the increase in crude oil production in western Canada is the increase in the production of syncrude. Syncrude, or synthetic crude oil, is crude oil produced from bitumen, a viscous substance abundant in the oil sand deposits in western Canada. Canada's oil sand deposits are estimated to contain approximately 1.6 trillion to 2.5 trillion barrels of bitumen. Approximately 300 billion barrels of bitumen are believed recoverable with current technology. Production of Canadian syncrude is expected to increase from 330,000 bpd in 1999 to 637,000 bpd by 2003, according to Energy Analysts. We believe this increase in syncrude production will benefit our Rocky Mountain operations in two ways: first, more Canadian syncrude should be available for use by the Rocky Mountain refining centers, and second, more Canadian crude oil should be transported on our pipelines as Canadian syncrude displaces it from other pipelines. In 2001, approximately 70% of the crude oil supplied to Rocky Mountain refineries was from local production and 30% was from Canadian crude oil, including Canadian syncrude.

                        The following table reflects the sources and approximate volumes of crude oil delivered to the Rocky Mountain refining centers:

	Average Daily Volume (bpd)
Type of Crude Oil
	1997	1998	1999	2000	2001
Rocky Mountain Production	447,000	413,000	396,000	384,000	376,000
Canadian Crude Oil and Syncrude	62,000	92,000	116,000	141,000	163,000

Total	509,000	505,000	512,000	525,000	539,000

Source:    Energy Analysts International

                        The following map shows the pipeline systems that make up our Rocky Mountain operations, the Western Corridor system, the Salt Lake City Core system, AREPI pipeline and Frontier pipeline:

ROCKY MOUNTAIN AREA PIPELINES

Rangeland Pipeline
Bow River Pipeline
Cutbank
CANADA
Western Corridor (Glacier 20.8%)
MONTANA
N
(NOT TO SCALE)
Billings Refineries
Western Corridor (Beartooth 50%)
IDAHO
Elk Basin
WYOMING
Western Corridor (Big Horn 57.6%)
Reno
Casper/Rawlins/Cheyenne Refinery
Big Piney
Frontier Pipeline
Whitney Canyon
Guernsey
Ft. Laramie
UTAH
Salt Lake City Core (100%)
Deseret (Wahsatch)
Wamsutter
Medicine Bow
Granger
Divide Junction
Salt Lake City Refineries
Pineview
AREPI
Baggs
Chevron Pipeline
Iles
Rangely
COLORADO
LEGEND:
Western Corridor —Varies
Salt Lake City Core—100% Owned
AREPI —100% Owned
Frontier —22.2% Interest
Third Party Pipelines

    Western Corridor System

                        General.    We own an undivided interest in each of three contiguous pipelines that make up the Western Corridor system, a 1,012-mile interstate and intrastate common carrier crude oil pipeline system that originates at the Canadian border near Cut Bank, Montana and terminates in Guernsey, Wyoming. Our ownership interest in each of the three pipelines gives us rights to a specified portion of each pipeline's throughput capacity. Conoco Pipeline Company owns the remaining interest in each of these pipelines. For the year ended December 31, 2001, on our portion of the Western Corridor system's throughput capacity, approximately 83% of the crude oil transported was Canadian crude oil and the remaining 17% was Rocky Mountain crude oil. The Western Corridor system does not currently transport Canadian syncrude. The pipelines comprising the Western Corridor system were constructed at different times, with Glacier pipeline constructed in 1960, Beartooth pipeline in 1996 and Big Horn pipeline in 1944.

                        Each pipeline is described below:

      •
      Glacier Pipeline. We own a 20.8% undivided interest in Glacier pipeline, which provides us with approximately 25,000 bpd of throughput capacity. Glacier pipeline consists of 565 miles of two parallel crude oil pipelines, a 277-mile, 12-inch trunk pipeline and a 288-mile, 8-inch trunk pipeline, extending from the Canadian border near Cut Bank, Montana to Billings, Montana. For the year ended December 31, 2001, approximately 15,700 bpd of Canadian crude oil was transported on our Glacier pipeline capacity. Approximately 9,300 bpd of the throughput capacity we now own was not utilized in 2001 and will be marketed to third-party shippers seeking to deliver crude oil to the Rocky Mountain refineries. Conoco Pipeline Company operates Glacier pipeline.

      •
      Beartooth Pipeline. We own a 50% undivided interest in Beartooth pipeline, which provides us with approximately 25,000 bpd of throughput capacity. Beartooth pipeline is a 76-mile trunk pipeline from Billings, Montana to Elk Basin, Wyoming. All shipments on Beartooth pipeline are delivered into Big Horn pipeline. For the year ended December 31, 2001, approximately 15,700 bpd of Canadian crude oil was transported on our Beartooth pipeline capacity. Like Glacier pipeline, the excess capacity will be marketed to third parties. Beartooth pipeline was constructed to connect Glacier pipeline with Big Horn pipeline. We operate Beartooth pipeline.

      •
      Big Horn Pipeline. We own a 57.6% undivided interest in Big Horn pipeline, which provides us with approximately 33,900 bpd of throughput capacity. Big Horn pipeline consists of a 250-mile trunk pipeline from Elk Basin, Wyoming to Casper, Wyoming, a 121-mile trunk pipeline from Casper, Wyoming to Guernsey, Wyoming and 21 miles of gathering pipelines throughout northeastern Wyoming. For the year ended December 31, 2001, we transported approximately 15,700 bpd of Canadian crude oil and 3,200 bpd of Rocky Mountain crude oil on our portion of Big Horn throughput capacity. We operate Big Horn pipeline.

                        Under our contracts with Conoco, we manage our capacity on the Western Corridor system independently of Conoco. We set our own tariff rates, market our own capacity to shippers and account for our own revenue. This information is not shared with Conoco. We manage operating expenses and capital expenditures jointly with Conoco. We approve and monitor budgets and are allocated our share of the expenses based on our ownership percentage.

                        We also own various undivided interests in 22 storage tanks that have approximately 1.3 million barrels of storage capacity.

                        Prior to our acquisition of BP's interest in the Western Corridor system in March 2002, BP utilized its pipeline capacity primarily to transport its Canadian and local crude oil production to its

Salt Lake City refinery. In 2001, BP sold its refinery in Salt Lake City to Tesoro. Since we do not produce or refine crude oil, we intend to market previously unutilized capacity on the Western Corridor system to supply refineries in the Rocky Mountain region.

                        Shippers.    Western Corridor system shippers include BP, ChevronTexaco Flint Hills, Marathon, Nexen, Phillips, Sinclair and TEPPCO. The top three shippers, BP, Nexen and Sinclair, represent 98% of the Western Corridor system total revenue for the year ended December 31, 2001. We have not entered into any transportation contracts with respect to crude oil transported on the Western Corridor system.

                        Tariffs.    The FERC and the WPSC each regulate various tariffs on the Western Corridor system. There are six FERC tariffs and three WPSC tariffs that apply to interstate and intrastate movements, respectively on the pipeline system. One of the FERC tariffs is a joint tariff with Frontier pipeline and AREPI pipeline for movements from the Canadian border to Kimball Junction, Utah. A joint tariff rate is used in a situation where a shipper must use multiple pipelines, each owned by a different party, to transport a shipment of crude oil. Rather than each pipeline owner charging its own tariff rate, the shipper is charged one joint tariff rate. The various pipeline owners split the proceeds among themselves. In 2001, the average FERC tariff rate was $1.18 per barrel and the average WPSC tariff rate was $0.3752 per barrel. However, a supplement to one of the FERC tariffs was filed on March 19, 2002, establishing competitive rates from the Canadian border to Billings, Montana; Casper, Guernsey, and Ft. Laramie, Wyoming; and Rangely, Colorado.

    Salt Lake City Core System

                        General.    We own and operate 100% of the Salt Lake City Core system, an interstate and intrastate common carrier crude oil pipeline system that transports crude oil produced in the Rocky Mountain region and Canada primarily to refiners in Salt Lake City. The Salt Lake City Core system trunk pipelines have a combined throughput capacity of approximately 60,000 bpd to Salt Lake City. The Salt Lake City Core system consists of a 913 miles of trunk pipelines, 188 miles of gathering pipelines and 29 storage tanks with approximately 1.4 million barrels of storage capacity. The main trunk pipeline originates in Ft. Laramie, Wyoming where it connects with the Western Corridor system at Casper, Wyoming and extends west to Wamsutter, Wyoming where it divides, with a northern segment continuing west, eventually delivering to Salt Lake City, and a southern segment extending south to Rangely, Colorado where it connects to a ChevronTexaco pipeline that serves Salt Lake City. For the year ended December 31, 2001, the northern segment delivered approximately 39,600 bpd and the southern segment delivered approximately 16,300 bpd to Salt Lake City. In addition, 9,400 bpd were transported from Reno to Casper, Wyoming and 1,500 bpd from Guernsey to Ft. Laramie, Wyoming. For the year ended December 31, 2001, virtually all of the crude oil transported on the Salt Lake City Core system was Rocky Mountain crude oil. Construction of the Salt Lake City Core system began in 1939 with construction of additional pipelines and facilities continuing until 1991.

                        We also operate a trucking fleet in connection with the Salt Lake City Core system which transports additional volumes to our pipeline. Trucks transport crude oil from outlying producing fields throughout Wyoming, which for economic reasons, do not have a physical connection to our pipeline. The crude oil is gathered and then delivered to unloading stations along the Salt Lake City Core system. Our trucking operations do not represent a significant portion of our total revenue.

                        Shippers.    Salt Lake City Core system shippers include Anadarko, Big West, ChevronTexaco, Conoco, EOTT Energy Partners, Equiva Trading, ExxonMobil, Nexen, Phillips, Questar, Silver Eagle, Sinclair, TEPPCO and Tesoro. The top three shippers, BP, ChevronTexaco and Phillips, represent 64% of the Salt Lake City Core system total revenue for the year ended December 31, 2001. We have not entered into any transportation contracts with respect to the crude oil transported on the Salt Lake City Core system.

                        Tariffs.    The FERC and the WPSC each regulate various tariffs on the Salt Lake City Core system. There are fourteen FERC tariffs and two WPSC tariffs that apply to interstate and intrastate movements, respectively on the pipeline system. Several of the tariffs are related to gathering crude oil for delivery into the Salt Lake City Core trunk pipeline system. In addition, there is one tariff established for movements in Utah, although Utah does not regulate tariffs. In 2001, the average FERC tariff rate was $0.4677 per barrel, the average WPSC tariff was $0.1747 per barrel and the average Utah tariff rate was $0.2736 per barrel.

    Frontier Pipeline

                        General.    We own 22.22% of a partnership that owns Frontier pipeline and serve as its operator. Enbridge, Inc., an unrelated third party, owns the remaining 77.78% of Frontier pipeline. Frontier pipeline is an interstate common carrier crude oil pipeline that consists of a 289-mile trunk pipeline with a throughput capacity of approximately 62,200 bpd, which is expandable with the addition of pump stations to 130,000 bpd, and three storage tanks with approximately 274,000 barrels of storage capacity. Frontier pipeline originates in Casper, Wyoming, a hub for the distribution of crude oil produced in Canada and in the Rocky Mountain region, where it connects with the Western Corridor system. Frontier pipeline receives crude oil originating in Canada, including Canadian syncrude, via connections with Express pipeline, the Western Corridor system and other connecting carriers in Casper and Guernsey, Wyoming. Frontier pipeline also transports crude oil received from producing fields in Montana and northeastern Wyoming through connections with third-party pipelines. Frontier pipeline delivers crude oil into the Salt Lake City Core system and to AREPI pipeline for ultimate delivery into Salt Lake City. For the year ended December 31, 2001, approximately 40,500 bpd was transported on Frontier pipeline of which 58% was Canadian syncrude, 36% was other Canadian crude oil and the remaining 6% was Rocky Mountain crude oil. Frontier pipeline was constructed in 1983.

                        Shippers.    Frontier pipeline shippers include BP, Big West, ChevronTexaco, Conoco, Canadian Natural Resources, Husky Energy, Marquest, Nexen, Phillips, Tidal Energy and Tesoro. We have not entered into any transportation agreements with respect to the crude oil transported on Frontier pipeline.

                        Tariffs.    The FERC regulates tariffs on Frontier pipeline. There are local tariff rates for volumes transported from Casper, Wyoming to Evanston, Wyoming. Frontier pipeline also participates in joint tariffs with Alberta Energy Corporation's Express pipline, the Western Corridor system and AREPI pipeline. In 2001, the average tariff rate on Frontier pipeline was $1.01 per barrel.

                        We are currently involved in tariff rate case litigation before the FERC with respect to Frontier pipeline's obligation, if any, to pay reparations to complaining shippers on joint tariff rates alleged to have been excessive in the past. All other matters in the litigation, arising from complaints filed by certain shippers, have been resolved by settlement. Pursuant to the settlement, Frontier Pipeline Company agreed to reduce Frontier pipeline's local tariff rate and Frontier pipeline's division of a joint tariff rate filed by Express pipeline to $0.60 per barrel. Please read "Business—Legal Proceedings."

    AREPI Pipeline

                        General.    We own and operate 100% of AREPI pipeline, an interstate common carrier pipeline. AREPI pipeline consists of a 42-mile trunk pipeline with a throughput capacity of approximately 52,500 bpd and three storage tanks with approximately 100,000 barrels of storage capacity. The trunk pipeline originates 21 miles south of Evanston, Wyoming at Ranch Station, Utah, where it connects with Frontier pipeline, and terminates at Kimball Junction, Utah, where it connects with a ChevronTexaco pipeline serving the Salt Lake City refinery market. At present, AREPI pipeline is the principal source of supply for this ChevronTexaco pipeline between Kimball Junction and Salt

Lake City. AREPI pipeline is capable of transporting multiple grades of Canadian crude oil, including Canadian syncrude, as well as multiple grades of crude oil produced in the Rocky Mountain area. For the year ended December 31, 2001, approximately 41,000 bpd were transported on AREPI pipeline. For the year ended December 31, 2001, approximately 58% of the crude oil transported on AREPI pipeline was Canadian syncrude, 30% was Canadian crude oil and the remaining 12% was Rocky Mountain crude oil. AREPI pipeline was constructed in 1987.

                        We believe AREPI pipeline is strategically positioned with respect to the refineries serving the Salt Lake City area because of its connection to Frontier pipeline. This connection, which was completed in 1993 at Frontier Pipeline's Ranch Station, increased the volume of crude oil shipped on AREPI pipeline and enabled AREPI pipeline to deliver Canadian crude oil to refineries in Salt Lake City. We believe that we will continue to experience volume growth on AREPI pipeline as the decline in crude oil production from local fields increases demand for Canadian crude oil.

                        Shippers.    AREPI pipeline shippers include Anschutz, BP, Big West, ChevronTexaco, Coastal, Conoco, Canadian Natural Resources, Husky Energy, Marquest, Nexen, Phillips, Tidal Energy and Tesoro. The top three shippers, BP, ChevronTexaco and Tidal Energy, represent 62% of AREPI pipeline revenue for the year ended December 31, 2001. We have not entered into any transportation agreements with respect to the crude oil transported on AREPI pipeline.

                        Tariffs.    The FERC regulates tariffs on AREPI pipeline. There is one local tariff and three joint tariffs in which AREPI pipeline participates with Express pipeline, the Western Corridor system and Frontier pipeline. In 2001, the average tariff rate on AREPI pipeline was $0.34 per barrel.

                        We have been involved in rate case litigation before the FERC with respect to AREPI pipeline. However, all issues in that litigation have been resolved by settlement. Pursuant to the settlement, we agreed to reduce AREPI's local tariff rate and AREPI's division of the joint tariff rate filed by Express pipeline to $0.255 per barrel and make a cash settlement payment to the complainants. Please read "Business—Legal Proceedings."

    Rocky Mountain Distribution Network

                        The Western Corridor system serves either directly or indirectly through connections with third-party pipelines the following refineries:

Refinery	Location	Connection	Refining Capacity(1)(bpd)
Conoco	Billings, Montana	Direct	56,000
ExxonMobil	Billings, Montana	Direct	58,000
Cenex	Laurel, Montana	Indirect	45,600
Silver Eagle	Evanston, Wyoming	Direct	3,000
Sinclair	Rawlins, Wyoming	Direct	62,000
Frontier	Cheyenne, Wyoming	Direct	39,000
Little America	Casper, Wyoming	Direct	24,000
Conoco	Commerce City, Colorado	Indirect	57,500
Valero (formerly Ultramar Diamond Shamrock)	Commerce City, Colorado	Indirect	27,000

Total Refining Capacity			372,100

(1)
Source: EIA Petroleum Supply Annual 2000, Volume 1, updated January 1, 2001

                        The Salt Lake City Core system, AREPI pipeline and Frontier pipeline serve the following refineries:

Refinery	Location	Connection	Refining Capacity(1)(bpd)
ChevronTexaco	Salt Lake City, Utah	Direct	45,000
Flying "J".	Salt Lake City, Utah	Direct	24,000
Phillips	Salt Lake City, Utah	Direct	25,000
Silver Eagle	Salt Lake City, Utah	Direct	11,000
Tesoro (formerly owned by BP)	Salt Lake City, Utah	Direct	58,000

Total Refining Capacity			163,000

(1)
Source: EIA Petroleum Supply Annual 2000, Volume 1, updated January 1, 2001

    Competition

                        We are not aware of any active projects to build new crude oil pipeline capacity into the Salt Lake City market.

                        We continue to face competition from trucks transporting crude oil from local markets. We believe that despite their ability to transport incremental crude oil volumes from southwest Wyoming, trucks are not competitive for large volumes or longer distances. Moreover, as local crude oil production declines and is replaced by Canadian crude oil, the significance of truck competition will correspondingly decline.

                        We compete against several crude oil pipelines in the Rocky Mountain region. Each pipeline is described below:

      •
      Express Pipeline. Alberta Energy Corporation's Express pipeline, which connects with Frontier pipeline, transports Canadian crude oil into the Rocky Mountain region. The Express pipeline originates in Alberta, Canada with connections to the Canadian crude oil network and transports crude oil between the Canadian border in Montana and Casper and Guernsey, Wyoming. We believe that transportation of the expected increased Canadian crude oil production will require the capacity of Express pipeline and our Rocky Mountain systems.

      •
      Cenex Pipeline. The Cenex pipeline moves Canadian and local Montana crude oil to the refineries in Billings and Laurel, Montana. The pipeline can also receive or deliver Canadian crude oil to and from the Western Corridor system at the Cut Bank, Montana station on Glacier pipeline. The Cenex pipeline and the Western Corridor system compete for delivery of crude oil to the Billings and Laurel refineries. However, the Cenex pipeline is also the only source of Canadian Bow River crude oil transported on the Western Corridor system for eventual delivery to markets in Wyoming, Colorado and Utah.

      •
      Red Butte Pipeline System. The Red Butte pipeline system is a Wyoming heavy crude oil gathering system that gathers crude oil in the same area as our Big Horn gathering system. It is owned and operated by Marathon Ashland Pipeline Systems. The Red Butte pipeline system competes with our Big Horn gathering system in gathering Wyoming heavy crude oil for its customers.

      •
      Eastern Corridor System. The Eastern Corridor system, which connects with the Salt Lake City Core system, is made up of pipeline systems that deliver Canadian crude oil and crude oil from eastern Montana and western North Dakota to customers in

        Wyoming, Colorado and Utah. Although the Salt Lake City Core system benefits from the tariff revenue as crude oil is delivered from the Eastern Corridor system to the Salt Lake City core system for transportation to Salt Lake City, the Eastern Corridor system also competes with the Western Corridor system in transporting crude oil to Rocky Mountain refineries.

                        The other potential competition for our Rocky Mountain operations is the construction of a refined products pipeline system able to deliver refined products into the Rocky Mountain region in competition with the Rocky Mountain refineries. Construction of such a pipeline system has been discussed by The Williams Companies and other companies for many years. The goal of such a pipeline would be to transport refined products from refineries in the Texas Gulf Coast to Salt Lake City via a series of connected pipeline segments. Such a project will require significant modifications to existing pipelines as well as the construction of new pipelines. Based on the facts currently available, we do not believe this pipeline will be constructed in the near future.

Pipeline Operation and Control

                        Each of our pipelines is operated, monitored and controlled through one or more operations control centers. We operate Line 2000 and the Line 63 and PMT pipeline systems from the control center located at our main office in Long Beach, California and operate the AREPI pipeline from a control center located in Evanston, Wyoming. Pursuant to a transition services agreement executed in connection with our acquisition of the BP pipeline assets, BP currently operates Frontier pipeline, the Western Corridor system and the Salt Lake City Core system from its control center located in Tulsa, Oklahoma and will continue to do so until September 1, 2002, when our main control center in Long Beach will assume the operations. Our operations control centers are state-of-the-art facilities that house the pipeline system controller consoles and Supervisor Control and Data Acquisition, or SCADA, systems used to operate the pipelines.

                        We operate Line 2000, the Line 63 system and our PMT gathering and blending system from two consoles that are manned 24 hours a day by our pipeline system controllers. Either console can operate the equipment on Line 2000, the Line 63 system or our PMT gathering and blending system. Our Long Beach control center is housed in a stand-alone building designed with multiple security systems to ensure that only authorized personnel enter. In addition, this facility has two 25-kilowatt uninterruptible power supplies and a diesel generator to provide continuous power in the event of a power failure. It is also equipped with fire detection and fire suppression systems.

                        In general, the SCADA systems we use provide continuous, real-time, operational data, including product-specific information such as temperature and gravity and operational information, such as pressure and flow rates, as well as information on the operational condition of pumps, valves, tanks and other status points. Numerous software applications have been integrated into our SCADA systems to assist our pipeline controllers with certain functions, such as product batch tracking, historical event analysis, trend monitoring, flow balance and leak detection monitoring. Our automatic report generation systems supply data to our marketing, operations and maintenance personnel.

                        In addition to continuous monitoring, our SCADA systems provide our pipeline controllers with the ability to remotely control all aspects of systems operation, including starting and stopping pumps, opening and closing valves and switching into and out of storage tanks. Our SCADA systems are programmed to alert the pipeline controllers any time that operational conditions fall outside established parameters. Upon detection of an irregularity, our pipeline controllers can shut down the affected pipeline by remotely stopping pumps and closing block valves located along the system.

                        The Line 2000 SCADA system was placed in service in February 1999. It was specifically designed to meet the operational requirements for operation of Line 2000. This system has multiple levels of redundancy to provide robust real-time operation, including redundant backup servers for critical applications and a backup control center located at our Emidio Pump Station in Kern County, California. This SCADA system uses a high-speed fiber optic communications system that is equipped with multiple levels of redundancy including three separate T1 backup communications circuits. This communication infrastructure supports polling of remote devices, such as pumps, meters, valve and pressure and temperature instrumentation, at a rate of four times per second, as compared to an industry rate of four times per minute. We use programmable logic controllers, or PLCs, in the field to monitor and control the pipeline equipment. These devices are designed, wired and programmed for fail-safe operation and are connected to our fiber optic communications system, which allows each of the PLCs to communicate directly with other PLCs on Line 2000. This type of "peer-to-peer" communication provides a constant flow of data from numerous monitoring instruments, which enhances the accuracy of the integrated dynamic leak detection system and allows the pipeline pump stations to automatically shut down without human intervention in the event of an operational emergency.

                        The Line 2000 SCADA system is also augmented by a dynamic simulator, which we use for both training and engineering evaluation. This simulator allows our pipeline controllers to train in a real-world environment and engineering personnel to test system modifications before field implementation.

                        The Line 63 SCADA system was developed to operate BP's west coast pipeline system and was installed in 1994. We entered into an arrangement with BP which provides for the shared use of this system. BP provides system maintenance and a backup control center at its Vinvale Terminal facility in Southgate, California. Consolidation of the Line 63 and Line 2000 SCADA systems is currently underway. We are in the process of consolidating our pipeline control operations and we have commenced transitioning the Line 63 SCADA system to the Line 2000 SCADA system. We believe consolidation of these systems will result in significant cost savings as well as improved system performance due to the more advanced features of the Line 2000 SCADA system.

                        The AREPI pipeline SCADA system was installed in 1987 when AREPI pipeline was built. This SCADA system was upgraded in 1998. Pump stations and meter measurement points on the AREPI pipeline are linked by a combination of fiber optic and telephone communications lines for remote monitoring and control, thereby reducing our need for full-time, on-site personnel.

                        Assuming we consummate our acquisition of EPTC, we will acquire the EPTC SCADA system. The EPTC SCADA system is equipped with software that is programmed to monitor and operate the pipeline system to ensure efficient and safe handling of customer's products 24 hours a day. This system is currently located at the Dominquez Hills storage facility.

Safety and Maintenance

                        We perform preventive and normal maintenance on our pipelines and appurtenances and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of our pipelines and other assets as required by code or regulation. We inject corrosion inhibitors into our crude oil transmission pipelines to prevent internal corrosion. Cleaning and de-waxing devices, known as "pigs," are also run through our crude oil pipelines to help prohibit internal corrosion. External coatings and impressed current cathodic protection systems are used to protect against external corrosion on all trunk pipelines. We conduct all cathodic protection work in accordance with National Association of Corrosion Engineers standards. We continually monitor, test and record the effectiveness of these corrosion-inhibiting systems.

                        We monitor the structural integrity of selected segments of the pipelines through a program of periodic internal inspections using electronic "smart pigs." We started our smart pigging program in 1999. To date, we have inspected 65% of the total pipelines regulated by the Department of Transportation, or DOT, in California. We anticipate spending approximately $1.0 million per year on Line 2000 and Line 63 to comply with these regulations. Our engineers conduct a detailed review of the inspection data and make repairs as required to ensure the integrity of the pipelines. We have developed an integrity management program in accordance with DOT regulations for assessing our pipelines and prioritizing future smart pig runs or other approved integrity methods. Such a program ensures that damaged pipelines with higher potential risk to the environment or the public receive the highest priority in scheduling inspections or pressure tests for integrity. Our California pipelines are subject to the California Pipeline Safety Act of 1981 which requires all pipelines to undergo a hydrostatic test or smart pig inspection every five years.

                        Maintenance facilities containing equipment for pipe repairs, spare parts and trained response personnel are strategically located at our headquarters and district field offices in areas with pipeline operations. We maintain an emergency spill response team comprised of our employees, oil spill response organization personnel and industry spill response experts capable of responding to any incident involving our assets. The emergency spill response team participates in annual training exercises, including tabletop spill exercises and field spill response deployment exercises in both planned and unannounced spill scenarios in accordance with the Oil Pollution Act of 1990. We believe our pipelines have been constructed and are maintained in all material aspects in accordance with applicable federal, state and local laws and the regulations and standards prescribed by the American Petroleum Institute, the DOT and accepted industry practice.

                        Our storage facilities have emergency response actions plans, Spill Prevention Control and Countermeasure Plans, and other regulatory agency mandated plans and programs for responding to emergency events. Our pipelines have Oil Spill Contingency Plans as required by the DOT and state regulations where applicable. Our employees and contract oil spill response organizations participate in annual emergency response training as set forth in the emergency response plans. A number of the storage facilities are equipped with infrared thermal sensors, leak detection devices, motion sensors and other equipment that will signal an alarm in the Operations Control Center in the event of an abnormal operating condition such as a fire, leak, equipment failure or unauthorized entry at these facilities. Other storage facilities utilize tank level alarms, pump unit operation alarms and high\low pressure sensors to monitor facility equipment. In the event of an abnormal operating condition at these facilities, alarms will be activated at Operations Control Center and personnel will be dispatched to determine the cause of the alarm. All of our pipelines, pump stations, storage facilities and office locations participate in comprehensive environmental management and safety programs to assure compliance with applicable air, solid waste, wastewater and safety regulations.

                        The EPTC pipelines are well-maintained and have established an excellent operational performance track record. To our knowledge, there have been no in-service pipeline failures since 1980. All of EPTC's assets were constructed in accordance with applicable codes at the time of construction. Since then, all subsequent modifications and alterations have been constructed to comply with industry standards and the latest environmental requirements. Regular hydrostatic tests and electromagnetic survey inspections of the EPTC pipelines are conducted to insure that Southern California Edison is meeting current environmental standards and maintaining the highest level of reliability.

Tariff Rate Regulation

    Interstate Pipelines

                        General Federal Regulation.    Our interstate common carrier pipeline operations are subject to tariff rate regulation by the FERC under the Interstate Commerce Act. The Interstate

Commerce Act requires that tariff rates for crude oil pipelines, a category that includes crude oil and refined products (crude oil and refined products pipelines are referred to collectively as "petroleum pipelines" in this section), be just and reasonable and non-discriminatory. The Interstate Commerce Act permits challenges to proposed new or changed tariff rates by protest and challenges to tariff rates that are already on file and in effect by complaint. Upon the appropriate showing, a successful complainant may obtain damages or reparations for generally up to two years prior to the filing of a complaint.

                        The FERC is authorized to suspend the effectiveness of a new or changed tariff rate for a period of up to seven months and to investigate the rate. If upon the completion of an investigation the FERC finds that the rate is unlawful, it may require the pipeline operator to refund to shippers, with interest, any difference between the rates the FERC determines to be lawful and the rates under investigation. In addition, the FERC may order the pipeline to change its tariff rates prospectively to the lawful level. In general, and except as discussed below with respect to indexed and "grandfathered" rates, petroleum pipeline tariff rates must be cost-based, although settlement rates, which are tariff rates that have been agreed to by all shippers, are permitted, and market-based tariff rates may be permitted in certain circumstances.

                        The FERC has adopted a trended original cost methodology as the general methodology to be used in setting cost-based tariff rates for petroleum pipelines. The trended original cost methodology is similar to the depreciated original cost methodology generally used by the FERC to set rates for natural gas pipelines and electric utilities, with the primary difference being that under the trended original cost methodology, the inflation component of the petroleum pipeline's equity return is extracted from the equity return and added to the pipeline's equity rate base. The write-up is then written-off or amortized over the life of the pipeline's property, similar to the recovery of depreciation.

                        Index-Based Rates, Energy Policy Act of 1992 and Grandfathered Rates.    In October 1992, Congress passed the Energy Policy Act of 1992. The Energy Policy Act deemed interstate petroleum pipeline rates in effect for the 365-day period ending on the date of enactment of the Energy Policy Act, or that were in effect on the 365th day preceding enactment and had not been subject to complaint, protest, or investigation during the 365-day period, to be just and reasonable under the Interstate Commerce Act. These tariff rates are commonly referred to as "grandfathered rates." The Energy Policy Act provides that a grandfathered rate may not be challenged by complaint except in the following limited circumstances:

      •
      a substantial change has occurred since enactment in either the economic circumstances of the rate or the nature of the services that were a basis for the rate;

      •
      the complainant was contractually barred from challenging the rate prior to enactment of the Energy Policy Act and filed the complaint within 30 days of the expiration of the contractual bar; or

      •
      the rate is challenged as being unduly discriminatory or preferential.

                        The Energy Policy Act further required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for interstate petroleum pipelines and to streamline procedures in petroleum pipeline proceedings. On October 22, 1993, the FERC responded to the Energy Policy Act directive by issuing Order No. 561, which adopted a new rate-indexing methodology for interstate petroleum pipelines. Under the resulting regulations, effective January 1, 1995, petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to changes in the producer price index for finished goods, minus one percent. Tariff rate increases made under the index will be subject to protest, but the scope of the protest proceeding will be limited to an inquiry into whether the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. The rate-indexing methodology is applicable to any existing tariff rate, whether grandfathered or whether established after enactment of the Energy Policy Act.

                        In Order No. 561, the FERC said that as a general rule pipelines must utilize the indexing methodology to change their tariff rates. Indexing includes the requirement that, in any year in which the index is negative, pipelines must file to lower their rates if they would otherwise be above the reduced ceiling. However, the pipeline is not required to reduce its grandfathered rates below the level deemed just and reasonable under the Energy Policy Act. Under the indexing regulations, a pipeline can request a rate increase that exceeds index levels under a cost-of-service approach only after establishing a substantial divergence between the actual costs experienced by the pipeline and the rate resulting from application of the index. The FERC also retained market-based rates and settlement rates as alternatives to indexing and the cost-of-service approach in certain specified circumstances.

                        The FERC indicated in Order No. 561 that it would assess every five years how the rate-indexing method was operating. The FERC conducted the first of such assessments in 2000. In an order issued December 14, 2000, the FERC concluded the existing index has closely approximated the actual cost changes in the petroleum pipeline industry and that use of the rate index continues to satisfy the mandates of the Energy Policy Act. The Association of Oil Pipe Lines petitioned for judicial review of that decision to the U.S. Court of Appeals for the District of Columbia Circuit, or D.C. Circuit, arguing that the annual adjustment should be based on the full producer price index, without the one percentage point deduction. On March 1, 2002, the D.C. Circuit found that the FERC had not provided adequate justification for retention of the existing rate-index and remanded the case to the FERC for further proceedings. We cannot predict what actions the FERC will take on remand or how this could affect our interstate pipeline rates.

                        Recent Developments Regarding Petroleum Pipeline Rates.    Another development affecting petroleum pipeline ratemaking arose in Opinion No. 397, involving Lakehead Pipe Line Company, L.P., a partnership that operates a crude oil pipeline. In Opinion No. 397, the FERC concluded that Lakehead was entitled to include in calculating its rates an income tax allowance only with respect to the portion of its earnings that are allocated to its partners that are corporations, rationalizing that income allocated to other partners would be subject only to one level of taxation. The parties subsequently settled the case, so there was no judicial review of the FERC's decision.

                        Two other FERC proceedings, both involving SFPP, L.P., could result in changes to the FERC's decision in Opinion No. 397 regarding the income tax allowance, as well as to other elements of the FERC's rate methods for petroleum pipelines. SFPP is a publicly traded limited partnership engaged in the transportation of petroleum products. In the first proceeding, the FERC issued Opinion No. 435 in which, among other things, affirmed Opinion No. 397's determination that there should not be a corporate income tax allowance built into a petroleum pipeline's rates for income attributable to noncorporate partners. Several parties sought rehearing of various issues addressed in Opinion 435, including its decision on the income tax allowance issue. The FERC addressed the requests for rehearing in Opinion No. 435-A, issued on May 17, 2000, in Opinion No. 435-B, issued on September 13, 2001, and in a November 7, 2001 order. One party has now sought rehearing of the November 7, 2001 order. Several parties to the case have filed for judicial review before the D.C. Circuit of one or more of the FERC's decisions in this proceeding. Such review will await a FERC order on the request for rehearing of the November 7, 2001 order. The ultimate outcome of the income tax allowance issue and other questions that are considered on review could have an adverse effect on our pipeline rates.

                        The second proceeding involving SFPP, involves, among other issues, shippers' challenges to SFPP rates that were grandfathered under the Energy Policy Act. A hearing before a FERC administrative law judge commenced in this proceeding in October 2001. An initial decision by the administrative law judge is expected in 2002. We cannot predict at this time what effect this proceeding will have on the ability of parties to challenge grandfathered rates.

                        Our Pipelines.    The FERC generally has not investigated interstate rates on its own initiative when those rates have not been the subject of a protest or a complaint by a shipper. A shipper or other party having a substantial economic interest in our rates could, however, challenge our rates. In response to such challenges, the FERC or a state regulatory commission could investigate our rates. To the extent that a complainant challenged an interstate rate that is grandfathered under the Energy Policy Act, the complainant would have to first demonstrate a substantial change since the date of enactment of the Act, in either the economic circumstances or the nature of the service that formed the basis for the rate. A complainant could assert that the creation of the partnership itself constitutes such a change, an argument that has been raised in the second SFPP proceeding discussed above, but which has not been specifically addressed by the FERC. If the FERC were to find a substantial change in circumstances, then the existing rates could be subject to detailed review. Upon such review, the FERC could inquire into all costs that underlie the rates being charged, including operating expenses, the allocation of overhead costs, capital structure and rate of return and allowance for federal and state income taxes. If our rates were successfully challenged, the amount of cash available for distribution to unitholders could be materially reduced.

    Intrastate Pipelines

                        California.    The CPUC regulates the tariffs we charge shippers on Line 2000 and the Line 63 system. Line 63 has a cost-based rate regulation and Line 2000 has a market-based regulation.

                        Cost-based rates are calculated by determining our revenue requirement, which is based on the sum of (1) forecasted costs of operating and maintaining the pipeline and associated administrative and general costs during a test year period, (2) depreciation, (3) a return (i.e. the authorized rate of return) on the depreciated, historical capital investment and capital additions in the pipeline facilities and (4) the associated taxes. To establish a unit transportation rate, the revenue requirement is allocated across the test year's forecasted throughput. Generally, to change rates, the pipeline must show that there will be a change in its costs of operation or that its rate base (i.e. its capital investment) has or will change during the test year or that the cost of capital associated with its return on investment has changed, either because of a change in risk or in the cost of capital in general, or that there will be a change in throughput. To change rates, the pipeline must file a rate case application that is subject to review by the CPUC. A rate filing may be protested and set for hearing. Once the CPUC reviews the application and determines a revenue requirement, the revenue requirement is converted into a rate per barrel of forecasted throughput.

                        Market-based rates, on the other hand, are not dependent on the pipeline's operating costs or investment, or forecasted throughput. Rather, within certain limits, the pipeline is free to file for negotiated rates or rates based on its perception of what the market will bear. To qualify for market-based rates, the pipeline has to demonstrate to the CPUC that there is competition in the market it serves and that it does not have market power. The CPUC may put certain limits on the number of rate changes that can be made during the course of a year or on the percentage increase in rates that can occur in any one year. A pipeline with market-based rates must still make a filing with the CPUC to modify its rates, but this is usually done through an advice filing. The advice filing can be protested and set for hearing, but the grounds for protest should be more limited than for cost-based rate filings since the CPUC has previously granted market-based rate authority to the pipeline. A market-based pipeline, such as Line 2000, does not have an approved rate base, an authorized rate of return on its investment or an approved operation and maintenance or administrative and general cost calculation. A market-based pipeline assumes the risk of changes in its throughput.

                        Under either cost-based or market-based ratemaking, the pipeline must give the CPUC and its shippers at least 30-days notice of the proposed change in rates. For pipelines that are regulated on a cost of service basis, such as the Line 63 system, this notice may require the filing of a formal rate application; for pipelines, such as Line 2000, with market-based rate authority, this notice frequently is in the form of an advice filing. So long as an increase in rates does not exceed 10 percent in any 12-month period, upon expiration of the 30-day notice period the pipeline is permitted to change rates and to use those rates prior to CPUC approval, unless the CPUC suspends the rate change and its use. By law, the CPUC is allowed to suspend a proposed change in rates for an additional 30-day period following the expiration of the 30-day notice period. After that, the pipeline is allowed to put the proposed rates into effect, but must refund with interest any portion of a rate change that is subsequently disallowed by the CPUC. A pipeline with either cost-based or market-based rates may file for a rate increase that exceeds 10 percent per 12 month period, but it is not allowed to put the rates into effect prior to the CPUC approving the change.

                        The CPUC, on its own initiative or at the urging of a shipper or interested party, may commence its own proceeding to change or reduce rates or alter the terms and conditions of service. In addition, the legislature or the CPUC may modify ratemaking methodologies with resulting tariffs that generate lower revenues and cash flow.

                        EPTC has been authorized market-based ratemaking authority. In Decision 94-10-044, which authorized Southern California Edison Company to utilize its fuel oil pipeline facilities for services to third parties, the CPUC authorized Southern California Edison and its EPTC division to negotiate and execute contracts with customers for pipeline transportation, storage and other utility services. In addition, the CPUC agreed that EPTC was not required to submit such contracts for prior CPUC review or to make such contracts available for public inspection. In the joint application to the CPUC that we filed with Southern California Edison on March 22, 2002 for authority to implement the sale of the EPTC fuel oil pipeline and station facilities, we requested that the CPUC allow us to continue the same type of market-based ratemaking authority that it had authorized for EPTC. However, at this time, we cannot assure you that the CPUC will do so.

                        Montana.    The portion of the Western Corridor system located in Montana is exclusively an interstate pipeline system, transporting Canadian crude oil. As such, it is not subject to the jurisdiction of the Montana Public Service Commission.

                        Wyoming.    The Wyoming Public Service Commission regulates the tariffs and crude oil transportation rates charged for intrastate deliveries on Big Horn pipeline of the Western Corridor system and the Salt Lake City Core system. These tariffs are primarily cost-based, but free-market and competitive factors can influence the tariffs as well.

                        Cost-based rates are calculated by determining the sum of (1) the forecasted cost of operating and maintaining the pipeline and associated administrative and general costs, (2) a return on the capital investment in the pipeline facilities (i.e. authorized rate of return) and (3) a recovery of such capital investment (i.e. depreciation). Since Big Horn Pipeline operates in a competitive environment, the rates of competing pipelines can influence the rates charged on Big Horn pipeline, usually in a downward fashion.

                        Colorado.    We intend to operate the portion of the Salt Lake City Core system located in Colorado as a common carrier interstate pipeline system, transporting third-party shippers' crude oil to Salt Lake City and making no deliveries in Colorado. As such, the Salt Lake City Core system is not subject to the jurisdiction of the Colorado Public Utilities Commission.

                        Utah.    The Salt Lake City Core system does make intrastate crude oil deliveries. However, Utah law does not regulate intrastate oil pipeline operations as public utilities.

Operations and Safety Regulation

                        Our facilities are subject to extensive operational and safety regulation. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil industry and its individual participants. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil industry increases our cost of doing business and, consequently, affects our profitability. However, we do not believe that we are affected in a significantly different manner by these regulations than our competitors. Due to the myriad and complex federal and state statutes and regulations, which may affect us, directly or indirectly, the following discussion of certain statutes and regulations should not be relied upon as an exhaustive review of all regulatory considerations affecting our operations.

                        Our pipelines are subject to regulation by the U.S. Department of Transportation or DOT, under the Hazardous Liquids Pipeline Safety Act of 1979, as amended, or HLPSA, relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The HLPSA requires pipeline operators to comply with regulations issued pursuant to HLPSA, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation.

                        The Pipeline Safety Act of 1992, or Pipeline Safety Act, amends the HLPSA in several important respects. It requires the Research and Special Programs Administration, or RSPA, of the DOT to consider environmental impacts, as well as its traditional public safety mandate, when developing pipeline safety regulations. In August 2000, the DOT adopted pipeline operator qualification rules requiring minimum qualification requirements for personnel performing operator and maintenance on hazardous liquid pipelines. The DOT has also approved regulations that require operators of pipelines in High Consequence Areas, such densely populated or ecologically sensitive areas, to conduct risk assessments, utilize internal inspection devices or perform hydrotesting to assess pipeline integrity, and facilitate changes in operation and maintenance procedures to reduce the risk of public safety and environmental impacts. Legislation that would increase the stringency of federal pipeline safety requirements is currently pending before the U.S. Congress.

                        States are largely preempted by federal law from regulating pipeline safety but may assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. Some of the states in which we operate, including California, have assumed such responsibility for intrastate pipelines. Our trucking operations are also subject to safety and permitting regulation by the DOT and state agencies with regard to the safe transportation of hazardous and other materials by motor vehicle. We believe that our pipeline and trucking operations are in substantial compliance with applicable operational and safety requirements. Nevertheless, significant expenses could be incurred in the future if additional safety measures are required or if safety standards are raised and exceed the capabilities of our current pipeline control system or other safety equipment.

Environmental Regulation

    General

                        Our operations are subject to complex federal, state, and local laws and regulations relating to the protection of health and the environment, including laws and regulations which govern the handling and release of crude oil and other liquid hydrocarbon materials. As with the petroleum industry in general, complying with current and anticipated environmental laws and regulations increases our overall cost of doing business, including our capital costs to construct, maintain, and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we believe that they do not affect our competitive position since the operations of our competitors are similarly affected.

                        In addition to compliance costs, violations of environmental laws or regulations can result in the imposition of significant administrative, civil and criminal fines and penalties and, in some instances, injunctions banning or delay certain activities. We believe that our operations are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change at the federal, state and local levels, and the clear trend is to place increasingly stringent limitations on activities that may affect the environment. Therefore, we are unable to predict the ongoing cost of complying with these laws and regulations or their future impact on our operations.

                        There are also risks of accidental releases into the environment associated with our operations, such as leaks or spills of crude oil or hazardous substances from our pipelines or storage facilities. Such accidental releases could, to the extent not insured, subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for any related violations of environmental laws or regulations.

                        Although we are entitled in certain circumstances to indemnification from third parties for environmental liabilities relating to assets that we acquired from those parties, these contractual indemnification rights are limited and, accordingly, we may be required to bear substantial environmental expenses.

    Air Emissions

                        Our operations are subject to the federal Clean Air Act and comparable state and local statutes. Amendments to the Clean Air Act enacted in 1990, as well as recent or soon to be adopted changes to state implementation plans implementing those amendments, require or will require most industrial operations in the United States to make capital expenditures in order to meet air emission control standards developed by the U.S. Environmental Protection Agency, or the EPA, and state environmental agencies. As a result of these amendments, our facilities are subject to increasingly stringent air emissions regulations, including requirements that some facilities install maximum or best achievable control technologies to reduce or eliminate regulated emissions. We anticipate, therefore, that we will incur certain capital expenses in the next several years for air pollution control equipment in connection with maintaining existing facilities and obtaining permits and approvals for new or acquired facilities. Although we can give no assurances, we believe implementation of these Clean Air Act requirements will not have a material adverse effect on our financial condition or results of operations.

                        Our customers are also subject to, and affected by, environmental regulations under the Clean Air Act and other statutes. Since the late 1990s, the EPA has undertaken significant enforcement initiatives, including an initiative under the Clean Air Act's New Source Review and Prevention of Significant Deterioration, or NSR/PSD, program in an effort to further reduce annual emissions of volatile organic compounds, nitrogen oxides, sulfur dioxide and particulate matter. This enforcement initiative has targeted industries with large manufacturing facilities that are significant sources of emissions, such as the refining, paper and pulp, and electric power generating industries. The premise of the enforcement initiative is the EPA's assertion that many facilities in these industries have modified or expanded their operations over time without complying with NSR/PSD regulations adopted by the EPA requiring permits and new emission controls in connection with any significant facility modifications or expansions that can result in emissions increases above certain thresholds. Where the EPA finds that a company has modified or expanded its operations without complying with the requirements of the NSR/PSD program, it may bring an enforcement action against the company to require installation of emissions controls that the agency deems necessary. The EPA may also seek to impose fines and penalties for failure to comply with NSR/PSD requirements. Any such enforcement actions against a significant portion of our customer base could have an adverse effect on our results of operations.

                        We are also subject to various state air emission regulations that can be more stringent than federal regulations under the Clean Air Act. For example, our California operations are subject to the California Clean Air Act, or the CCAA. Under the CCAA, the California Air Resources Board has established state ambient air quality standards and toxic air contaminants requirements that are sometimes more restrictive and broader in scope than federal requirements. The local air quality regulations also tend to be more stringent than the federal regulatory requirements in areas where air quality standards have not been achieved, such as the San Joaquin Valley and the Los Angeles area.

    Hazardous Substances and Waste Management

                        The federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA (also known as the "Superfund" law), and similar state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons, including the owners or operators of waste disposal sites and companies that disposed or arranged for disposal of hazardous substances found at such sites. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to public health or the environment at such disposal sites and to seek recovery of the costs they incur from the responsible classes of persons. Although "petroleum" is currently excluded from CERCLA's definition of a "hazardous substance," in the course of our ordinary operations we may generate some wastes that fall within the definition of a "hazardous substance." We may, therefore, be jointly and severally liable under CERCLA for all or part of any costs required to clean up and restore sites at which such wastes have been disposed. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws may apply to a broader range of substances than CERCLA and, in some instances, may offer fewer exemptions from liability. We have not received any notification that we may be potentially responsible for cleanup costs under CERCLA or similar state laws. With regard to assets acquired from ARCO, BP and EOTT, we have obtained indemnities against certain CERCLA liability for hazardous wastes disposal that occurred prior to the closing dates of the respective transactions.

                        Our operations also generate both hazardous and nonhazardous wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. We are not currently required to comply with a substantial portion of RCRA's requirements as our operations generate minimal quantities of hazardous wastes. From time to time, however, the EPA has considered making changes in nonhazardous waste standards that would result in stricter disposal requirements for these wastes, including certain crude oil wastes. Furthermore, it is possible that some of the wastes we generate that are currently classified as nonhazardous may in the future be reclassified as "hazardous wastes," which would trigger more rigorous and costly disposal requirements. Any such regulatory changes could result in an increase in our maintenance capital expenditures and operating expenses. In addition, analogous state and local laws may impose more stringent waste disposal requirements or a apply to a broader range of wastes.

    Water

                        The Federal Water Pollution Control Act, also known as the Clean Water Act, and similar state laws place strict limits on the discharge of contaminants into federal and state waters. Regulations under these laws prohibit such discharges unless authorized by and in compliance with a National Pollutant Discharge Elimination System, or NPDES, permit or an equivalent state permit. The Clean Water Act and analogous state laws allow significant penalty assessments for unauthorized releases of water pollution and impose substantial liability for the costs of cleaning up spills and leaks into the water. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities. State laws may also place restrictions and cleanup requirements on the release of pollution into groundwater. We believe that we will be able to obtain, or be covered under, any required Clean Water Act permits and that compliance with the conditions of those permits will not have a material effect on our operations.

                        The Oil Pollution Act, or OPA, was enacted in 1990 and amends parts of the Clean Water Act and other statutes as they pertain to the prevention of and response to oil spills. Under the OPA, we could be subject to strict, joint and potentially unlimited liability for removal costs and other consequences of an oil spill from our facilities into navigable waters, along shorelines or in an exclusive economic zone of the United States. The OPA also imposes certain spill prevention, control and countermeasure requirements, such as the preparation of detailed oil spill emergency response plans and the construction of dikes or other containment structures to prevent contamination of navigable or other waters in the event of an oil overflow, rupture or leak. Some states, including California, have also enacted similar laws. We believe we are in material compliance with these laws. In addition, the U.S. Department of Transportation Office of Pipeline Safety has approved our oil spill emergency response plans.

    Employee Health and Safety

                        The workplaces associated with our operations are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate worker health and safety. In addition, some states, including California and Utah, have received authorization to implement their own occupational safety and health programs in lieu of the federal program. We have an ongoing, comprehensive safety training program for our employees and believe that our operations are in material compliance with applicable occupational health and safety requirements, including general industry standards, record keeping requirements, monitoring of occupational exposure to regulated substances, and hazard communication standards.

    Endangered Species Act

                        The federal Endangered Species Act, as well as similar state laws, restrict activities that may affect threatened or endangered animal or plant species or their habitats. Some of our California facilities are located in, or pass through, areas that include or are designated as critical habitat for certain endangered species. Therefore, the Fish and Wildlife Service of the U.S. Department of the Interior has issued a Biological Opinion for Ongoing Maintenance Activities, which contains specific covenants related to our crude oil pipelines in these critical habitat areas. We believe that we are in compliance with the covenants of this opinion regarding the Endangered Species Act. The listing of additional threatened or endangered species or the designation of additional critical habitat, or other changed circumstances, however, could lead to additional costs or restrictions on our operations.

    Site Remediation

                        We own or lease a number pipelines, gathering systems and storage facilities that have been used to store or distribute crude oil for many years. While our past operating and waste disposal practices were standard for our industry at the time, historical spills and releases along or at these properties have resulted in soil and groundwater contamination in some locations. Such contamination caused by historical activities is not unusual within the petroleum pipeline industry. In addition, many of the properties we own or lease were previously operated by third parties whose handling, disposal or release of crude oil and wastes were not under our control. Therefore, we have conducted site investigations at a number of these properties to assess environmental issues, including soil and groundwater conditions. Any historical contamination found on, under or originating from our properties may be subject to CERCLA, RCRA and analogous state laws as described above. Under these laws, we could incur substantial expense to remediate any such contamination, including contamination caused by prior owners or operators. We are currently addressing soil or groundwater contamination at various properties through assessment, monitoring and remediation programs with oversight by the applicable state agencies. In the aggregate, we have estimated that the total cost of remediating these properties will be approximately $2,600,000 and, therefore, have established an accrual in that amount. There can be no guarantee, however, that the actual remediation costs or associated liabilities will not exceed this amount.

                        We could also experience future spills or releases of crude oil from our pipelines, gathering systems and storage facilities, or discover historical releases that were previously unidentified. Although we maintain an extensive inspection and maintenance program designed to prevent, detect and address such releases promptly, we could nevertheless incur significant penalties, damages and remedial liabilities arising from future spills or the discovery of previously unknown historical releases. Such liabilities could have an adverse affect on our results of operations.

Title to Properties

                        Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property. We have not received legal opinions or title insurance with respect to any of our rights-of-way. In many instances, lands over which rights-of-way have been obtained are subject to prior liens, which have not been subordinated to the right-of-way grants. We have permits, leases, license agreements and franchise ordinances from public authorities to cross over or under or to lay facilities in or along water courses, country roads, municipal streets and state highways, and in some instances, these permits are revocable at the election of the grantor. We also have license agreements from railroad companies to cross over or under railroad properties or rights-of-ways, some of which are also revocable at the grantor's election. In some cases, property on which our pipeline was built is held under long-term leases or owned in fee.

                        In some instances the above rights-of-way are revocable at the election of the landowner. We potentially have, subject to various limitations in each state in which our pipelines are located, rights to condemn private property used in connection with our common carrier pipelines, therefore mitigating some adverse impact of any existing revocation rights. For example, in California, public utility pipeline companies may condemn private property subject to certain limitations and procedures, provided, if that such condemnation is for the purpose of competing with any entity offering the same competitive services, such company must obtain CPUC approval. In Montana, condemnation rights are available to common carrier crude oil pipeline companies that file appropriate documentation with the Montana Public Service Commission, which filing could subject such companies to additional regulation. In Colorado, a corporation (and possibly other forms of entities) formed for the purpose of constructing a pipeline may acquire a right of way by condemnation, provided that the corporation conforms to statutory condemnation procedures. In Utah, condemnation rights are available on behalf of the public use of crude oil pipelines, subject to certain limitations. Under Utah law, public or private entities may acquire easements by eminent domain for crude oil pipelines in accordance with specified statutory procedures.

                        All pump station properties for the common carrier pipelines are either on land that we own in fee, on property under a long-term lease or, in at least one case, held under a Special Use Permit from the United States Forest Service. Our headquarters are located on a 27.50-acre property in Long Beach that we own in fee. Crude oil storage tanks, southern district maintenance facilities and warehouse space are also located on this property. Our northern district offices and maintenance facility is located in Bakersfield, California, in a 15,000 square foot combination office space/warehouse building, occupied pursuant to a long-term lease.

                        Our general partner believes that we have satisfactory title or other right to all of our material assets. Title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, and minor easements, restrictions, and other encumbrances to which the underlying properties were subject at the time of acquisition by our predecessor or us. However, our general partner believes that none of these burdens will materially detract from the value of these properties or from our interest in these properties or will materially interfere with their use in the operation of our business.

Employees and Labor Relations

                        We do not have any employees. Our general partner employs persons to provide direct support to our operations. We reimburse our general partner for the services of its employees. Our general partner employs approximately 200 employees who directly support our operations. Upon completion of the BP Rocky Mountain acquisition, we added 75 employees. None of our general partner's employees or our subsidiaries' employees are subject to a collective bargaining agreement. Our general partner considers its employee relations to be good.

Legal Proceedings

                        In January and February of 2001, Big West Oil Company, or Big West, and Chevron Products Company, or Chevron, filed complaints challenging rates contained in joint tariffs to which Frontier pipeline and AREPI pipeline are participating joint carriers and to rates contained in local tariffs filed by Frontier pipeline and AREPI pipeline. The joint tariffs challenged by Big West and Chevron, or complainants, are filed by Express Pipeline Partnership, or Express, for joint movements on four connecting carriers: Express, from the Canadian border to Casper, Wyoming; Frontier pipeline, from Casper to Evanston Station, Wyoming, or Frontier Station, Utah; AREPI pipeline, from Evanston Station or Frontier Station, to Kimball Junction, Utah; and Chevron Pipe Line Company, from Kimball Junction to Salt Lake City, Utah. The complainants challenged only the Frontier pipeline and AREPI pipeline 'portions' of the joint tariffs.

                        In January 2002, Frontier pipeline reached a partial settlement with the complainants under which Frontier pipeline agreed, among other things, to publish reduced local rates, not to index these rates for a period of years and to pay the complainants reparations for movements on Frontier pipeline's local rates for the past. The claim for reparations relating to Frontier's portion of the pre-complaint joint tariffs remains to be decided by the FERC, but Frontier pipeline and the complainants have stipulated to the rates to be used to calculate such reparations, if any, are determined by the FERC to be owing.

                        The complaints by Big West and Chevron regarding AREPI pipeline's rates have also been resolved by a settlement agreement in which AREPI has agreed, among other things, to reduce its local rate and to pay reparations for past movements on the local rate and the rates contained in the joint tariffs published by Express.

                        Although we may, from time to time, be involved in other litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any other legal proceedings, the resolution of which we expect to have a material adverse effect on our business, financial condition or results of operations. In addition, we are not aware of any legal or governmental proceedings against us, or contemplated to be brought against us, under the various environmental protection statutes to which we are subject. Please read "Business—Environmental Regulation" above for a more complete discussion of our material environmental obligations.

MANAGEMENT

Management of Pacific Energy Partners

                        Pacific Energy GP, Inc., our general partner, will manage our operations and activities on our behalf. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to the unitholders, although the scope of this duty will be limited by our limited partnership agreement. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations on a non-recourse basis.

                        At least two members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates and must meet the independence and experience standards to serve on an audit committee of a board of directors established by the New York Stock Exchange. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, the members of the conflicts committee will also serve on an audit committee which will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. The members of the conflicts committee will also serve on the compensation committee, which will oversee compensation decisions for the officers of the general partner as well as the compensation plans described below.

                        The New York Stock Exchange rules require our general partner's board of directors to appoint a minimum of three independent directors within three months of the listing of our common units on the New York Stock Exchange. As indicated below, the members of our general partner's board of directors have appointed two of the three independent directors. The board of directors will appoint the third independent director within three months of the listing of our common units. The three newly appointed members will serve as the initial members of our general partner's audit and compensation committees.

                        We are managed and operated by the directors and officers of Pacific Energy GP, Inc., our general partner. All of our operational personnel will be employees of our general partner. The officers of Pacific Energy GP, Inc. will spend substantially all of their time managing our business and affairs. Our non-executive directors will devote as much time as they deem necessary to prepare for and attend board of directors and committee meetings.

Directors and Executive Officers of the General Partner

                        The following table shows information for the directors and executive officers of Pacific Energy GP, Inc. Executive officers and directors are elected for one-year terms.

Name	Age	Position with the General Partner
Douglas L. Polson	60	Chairman of the Board of Directors
Philip F. Anschutz	62	Director
Craig D. Slater	44	Director
Clifford P. Hickey	42	Director
Jim E. Shamas	68	Director
Robert F. Starzel	61	Director
Irvin Toole, Jr.	60	President, Chief Executive Officer and Director
David E. Wright	57	Executive Vice President, Corporate Development and Marketing and Director
Arthur G. Diefenbach	51	Vice President, Operations and Technical Services—West Coast
Jesse G. Metcalf	57	Vice President, Operations and Technical Services—Rocky Mountains
Gary L. Zollinger	53	Vice President, Marketing and Business Development—Rocky Mountains
Kevin R. Lee	33	Vice President, Crude Oil Marketing
John D. Cook	55	Controller
Lynn T. Wood	50	Vice President, General Counsel and Secretary

                        Douglas L. Polson was elected Chairman of the Board of Directors in December 2001. He has been Chairman of the Board of Directors of Pacific Energy Group LLC since August 2001 and Chairman of the Members Committee of Pacific Pipeline System LLC since July 1999. Mr. Polson has served as Vice President and a director of The Anschutz Corporation and Anschutz Company for more than five years. Mr. Polson has served on the boards of directors of Southern Pacific Rail Corporation from 1988 to 1996 and Qwest Communications International, Inc. from February 1997 to 2000.

                        Philip F. Anschutz was elected to the Board of Directors in December 2001. Mr. Anschutz has served as the Chairman of the Board of Directors of The Anschutz Corporation, which he founded in 1965, and Anschutz Company for more than the last five years. He has been a director and non-executive Chairman of the Board of Directors of Qwest Communications International, Inc. since February 1997, and a director of Forest Oil Corporation since 1995. Mr. Anschutz was the Chairman of Southern Pacific Rail Corporation until it was acquired by Union Pacific Corporation in 1996 and has served as a director and Vice Chairman of Union Pacific thereafter.

                        Craig D. Slater was elected to the Board of Directors in December 2001. He has served as a director of Pacific Energy Group LLC since August 2001 and as a representative on the Pacific Pipeline System LLC Members Committee from July 1999 to August 2001. Mr. Slater has served as President of Anschutz Investment Company since 1997 and as Executive Vice President of Anschutz Company since April 1999 and The Anschutz Corporation since May 1999. Mr. Slater served as Vice President of Acquisition and Investments of both The Anschutz Corporation and Anschutz Company from August 1995 until May and April 1999, respectively. He currently serves on the boards of directors of Qwest Communications International, Inc., United Artists Theatre Company and Forest Oil Corporation.

                        Clifford P. Hickey was elected to the Board of Directors in March 2002. He has served as Vice President of Anschutz Investment Company since July 1999. From July 1998 to June 1999 he served as a Director in the Energy Group of Prudential Securities. From January 1993 through June 1998, he served as a Vice President of Enron Capital and Trade Resources.

                        Jim E. Shamas was elected to the Board of Directors in December 2001. He served as a director of Pacific Energy Group LLC from August 2001 to March 2002 and as a representative on the Pacific Pipeline System LLC Members Committee from May 1999 to August 2001. From September 1994 to January 1999, Mr. Shamas was President of Rooney Engineering, Inc. and Interwest Group, Inc. Prior to that, he served as President of Texaco Trading and Transportation Inc. from 1984 to August 1994. Mr. Shamas has served as a director of Rooney Engineering, Inc. since September 1994.

                        Robert F. Starzel was elected to the Board of Directors in March 2002. Mr. Starzel is the Senior Representative of the Chairman of the Union Pacific Corporation. Mr. Starzel served as Senior Vice President of Union Pacific Corporation from May 1998 to September 2000 and as Vice President of Union Pacific Railroad Company from September 1996 to April 1998. Mr. Starzel served as Vice Chairman of Rio Grande Industries from October 1994 to 1998 and Southern Pacific Rail Corporation from 1994 to September 1996.

                        Irvin Toole, Jr. was elected President, Chief Executive Officer and director in December 2001. He has been President, Chief Executive Officer and director of Pacific Energy Group LLC since August 2001 and has been President, Chief Executive Officer and a representative on the Members Committee of Pacific Pipeline System LLC since July 1999 and President and Chief Executive Officer of its predecessor since June 1998. Mr. Toole joined Pacific Energy Group LLC in June 1998 after having served as Chairman, President and Chief Executive Officer of Santa Fe Pacific Pipelines, Inc., the general partner of Santa Fe Pacific Pipeline Partners, L. P., from September 1991 to April 1998.

                        David E. Wright was elected Executive Vice President, Corporate Development & Marketing and director in December 2001. He has been Executive Vice President, Corporate Development & Marketing and director of Pacific Energy Group LLC since August 2001 and Executive Vice President Corporate Development and Marketing of Pacific Pipeline System LLC since June 2001. Mr. Wright joined Pacific Energy Group LLC in June 2001 after having served as Vice President, Distribution West of Tosco Refining Company from March 1997 to June 2001. From October 1995 to March 1997, Mr. Wright served as Vice President, Pipelines for GATX Terminals Corporation.

                        Arthur G. Diefenbach was elected Vice President, Operations and Technical Services—West Coast in March 2002. He has been Vice President, Operations & Technical Services of Pacific Energy Group LLC since August 2001 and Vice President, Operations & Technical Services of Pacific Pipeline Systems LLC since July 1999. Mr. Diefenbach joined Pacific Energy Group LLC in July 1999 after having served as Manager, Western Region of ARCO Pipe Line Company from August 1998 to July 1999 and as Superintendent, Operations of ARCO Pipe Line Company from January 1990 to August 1998.

                        Jesse G. Metcalf was elected Vice President, Operations and Technical Services—Rocky Mountains in March 2002. From 2000 to March 2002, Mr. Metcalf served as Vice President, Anschutz Ranch East Pipeline, Anschutz Marketing and Transportation and Anschutz Wahsatch Gathering System. Prior to that, he served as Manager, Operations from 1987 to 2000. From 1982 to 1987, Mr. Metcalf served as Field Supervisor, Exploration and Production for The Anschutz Corporation.

                        Gary L. Zollinger was elected Vice President, Marketing and Business Development—Rocky Mountains in March 2002. From 2001 to March 2002, Mr. Zollinger served as President of Crossing Associates LLC. From 1998 to 2001, he served as Vice President of North American Consulting Group LLC. From 1993 to 1997, Mr. Zollinger served as Vice President and General Manager for Transportation Services of Total Petroleum, Inc.

                        Kevin R. Lee was elected Vice President, Crude Oil Marketing in March 2002. He has served as Vice President, Crude Oil Marketing for Pacific Marketing and Transportation LLC since July 2001. Prior to joining Pacific Marketing and Transportation LLC in July 2001, Mr. Lee served as Director, West Coast Crude Oil from November 1997 to June 2001 and as Manager, Crude Oil Blending and Supply from January 1995 to November 1997 for EOTT Energy Operating Partnership.

                        John C. Cook was elected Controller in March 2002. He has been Controller for Pacific Energy Group LLC since August 2001 and Controller for Pacific Pipeline System LLC since February 2000. Mr. Cook joined Pacific Pipeline System LLC in February 2000 after having served as Senior Management Consultant from 1998 to 2000, Manager, Vendor Auditing from 1997 to 1998, and Manager, Financial Accounting & Reporting from 1994 to 1997 for ARCO Products Company.

                        Lynn T. Wood was elected Vice President, General Counsel and Secretary in March 2002. He has been Vice President of Pacific Energy Group LLC since August 2001, Vice President of Pacific Pipeline System LLC and its predecessor since October 1998 and Secretary since October 1996. Mr. Wood has been Secretary and Assistant General Counsel of Anschutz Company and The Anschutz Corporation since October 1996.

Reimbursement of Expenses of the General Partner

                        Our general partner will not receive any management fee or other compensation for its management of our partnership. However, our general partner and its affiliates will be reimbursed for all expenses incurred by them on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to us and all other expenses necessary or appropriate to the conduct of our business and allocable to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Executive Compensation

                        We as well as our general partner were formed in 2002. Accordingly, our general partner paid no compensation to its directors and officers with respect to the 2001 fiscal year. We have not accrued obligations with respect to management incentives or benefits for the directors and officers with respect to the 2001 fiscal year. Officers and employees of our general partner may participate in employee benefit plans and arrangements sponsored by our general partner, including plans that may be established by the general partner in the future.

Compensation of Directors

                        No additional remuneration will be paid to officers or employees of our general partner who also serve as directors. Our general partner anticipates that each independent director will receive compensation for attending meetings of the board of directors as well as committee meetings. The amount of compensation to be paid to the independent directors has not yet been determined. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.

Employment Agreements

                        The executives who are subject to employment agreements will also participate in the long-term incentive plan and short-term incentive plan of the general partner described below with other members of management. They will also be entitled to participate in the other employee benefit plans and programs that the general partner provides for its employees.

Long-Term Incentive Plan

    General

                        The general partner intends to adopt a long-term incentive plan for employees and directors of the general partner who perform services for us. The summary of the proposed long-term incentive plan contained below does not purport to be complete, but outlines its material provisions.

                        The long-term incentive plan will be administered by the compensation committee of the general partner's board of directors. Annual grant levels for designated employees will be recommended by the chairman and by the chief executive officer of the general partner, subject to the review and approval of the compensation committee. The compensation committee will determine the annual grant level for directors. We will reimburse the general partner for all payments made pursuant to the programs described below. Grants may be made either of restricted units, which are "phantom" units that entitle the grantee to receive a common unit or an equivalent amount of cash upon the vesting of a phantom unit, or options to purchase common units. Common units to be delivered upon the vesting of restricted units or to be issued upon exercise of a unit option will be acquired by the general partner in the open market at a price equal to the then-prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from Anschutz or any other third party, including units newly issued by us, or units already owned by the general partner, or any combination of the foregoing. The general partner will be entitled to reimbursement by us for the cost incurred in acquiring these common units or in paying cash in lieu of common units upon vesting of the restricted units. If we issue new common units upon vesting of the restricted units or exercise of the unit options instead of purchasing them, the total number of common units outstanding will increase. The aggregate number of units permitted to be granted under the long-term incentive plan is 1,250,000.

    Restricted Units

                        A restricted unit is a "phantom" unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the value of a common unit. At the time of the closing of this offering, we expect to grant an aggregate of approximately 125,000 restricted units to employees and directors of the general partner. In the future, the compensation committee may determine to make additional grants under the plan to employees and directors containing such terms as the compensation committee shall determine under the plan. The compensation committee will determine the period over which restricted units granted to employees and directors will vest. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control of Pacific Energy Partners or the general partner.

                        If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units may be common units acquired by the general partner in the open market, common units already owned by the general partner, common units acquired by the general partner directly from us or any other person or any combination of the foregoing. The general partner will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units upon vesting of the restricted units, the total number of common units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution equivalent rights with respect to restricted units.

                        We intend the issuance of the common units upon vesting of the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

    Unit Options

                        The long-term incentive plan currently permits the grant of options covering common units. In the future, the compensation committee may determine to make grants under the plan to employees and directors containing such terms as the committee shall determine. Unit options will have an exercise price that may not be less than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change in control of Pacific Energy Partners or the general partner or upon the achievement of specified financial objectives.

                        Upon exercise of a unit option, the general partner will acquire common units in the open market or directly from us or any other person or use common units already owned by the general partner, or any combination of the foregoing. The general partner will be entitled to reimbursement by us for the difference between the cost incurred by the general partner in acquiring these common units and the proceeds received by the general partner from an optionee at the time of exercise. Thus, the cost of the unit options will be borne by us. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and the general partner will pay us the proceeds it received from the optionee upon exercise of the unit option. The unit option plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of common unitholders.

Short-Term Incentive Plan

                        The general partner has adopted Pacific Energy Group LLC's Annual Incentive Compensation Plan. This short-term incentive plan is designed to enhance the performance of the general partner's employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each fiscal year. The board of directors of the general partner may amend or change the management incentive plan at any time. We will reimburse the general partner for payments and costs incurred under the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                        The following table sets forth the beneficial ownership of units of Pacific Energy Partners that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of more than 5% of the units, by directors of our general partner, by each named executive officer and by all directors and executive officers of the general partner as a group.

Name of Beneficial Owner	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Units to be Beneficially Owned
The Anschutz Corporation(1)	1,365,000	16.4%	10,465,000	49%	55.4%
Pacific Energy GP, Inc.(2)	1,365,000	16.4%	10,465,000	49%	55.4%
Douglas L. Polson(3)	—	—	—	—	—
Philip F. Anschutz(3)	—	—	—	—	—
Craig D. Slater(3)	—	—	—	—	—
Clifford P. Hickey(3)	—	—	—	—	—
Jim E. Shamas(3)	—	—	—	—	—
Robert F. Starzel(3)	—	—	—	—	—
Irvin Toole, Jr.(3)	—	—	—	—	—
David E. Wright(3)	—	—	—	—	—
Arthur G. Diefenbach(3)	—	—	—	—	—
Jesse G. Metcalf (3)	—	—	—	—	—
Gary L. Zollinger (3)	—	—	—	—	—
Kevin R. Lee (3)	—	—	—	—	—
John D. Cook(3)	—	—	—	—	—
Lynn T. Wood(3)	—	—	—	—	—
All directors and executive officers as a group (14 persons)(3)	—	—	—	—	—

(1)
The address of The Anschutz Corporation is 555 17th Street, Suite 2400, Denver, Colorado 80110. The Anschutz Corporation is the ultimate parent company of Pacific Energy GP, Inc. and may, therefore, be deemed to beneficially own the units held by Pacific Energy GP, Inc.

(2)
The address of Pacific Energy GP, Inc. is 5900 Cherry Avenue, Long Beach, California, 90805-4408.

(3)
In each instance a "—" indicates that the individual or group does not own any units.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                        After this offering, our general partner will own 1,365,000 common units and 10,465,000 subordinated units, representing a 55.4% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us. Our general partner's ability, as general partner, to manage and operate us and its ownership of a 55.4% limited partner interest in us, effectively gives it the ability to veto some of our actions and to control our management.

Distributions and Payments to the General Partner and its Affiliates

                        The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Pacific Energy Partners. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage
The consideration received by our general partner and its affiliates for the contribution of assets and liabilities to us	•	1,365,000 common units;
	•	10,465,000 subordinated units;
	•	2% general partner interest in Pacific Energy Partners;
	•	the incentive distribution rights;
	•	approximately $121.2 million from the proceeds of the issuance of the senior notes.
Operational Stage
Distributions of available cash to our general partner
We will generally make cash distributions 98% to the unitholders, including our general partner, as holder of an aggregate of 1,365,000 common units and all of the subordinated units, and 2% to the general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, and its general partner, as holder of the incentive distribution rights, interest, will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive distributions of approximately $800,000 on its 2% general partner interest and approximately $21.9 million on its common units and subordinated units.

Reimbursements to our general partner and its affiliates	Our general partner will be entitled to reimbursement for all expenses it incurs on our behalf, including salaries and employee benefit costs for its employees who provide services to us, and all other necessary or appropriate expenses allocable to us or reasonably incurred by our general partner in connection with operating our business. Please read "The Partnership Agreement—Reimbursement of Expenses." Our general partner has sole discretion in determining the amount of these expenses.
Withdrawal or removal of our general partner
If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of the General Partner."
Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

                        We and other parties have entered into or will enter into the various documents and agreements that will effect the transactions, including the vesting of assets in, and the assumption of liabilities by, our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and we cannot assure you that they, or that any of the transactions which they provide for, will be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

                        Upon the closing of this offering, we will enter into an omnibus agreement with Anschutz and our general partner that will address the following matters:

      •
      Anschutz's and its affiliates' agreement not to compete with us under certain circumstances; and

      •
      an indemnity by Anschutz for certain environmental liabilities.

    Noncompetition

                        Anschutz will agree, and will cause its affiliates to agree, for so long as Anschutz controls our general partner, not to engage in, whether by acquisition or otherwise, the business of transportation of crude oil by pipeline in the United States for any third parties or crude oil storage and terminalling activities in the United States for any third parties. This restriction will not apply to:

      •
      any other businesses of Anschutz or its subsidiaries, including without limitation gathering or marketing activities;

      •
      any activities performed by Anschutz or its subsidiaries primarily in connection with oil and gas properties owned jointly by Anschutz or its subsidiaries with other parties;

      •
      the business activities of certain public and private companies in which Anschutz or its subsidiaries hold an ownership interest;

      •
      any business owned by Anschutz or its subsidiaries on the closing of this offering, including any capital improvements, replacements or direct expansions of these businesses;

      •
      any business that Anschutz or any of its subsidiaries acquires or constructs that has a fair market value of less than $10.0 million for any particular transaction and less than $50 million on an aggregate basis within the preceding 12-month period;

      •
      any business that Anschutz or any of its subsidiaries acquires or constructs that has a fair market value of $10.0 million or greater for any particular transaction or $50 million or greater on an aggregate basis within the preceding 12-month period, in each case if we have been offered the opportunity to purchase the business for fair market value and we decline to do so with the approval of our conflicts committee; and

      •
      any business that Anschutz or any of its subsidiaries acquires or constructs if we have agreed with Anschutz or any of its subsidiaries in advance, with the approval of our conflicts committee, on the amount and nature of consideration, closing date and other terms upon which we will acquire the business from Anschutz or its subsidiaries after the acquisition or construction of the business by Anschutz or its subsidiaries.

                        In addition, the limitations on the ability of Anschutz and its affiliates to compete with us may terminate upon a change of control of Anschutz.

    Indemnification

                        Under the omnibus agreement, Anschutz will indemnify us for three years after the closing of this offering against unknown environmental liabilities associated with the operation of the assets contributed to us by Anschutz and occurring before the closing date of this offering. This indemnity will be limited to a maximum of $10 million and will be subject to a $1 million aggregate deductible.

Other Related Party Transactions

                        The general and administrative expenses incurred by our general partner in connection with the operation of the Wahsatch gas gathering system, which is owned by Anschutz, will not be charged to us. Rather, our general partner will charge Wahsatch for the direct expenses incurred in connection with the operation of this system and the system will pay us a management fee.

                        In 1999, a subsidiary of Anschutz provided various project-related services to Pacific Pipeline System LLC, for which it charged $330,000. Another subsidiary of Anschutz is a shipper on our California pipeline system and is charged published tariff rates. This subsidiary was billed $246,000 in 2001, $3,271,000 in 2000 and $604,000 in 1999. The amounts included in accounts receivable at December 31, 2001, 2000 and 1999 were $75,000, $640,000 and $604,000.

                        Pursuant to an easement agreement, Union Pacific Corporation, or UPC, provides us with access to its right-of-way for a portion of Line 2000 in return for an annual fee. We paid UPC fees due under this agreement of $4,004,000, $3,926,000, and $3,958,000 in 2001, 2000, and 1999. Anschutz owns less than 5% of UPC. Philip F. Anschutz, a director of our general partner and the sole stockholder of Anschutz Company, the indirect parent of our general partner, is a director and Vice Chairman of UPC.

                        Anschutz employs various personnel who work directly on one of our pipelines and provides other executive, accounting and administrative support to AREPI. For the years ended December 31, 2001, 2000 and 1999, Anschutz charged us approximately $282,000, $179,000 and $159,000 for salaries of the pipeline related personnel and for various support services.

                        On December 31, 2001 and 2000, AREPI declared and effected dividends to Anschutz of $2,866,000 and $3,600,000. These dividends represented the amount of receivables due from Anschutz and its subsidiaries immediately prior to the dividends.

                        For the seven months ended July 31, 1999, AREPI recognized income tax expense and a corresponding income tax liability to Anschutz of $602,000. Effective August 1, 1999, when Anschutz elected to be taxed as a Subchapter S Corporation, Anschutz forgave this liability of AREPI.

                        Ranch Pipeline LLC, successor-in-interest to Ranch Pipeline, Inc., has a note payable of $4,933,000 to an affiliate of Anschutz, the proceeds of which were used to fund a portion of Ranch Pipeline's acquisition of its additional interest in Frontier pipeline in December 2001.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

                        Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Anschutz), on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

                        The partnership agreement contains provisions that allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. In effect, these provisions limit our general partner's fiduciary duties to our unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that might, without those limitations, constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and our partnership or any other partner, on the other, our general partner will resolve that conflict. A conflicts committee of the board of directors of our general partner will, at the request of our general partner, review conflicts of interest. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is considered to be fair and reasonable to us. Any resolution is considered to be fair and reasonable to us if that resolution is:

      •
      approved by the conflicts committee, although no party is obligated to seek approval and our general partner may adopt a resolution or course of action that has not received approval;

      •
      on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

      •
      fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

                        In resolving a conflict, our general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:

      •
      the relative interests of the parties involved in the conflict or affected by the action;

      •
      any customary or accepted industry practices or historical dealings with a particular person or entity; and

      •
      generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

                        Conflicts of interest could arise in the situations described below, among others:

    Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

                        The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding matters, such as:

      •
      amount and timing of asset purchases and sales;

      •
      cash expenditures;

      •
      borrowings;

      •
      the issuance of additional units; and

      •
      the creation, reduction or increase of reserves in any quarter.

                        In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to the unitholders, including borrowings that have the purpose or effect of:

      •
      enabling our general partner to receive distributions on any subordinated units held by our general partner or the incentive distribution rights; or

      •
      hastening the expiration of the subordination period.

                        For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which may enable us to make this distribution on all outstanding units. Please read "Cash Distribution Policy—Subordination Period."

                        The partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

    We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

                        We will not have any officers or employees and will rely solely on officers and employees of our general partner, its affiliates and the employees of the subsidiaries. Affiliates of our general partner will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner will not be required to work full time on our affairs. These officers will devote significant time to the affairs of Anschutz or its affiliates and will be compensated by these affiliates for the services rendered to them.

    We will reimburse our general partner and its affiliates for expenses.

                        We will reimburse our general partner for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

    Our general partner intends to limit its liability regarding our obligations.

                        Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

    Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

                        Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

    Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

                        The partnership agreement allows our general partner to pay itself or its affiliates for any services rendered to us, provided these services are rendered on terms that are fair and reasonable. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

                        All of these transactions entered into after the sale of the common units offered in this offering are to be on terms that are fair and reasonable to us.

                        Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

    Common units are subject to our general partner's limited call right.

                        Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a consequence, a common unitholder may have his common units purchased from him at an undesirable time or price. For a description of this right, please read "The Partnership Agreement—Limited Call Right."

    We may not choose to retain separate counsel for ourselves or for the holders of common units.

                        The attorneys, independent accountants and others who have performed services for us have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us in the future will be selected by our general partner or the conflicts committee and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest arising between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

    Our general partner's affiliates may compete with us.

                        The partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us and certain services the employees of our general partner are currently providing to Anschutz. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in activities in which they compete directly with us. Please read "Certain Relationships and Related Transactions—Omnibus Agreement."

Fiduciary Responsibilities

                        Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by a general partner to limited partners and the partnership.

                        In order to induce our general partner to manage our business, the partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the limited partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.
Partnership agreement modified standards
The partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the partnership agreement permits our general partner to make a number of decisions in its "sole discretion." This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that our general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which our general partner would otherwise be held.

The partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us under the factors previously set forth. In determining whether a transaction or resolution is "fair and reasonable," our general partner may consider the interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner will not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, the partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

                        In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

                        We are required to indemnify our general partner and its officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. This indemnification is required if our general partner or any of these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests. Indemnification is also required for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests. Please read "The Partnership Agreement—Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Units

                        The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read "Cash Distribution Policy" and "Description of the Subordinated Units." For a description of the rights and privileges of limited partners under our partnership agreement, please read "The Partnership Agreement."

Transfer Agent and Registrar

    Duties

                                    will serve as the initial registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following fees that must be paid by unitholders:

      •
      surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

      •
      special charges for services requested by a holder of a common unit; and

      •
      other similar fees or charges.

                        There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

    Resignation or Removal

                        The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

                        The transfer of the common units to persons who purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. The form of transfer application is set forth as Appendix B to this prospectus. By executing and delivering a transfer application, the transferee of common units:

      •
      becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

      •
      automatically requests admission as a substituted limited partner in our partnership;

      •
      agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

      •
      represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

      •
      grants powers of attorney to officers of our general partner and any liquidator of our partnership as specified in the partnership agreement; and

      •
      makes the consents and waivers contained in the partnership agreement.

                        An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. The general partner may withhold its consent in its sole discretion.

                        Transfer applications may be completed, executed and delivered by a transferee's broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders' rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

                        Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

      •
      the right to assign the common unit to a purchaser or other transferee; and

      •
      the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

                        Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

      •
      will not receive cash distributions unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

      •
      may not receive some federal income tax information or reports furnished to record holders of common units.

                        The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor will not have a duty to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read "The Partnership Agreement—Status as Limited Partner or Assignee."

                        Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF THE SUBORDINATED UNITS

                        The subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders of subordinated units to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to our general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then, to the extent there is available cash remaining, will be distributed to the holders of subordinated units. Please read "Cash Distribution Policy."

Conversion of Subordinated Units

                        The subordination period will generally extend from the closing of this offering until the first day of any quarter beginning after June 30, 2007 in which each of the following three events occur:

      (1)
      distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

      (2)
      the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis plus the related distribution on the 2% general partner interest during those periods; and

      (3)
      there are no arrearages in payment of the minimum quarterly distribution on the common units.

                        Before the expiration of the subordination period, 25% of the subordinated units (2,616,250 subordinated units) will convert early into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after June 30, 2005 and 25% of the subordinated units will convert early into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after June 30, 2006 if at the end of the applicable quarter each of the following three events occurs:

      (1)
      distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

      (2)
      the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis plus the related distribution on the 2% general partner interest during those periods; and

      (3)
      there are no arrearages in payment of the minimum quarterly distribution on the common units.

provided, however, that the second early conversion of the 25% of the subordinated units may not occur until at least one year following the first early conversion of the 25% of the subordinated units.

                        Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in any distributions of available cash. In addition, if Pacific Energy GP, Inc. is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

      •
      the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

      •
      any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

      •
      our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Voting Rights

                        Holders of subordinated units will sometimes vote as a single class together with the holders of common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

      •
      a sale or exchange of all or substantially all of our assets;

      •
      the election of a successor general partner in connection with the removal of our general partner;

      •
      a dissolution or reconstitution of our partnership;

      •
      a merger of our partnership;

      •
      issuance of limited partner interests in some circumstances; and

      •
      some amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.

                        The subordinated units are not entitled to vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

      •
      the affirmative vote of 66 2/3% of all outstanding units, including those held by our general partner and its affiliates, voting as a single class; and

      •
      the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

                        Under the partnership agreement, our general partner generally will be permitted to effect amendments to the partnership agreement that do not materially and adversely affect unitholders without the approval of any unitholders.

Distributions Upon Liquidation

                        If we liquidate during the subordination period, in some circumstances, holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per-unit difference will be dependent upon the amount of gain or loss recognized by us in liquidating our assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation of our partnership.

THE PARTNERSHIP AGREEMENT

                        The following is a summary of the material provisions of our partnership agreement. The form of the partnership agreement is included in this prospectus as Appendix A. The first amended and restated operating agreement of our operating company is included as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of the forms of these agreements upon request at no charge.

                        We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

      •
      with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units;"

      •
      with regard to distributions of available cash, please read "Cash Distribution Policy;" and

      •
      with regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences."

Organization

                        We were formed on February 15, 2002 and have a perpetual existence.

Purpose

                        Our purpose under our partnership agreement is limited to serving as a member of our operating company and engaging in any business activities that may be engaged in by our operating company or that are approved by our general partner. The operating agreement of our operating company provides that it may, directly or indirectly, engage in:

      •
      all aspects of the blending, gathering, marketing, transporting, storing and distributing of oil and gas and products derived therefrom, including investing, buying, holding, selling and otherwise dealing in entities that engage in any such activities;

      •
      any and all other ancillary and lawful business, purpose or activity deemed necessary or appropriate by our partnership, as the sole member of our operating company, in the furtherance of the activities described above; and

      •
      any and all other lawful business, purpose or activity deemed necessary or appropriate by us and in which a limited liability company may be engaged under the Delaware Limited Liability Company Act and other applicable law.

Notwithstanding the foregoing, our general partner does not have the authority to cause us to engage, directly or indirectly, in any business activity that it reasonably determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

                        Although our general partner has the ability to cause us, our operating company or its subsidiaries to engage in activities other than the ownership and operation of crude oil pipelines and related activities, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

                        Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority for some amendments of, and consents and waivers under, our partnership agreement. See below under "—Amendment of the Partnership Agreement."

Capital Contributions

                        Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Limited Liability

    Participation in the Control of Our Partnership

                        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

      •
      to remove or replace the general partner;

      •
      to approve some amendments to our partnership agreement; or

      •
      to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as the general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

    Unlawful Partnership Distributions

                        Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

    Failure to Comply With the Limited Liability Provisions of Jurisdictions In Which We Do Business

                        Our subsidiaries will initially conduct business in California, Montana, Wyoming, Utah and Colorado. Maintenance of our limited liability, as the sole member of our operating company, may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our member interest in our operating company or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner as our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

        The following matters require the unitholder vote specified below:

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under "—Issuance of Additional Securities."
Issuance of units senior to the common units during the subordination period	Unit majority.
Issuance of units junior to the common units during the subordinated period	No approval right.
Issuance of additional units after the subordination period	No approval right.
Amendment of the partnership agreement
Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "—Merger, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Reconstitution of our partnership upon dissolution	Approval of a majority of the common units and subordinated units, voting as separate classes.

Withdrawal of the general partner
The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2012 in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of the General Partner."
Removal of the general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read "—Withdrawal or Removal of the General Partner."
Transfer of the general partner interest
We may transfer the general partner interest without a vote of our unitholders in connection with the general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2012. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights
Except for transfers to an affiliate or another person as part of the general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2012. Please read "—Transfer of Incentive Distribution Rights."
Transfer of ownership interests in the general partner	No approval required at any time. Please read "—Transfer of Ownership Interests in the General Partner."

Matters requiring the approval of a "unit majority" require:

•
during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•
after the subordination period, the approval of a majority of the common units.

Issuance of Additional Securities

                        Our partnership agreement authorizes us to issue an unlimited number of additional common units and other partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as set forth in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 5,232,500 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a unit majority.

                        During the subordination period or thereafter, we may issue an unlimited number of common units, without the approval of the unitholders, as follows:

      •
      upon exercise of the underwriters' over-allotment option;

      •
      upon conversion of the subordinated units;

      •
      under employee benefit plans;

      •
      upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

      •
      in the event of a combination or subdivision of common units;

      •
      to finance an acquisition or a capital improvement that the general partner determines would increase the amount of adjusted operating surplus per unit on a pro forma basis; or

      •
      if the proceeds of the issuance are used exclusively to repay up to $40 million of certain of our indebtedness.

                        It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

                        In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

                        Upon issuance of additional common units or other partnership securities, other than upon exercise of the underwriters' over-allotment option and other than common units issued to our general partner at the closing of this offering, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates' percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

    General

                        Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

    Prohibited Amendments

                        No amendment may be made that would:

      •
      enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

      •
      enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent our general partner, which may be given or withheld in its sole discretion;

      •
      change the term of our partnership;

      •
      provide that we are not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

      •
      give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of a unit majority.

                        The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended only upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by the general partner and its affiliates). Upon completion of the offering, our general partner will own approximately 56.5% of the outstanding units.

    No Unitholder Approval

                        Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

      •
      a change in our name, the location of our principal place of business, our registered agent or our registered office;

      •
      the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

      •
      a change that, in the sole discretion of our general partner, is necessary or advisable to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that none of us, our operating company, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

      •
      an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

      •
      subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

      •
      any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

      •
      an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

      •
      any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

      •
      a change in our fiscal year or taxable year and related changes; and

      •
      any other amendments substantially similar to any of the matters described in the clauses above.

                        In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

      •
      do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

      •
      are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

      •
      are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in the best interests of us and our limited partners;

      •
      are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

      •
      are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

    Opinion of Counsel and Unitholder Approval

                        Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "—No Unitholder Approval" should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in our partnership or cause us, our operating company or its subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

                        Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Actions Relating to Operating Company

                        Without the approval of a unit majority, our general partner is prohibited from consenting on our behalf as the sole member of the operating company to any amendment to the operating agreement of our operating company or taking any action on our behalf permitted to be taken by a member of our operating company, in each case that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

                        The partnership agreement generally prohibits the general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our operating company; provided that our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

                        If the conditions specified in the partnership agreement are satisfied, our general partner may merge our partnership or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

                        We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

      •
      the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

      •
      the sale, exchange or other disposition of all or substantially all of the assets and properties of our partnership and its subsidiaries;

      •
      the entry of a decree of judicial dissolution of our partnership; or

      •
      the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

                        Upon a dissolution under the last bullet point above, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute our partnership and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to receipt by us of an opinion of counsel to the effect that:

      •
      the action would not result in the loss of limited liability of any limited partner; and

      •
      none of our partnership, the reconstituted limited partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

                        Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

                        Except as described below, our general partner has agreed not to withdraw voluntarily as general partner of our partnership prior to June 30, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2012, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in our partnership without the approval of the unitholders. Please read "—Transfer of General Partner Interest."

                        Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in our partnership, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination and Dissolution."

                        Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. At the closing of this offering, our general partner will own 56.5% of the outstanding units. In addition to this required unitholder approval, regulatory approvals may be required to remove our general partner.

                        Our partnership agreement also provides that if the general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

      •
      the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

      •
      any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

      •
      the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

                        In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

                        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

                        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

                        Except for transfer by our general partner of all, but not less than all, of its general partner interest in our partnership to:

      •
      an affiliate of our general partner (other than an individual); or

      •
      another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in our partnership to another person prior to June 30, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters. Our general partner and its affiliates may at any time, however, transfer common units and subordinated units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Incentive Distribution Rights

                        Our general partner or its affiliates or a subsequent holder may transfer the incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into such other entity or the transfer by such holder of all or substantially all of its assets, or all or substantially all of its equity interests, to another entity, without the prior approval of the unitholders; provided that the transferee agrees to be bound by the provisions of the partnership agreement. Prior to June 30, 2012, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. On or after June 30, 2012 the incentive distribution rights will be freely transferable without unitholder approval.

Transfer of Ownership Interests in the General Partner

                        At any time, stockholders of our general partner may sell or transfer all or part of their shares of stock in our general partner to an affiliate or a third party without the approval of the unitholders.

Change of Management Provisions

                        Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Pacific Energy GP, Inc. as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

                        Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

      •
      the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

      •
      any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

      •
      our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

                        If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

      •
      the highest cash price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; or

      •
      the current market price as of the date five days before the date the notice is mailed.

                        As a result of our general partner's right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Tax Consequences—Disposition of Common Units."

Meetings; Voting

                        Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

                        Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

                        Each record holder of a unit has a vote according to his percentage interest in our partnership, although additional partnership securities having special voting rights could be issued. Please read "—Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the partnership agreement, subordinated units will vote together with common units as a single class.

                        Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

                        Except as described above under "—Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

                        An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of the assignee. Please read "—Meetings; Voting." Transferees who do not execute and deliver a transfer application will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read "Description of the Common Units—Transfer of Common Units."

Non-Citizen Assignees; Redemption

                        If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

                        Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

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      our general partner;

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      any departing general partner;

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      any person who is or was an affiliate of a general partner or any departing general partner;

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      any person who is or was a member, partner, officer, director, employee, agent or trustee of our partnership or our subsidiaries, a general partner or any departing general partner or any affiliate of our partnership or our subsidiaries, a general partner or any departing general partner; or

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      any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

                        Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

                        Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other necessary appropriate expenses allocable to us or otherwise reasonably incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Books and Reports

                        Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

                        We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

                        We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

                        Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

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      a current list of the name and last known address of each partner;

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      a copy of our tax returns;

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      information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

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      copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

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      information regarding the status of our business and financial condition; and

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      any other information regarding our affairs as is just and reasonable.

                        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

                        Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Pacific Energy GP, Inc. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

UNITS ELIGIBLE FOR FUTURE SALE

                        After the sale of the common units offered hereby, our general partner will hold an aggregate of 1,365,000 common units and 10,465,000 subordinated units. All of the subordinated units will convert into common units at the expiration of the subordination period and some may convert earlier. The sale of common units and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

                        The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

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      1% of the total number of the securities outstanding; or

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      the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

                        Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

                        Prior to the expiration of the subordination period, we may not issue partnership equity securities ranking prior or senior to the common units or an aggregate of more than 5,232,500 additional common units or an equivalent amount of partnership securities ranking on a parity with the common units, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under "The Partnership Agreement—Issuance of Additional Securities."

                        Our partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Our partnership agreement does not restrict our ability to issue partnership securities ranking junior to the common units at any time. Any issuance of additional common units or other partnership securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Securities."

                        Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and state laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

                        Anschutz and its affiliates, our partnership, our operating company, our general partner and the directors and executive officers of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

                        This section addresses all of the material tax consequences that we believe may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in this section, is the opinion of Vinson & Elkins L.L.P., special counsel to our general partner and us, insofar as it relates to legal conclusions with respect to United States federal income tax matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which may be changed. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Pacific Energy Partners and the operating company.

                        This section does not comment on all federal income tax matters affecting us or the unitholders. It focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, each prospective unitholder is urged to consult, and is urged to depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences to him of the ownership or disposition of common units.

                        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section are the opinion of Vinson & Elkins L.L.P., unless otherwise noted, and are based upon the accuracy of representations made by us.

                        No ruling has been or will be requested from the IRS regarding any matter affecting us or our unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the price at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the treatment of Pacific Energy Partners, or an investment in Pacific Energy Partners, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

                        For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

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      the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales");

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      whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations Between Transferors and Transferees"); and

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      whether our method for depreciating Section 743 adjustments is sustainable (please read "—Tax Consequences of Unit Ownership—Section 754 Election").

Partnership Status

                        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

                        Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of crude oil. Other types of qualifying income include interest (from other than a financial business), dividends, gains from the sale or lease of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than            % of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that more than 90% of our gross income constitutes qualifying income.

                        No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, applicable regulations, published revenue rulings and court decisions and the representations described below, Pacific Energy Partners will be classified as a partnership and the operating company and its subsidiaries will be disregarded as entities separate from Pacific Energy Partners for federal income tax purposes.

                        In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied are:

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      Neither Pacific Energy Partners or the operating company will elect to be treated as an association or corporation; and

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      For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

                        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Pacific Energy Partners so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

                        If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation of us as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

                        The remainder of this section is based on Vinson & Elkins L.L.P.'s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

                        Unitholders who have become limited partners of Pacific Energy Partners will be treated as partners of Pacific Energy Partners for federal income tax purposes. Also:

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      assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

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      unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Pacific Energy Partners for federal income tax purposes.

                        As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

                        A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to these units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

                        Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Pacific Energy Partners for federal income tax purposes.

Tax Consequences of Unit Ownership

    Flow-Through of Taxable Income

                        We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, a unitholder may be allocated income from us even if he has not received a cash distribution. Each unitholder will be required to include in income his share of Pacific Energy Partners' income, gain, loss and deduction for the taxable year of Pacific Energy Partners ending with or within his taxable year.

    Treatment of Distributions

                        Distributions by us to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

                        Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces his share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 assets." To that extent, he will be treated as having received his proportionate share of our Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 assets deemed relinquished in the exchange.

    Ratio of Taxable Income to Distributions

                        We estimate that a purchaser of common units in this offering who holds those common units from the date of closing of this offering through June 30, 2005, will be allocated an amount of federal taxable income for that period that will be approximately        % of the cash distributed with respect to that period. We anticipate that thereafter, the ratio of taxable income allocable to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we intend to adopt and with which the IRS could disagree. Accordingly, these estimates may not prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

    Basis of Common Units

                        A unitholder's initial tax basis for his common units generally will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis generally will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder generally will have no share of our debt that is recourse to the general partner, but will have a share of our nonrecourse liabilities, generally based on his share of our profits. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

    Limitations on Deductibility of Losses

                        The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

                        In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our liabilities.

                        The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Similarly, a unitholder's share of our net income may be offset by our passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

    Limitations on Interest Deductions

                        The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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      interest on indebtedness properly allocable to property held for investment;

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      our interest expense attributed to portfolio income; and

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      the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

                        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

                        Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders. In addition, a unitholder's share of our portfolio income will be treated as investment income.

    Entity-Level Collections

                        If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

    Allocation of Income, Gain, Loss and Deduction

                        In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, the amount of that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and then to the general partner.

                        Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder will be essentially the same as if the tax basis of the Contributed Property were equal to its fair market value at the time of contribution. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

                        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interests of all the partners in cash flow and other nonliquidating distributions and the rights of all the partners to distributions of capital upon liquidation.

                        Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder's distributive share of an item of income, gain, loss or deduction.

    Treatment of Short Sales

                        A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of ownership of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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      any of our income, gain, loss or deduction with respect to those units would not be reportable by him;

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      any cash distributions received by him for those units would be fully taxable; and

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      all of these distributions would appear to be treated as ordinary income.

                        Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

    Alternative Minimum Tax

                        Although it is not expected that we will generate significant tax preference items or adjustments, each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

    Tax Rates

                        In general, the highest effective United States federal income tax rate for individuals for 2002 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2002 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

    Section 754 Election

                        We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

                        Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "—Tax Treatment of Operations" and "—Uniformity of Units."

                        Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non- amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, as defined in the partnership agreement, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Tax Treatment of Operations" and "—Uniformity of Units."

                        A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

                        The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations made by us will not be successfully challenged by the IRS and the deductions resulting from them may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

    Accounting Method and Taxable Year

                        We will use the year ending December 31 as our taxable year and we will adopt the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than

December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his allocable share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees."

    Initial Tax Basis, Depreciation and Amortization

                        The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed to us and the tax basis established for that property will be borne by the general partner. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

                        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We will not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property subsequently acquired or constructed by us may be depreciated using accelerated methods permitted by the Internal Revenue Code.

                        If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture those deductions as ordinary income upon a sale of his units in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Common Units—Recognition of Gain or Loss."

                        Costs incurred in organizing Pacific Energy Partners may be amortized over any period selected by us not shorter than 60 months. The costs incurred in promoting the issuance of units (known as syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon termination of Pacific Energy Partners. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under applicable regulations, the underwriting discounts and commissions we incur will be treated as syndication expenses.

    Valuation and Tax Basis of Our Properties

                        The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

    Recognition of Gain or Loss

                        Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our non-recourse liabilities. Because the amount realized includes a unitholder's share of our non-recourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

                        Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than his tax basis in that common unit, even if the price is less than his original cost.

                        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 20%. A portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the unit and may be recognized even if there is a net taxable loss realized on the sale of the unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

                        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock but, under the regulations, can designate specific common units sold for purposes of determining the holding period of the units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

                        Provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our units, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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      a short sale;

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      an offsetting notional principal contract; or

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      a futures or forward contract with respect to the partnership interest or substantially identical property.

                        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

    Allocations Between Transferors and Transferees

                        In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units in the open market may be allocated income, gain, loss and deduction realized after the date of transfer.

                        The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among unitholders whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

                        A unitholder who owns units at any time during a quarter and who disposes of those units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

    Notification Requirements

                        A unitholder who has purchased units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to notify us of a purchase may lead to the imposition of substantial penalties.

    Constructive Termination

                        We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

                        Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

                        We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

                        Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to the unitholder.

                        A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

                        Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of units. As a consequence they will be required to file federal tax returns for their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

                        Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

                        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

    Information Returns and Audit Procedures

                        We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes each unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. We cannot assure you that any of those conventions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

                        The IRS may audit our federal income tax information returns. Adjustments resulting from any audit of this kind may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

                        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The partnership agreement appoints the general partner as the Tax Matters Partner of Pacific Energy Partners.

                        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund.

                        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

    Nominee Reporting

                        Persons who hold an interest in our partnership as a nominee for another person are required to furnish to us:

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      the name, address and taxpayer identification number of the beneficial owner and the nominee;

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      whether the beneficial owner is a person that is not a United States person, a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or a tax-exempt entity;

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      the amount and description of units held, acquired or transferred for the beneficial owner; and

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      specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

                        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

    Registration as a Tax Shelter

                        The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, the general partner, as the principal organizer of us, has applied to register us as a tax shelter with the Secretary of the Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

                        The IRS has issued to us the following tax shelter registration number:                        A unitholder who sells or otherwise transfers a unit in a later transaction must furnish this registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. In addition, unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

                        Issuance of this registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

    Accuracy-Related Penalties

                        An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

                        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

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      for which there is, or was, "substantial authority"; or

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      as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

                        More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

                        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Consequences

                        In addition to federal income taxes, you will be subject to other taxes, including foreign, state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property now or in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in California, Montana, Wyoming, Utah and Colorado. Of these states, only Wyoming does not currently impose a personal income tax. A unitholder will likely be required to file state income tax returns and to pay state income taxes in the states that impose a personal income tax and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity-Level Collections." Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states or foreign countries in the future.

                        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

INVESTMENT IN PACIFIC ENERGY PARTNERS BY EMPLOYEE BENEFIT PLANS

                        An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

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      whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

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      whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

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      whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

                        The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

                        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

                        In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that the general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

                        The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

                        (a)  the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

                        (b)  the entity is an "operating company,"—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

                        (c)  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

                        Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

                        Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

                        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell to the underwriter, the number of common units set forth opposite the name of the underwriter:

Underwriter	Number of common units
Salomon Smith Barney Inc.
Deutsche Banc Alex. Brown Inc.
Lehman Brothers Inc.
UBS Warburg LLC
A.G. Edwards & Sons, Inc.
Raymond James & Associates, Inc.
RBC Dain Rauscher Inc.

Total	9,100,000

                        The underwriting agreement provides that the obligations of the several underwriters to purchase the common units included in this offering are subject to approval of certain legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units offered (other than those covered by the over-allotment option described below) if they purchase any of the common units offered.

                        The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common units to dealers at the public offering price less a concession not in excess of $        per common unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $        per common unit on sales to other dealers. If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms. The underwriters have advised us that they do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

                        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,365,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to conditions, to purchase a number of additional common units approximately proportionate to the underwriter's initial purchase commitment.

                        Anschutz, PPS Holding Company, Pacific Energy Partners, various subsidiaries, our general partner and the executive officers and directors of our general partner have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any of our common units or subordinated units or any securities convertible into or exchangeable for our common units or subordinated units. Salomon Smith Barney in its sole discretion may release any of the common units or subordinated units subject to these lock-up agreements at any time without notice.

                        At our request, the underwriters have reserved 364,000 of the common units for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

                        Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between our general partner and the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and current prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies comparable to our company. We cannot assure you, however, that the prices at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

                        We have applied to list the common units on the New York Stock Exchange under the symbol "PGX." The underwriters have undertaken to sell the common units to a minimum of 2,000 beneficial owners in lots of 100 or more units to meet the New York Stock Exchange distribution requirements for trading.

                        The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. The amounts shown assume both no exercise and full exercise of the underwriters' option to purchase additional common units.

Paid by Pacific Energy Partners
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

                        In connection with the offering, Salomon Smith Barney on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of common units made in an amount up to the number of common units represented by the underwriters' over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

                        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

                        Any of these activities by the underwriters may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that otherwise would exist in the open market in the absence of such transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

                        The underwriters have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

                        We estimate that our portion of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.0 million.

                        A prospectus in electronic format may be made available on the Internet sites or through online services maintained by one or more of the underwriters. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree to allocate a specific number of common units to underwriters for sale to their online brokerage account holders. These allocations for online distributions will be made by the underwriters on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders.

                        Other than the prospectus in electronic format, information contained in any other Internet site maintained by an underwriter is not a part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any common units. The underwriters are not responsible for information contained in Internet sites that they do not maintain.

                        Anschutz, PPS Holding Company, Pacific Energy Partners, L.P. our general partner and various subsidiaries have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                        Because the National Association of Securities Dealers, Inc. views the common units offered by this prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules.

VALIDITY OF THE COMMON UNITS

                        The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

                        The combined financial statements of Pacific Energy (Predecessor) as of December 31, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001, and the balance sheets of Pacific Energy Partners, L.P. and Pacific Energy GP, Inc. as of March 21, 2002 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

                        We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                        As a result of the offering, we will file periodic reports and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's web site as provided above.

                        We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

                        The information in this prospectus includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

                        Forward-looking statements appear in a number of places and include statements with respect to, among other things:

      •
      projections of our ability to make cash distributions on the units;

      •
      consummation of our pending acquisition of the EPTC assets and any expected results or benefits associated with that acquisition;

      •
      future crude oil prices and production;

      •
      planned capital expenditures and availability of capital resources to fund capital expenditures;

      •
      future supply of, and demand for, crude oil and refined products;

      •
      expected throughput for our pipeline systems;

      •
      our future financial condition or results of operations and our future revenues and expenses;

      •
      any expected results or benefits associated with our relationship with Anschutz; and

      •
      business strategy and other plans and objectives for future operations.

                        We caution you that the forward-looking statements in this prospectus are subject to all of the risks and uncertainties, many of which are beyond our control, incident to gathering, blending, transporting, storing and distributing crude oil. These risks include the risks described in this prospectus. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

                        All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

INDEX TO FINANCIAL STATEMENTS

Page
PACIFIC ENERGY (PREDECESSOR)
COMBINED FINANCIAL STATEMENTS
Report of Independent Auditors	F-2
Combined Balance Sheets as of December 31, 2000 and 2001	F-3
Combined Statements of Operations for the Years Ended December 31, 1999, 2000 and 2001	F-4
Combined Statements of Cash Flows for the Years Ended December 31, 1999, 2000 and 2001	F-5
Notes to Historical Combined Financial Statements	F-6
PACIFIC ENERGY PARTNERS, L.P.
BALANCE SHEET
Report of Independent Auditors	F-17
Balance Sheet as of March 21, 2002	F-18
Note to Balance Sheet	F-19
PACIFIC ENERGY GP, INC.
BALANCE SHEET
Report of Independent Auditors	F-20
Balance Sheet as of March 21, 2002	F-21
Note to Balance Sheet	F-22

Independent Auditors' Report

The Board of Directors
Pacific Energy Predecessor:

We have audited the accompanying combined balance sheets of Pacific Energy (Predecessor) as of December 31, 2001 and 2000 and the related combined statements of operations and net parent investment, and cash flows for each of the years in the three-year period ended December 31, 2001. These combined financial statements are the responsibility of Pacific Energy (Predecessor's) management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Pacific Energy (Predecessor) of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Los Angeles, California
March 1, 2002

Pacific Energy (Predecessor)

Combined Balance Sheets

December 31, 2000 and 2001
(in thousands)

	2000	2001
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,264	$9,511
Crude oil sales receivable	—	21,538
Transportation accounts receivable	7,066	5,770
Due from related party	61	108
Crude oil inventory	1,918	2,292
Spare parts inventory	459	445
Prepaid expenses	1,268	1,684
Other	—	470

TOTAL CURRENT ASSETS	23,036	41,818
PROPERTY AND EQUIPMENT, NET (note 3)	340,889	311,889
INVESTMENT IN FRONTIER (note 4)	1,390	9,444
DUE FROM RELATED PARTIES	464	11
OTHER ASSETS (note 2)	232	11,231

	$366,011	$374,393

LIABILITIES AND NET PARENT INVESTMENT
CURRENT LIABILITIES
Current portion of long-term debt (note 5)	$240,000	$—
Accounts payable	1,589	788
Accrued crude oil purchases	—	22,049
Provision for right-of-way costs (note 7)	—	3,196
Accrued power costs	387	1,634
Provision for loss on rate case litigation (note 10)	—	1,500
Other	5,030	3,810

TOTAL CURRENT LIABILITIES	247,006	32,977
LONG-TERM DEBT (note 5)	—	181,333
DUE TO RELATED PARTIES (note 6)	1,243	122
OTHER LIABILITIES (note 10)	234	2,600
NET PARENT INVESTMENT	117,528	157,361

COMMITMENTS AND CONTINGENCIES (notes 7 and 10)
	$366,011	$374,393

See accompanying notes to combined financial statements.

Pacific Energy (Predecessor)

Combined Statements of Operations and Net Parent Investment

Years Ended December 31, 1999, 2000 and 2001
(in thousands)

	1999	2000	2001
PIPELINE TRANSPORTATION REVENUE	$48,291	$71,419	$66,236
CRUDE OIL SALES, NET OF PURCHASES OF $159,103 IN 2001	—	—	8,218

NET REVENUES BEFORE OPERATING EXPENSES	48,291	71,419	74,454

EXPENSES
Operating	(21,518)	(25,937)	(33,439)
General and administrative	(3,496)	(3,723)	(4,519)
Rate case litigation settlement (note 10)	—	—	(1,853)
Depreciation	(8,967)	(11,873)	(11,368)
Start-up	(1,584)	—	—

	(35,565)	(41,533)	(51,179)

SHARE OF NET INCOME OF FRONTIER (note 4)	1,702	1,738	1,569

OPERATING INCOME	14,428	31,624	24,844
OTHER INCOME	118	357	467
INTEREST INCOME	245	474	320
INTEREST EXPENSE (note 5)	(11,598)	(18,115)	(10,024)

NET INCOME BEFORE TAXES	3,193	14,340	15,607
INCOME TAX EXPENSE (note 6)	(602)	—	—

NET INCOME	$2,591	$14,340	$15,607

NET PARENT INVESTMENT, beginning of year	(2,948)	121,873	117,528
Net income	2,591	14,340	15,607
Net contributions from (distributions to) APL	30,419	(4,400)	15,912
Net contributions from (distributions to) Parent	91,811	(14,285)	8,314

NET PARENT INVESTMENT, end of year	$121,873	$117,528	$157,361

See accompanying notes to combined financial statements.

Pacific Energy (Predecessor)

Combined Statements of Cash Flows

Years Ended December 31, 1999, 2000 and 2001
(in thousands)

	1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,591	$14,340	$15,607
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	8,967	11,873	11,368
Share of income of Frontier	(1,702)	(1,738)	(1,569)
Income tax expense	602	—	—
Net changes in operating assets and liabilities:
Crude oil sales receivable	—	—	(21,538)
Transportation accounts receivable	(5,479)	(1,101)	1,296
Due to related party	(597)	(1,084)	406
Crude oil inventory	(991)	(830)	(376)
Spare parts inventory	(506)	47	14
Prepaid expenses	(603)	47	(416)
Other current and non-current assets	913	29	(807)
Accounts payable	(12,826)	(180)	(801)
Accrued crude oil purchases	—	—	22,049
Accrued right-of-way costs	—	—	(4)
Accrued power costs	1,323	(936)	1,247
Provision for loss on rate case litigation	—	—	1,500
Other current and non-current liabilities	777	4,271	(1,454)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(7,531)	24,738	26,522

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(21,408)	(3,487)	(5,814)
Acquisition of gathering, storage and blending assets	—	—	(14,358)
Deposit made on pipeline acquisition	—	—	(10,662)
Distributions from Frontier	1,649	1,581	2,098
Acquisition of additional interest in Frontier	—	—	(8,583)

NET CASH USED IN INVESTING ACTIVITIES	(19,759)	(1,906)	(37,319)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt	(6,150)	—	(63,600)
Related party note payable	—	—	4,933
Cash contributions for property by member	(2,110)	—	—
Capital contributions of members	10,000	915	90,649
Distributions to members	(11,000)	(19,600)	(22,817)
Construction financing	37,977	—	—
Due from related party	833	1,114	(1,121)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	29,550	(17,571)	8,044

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,260	5,261	(2,753)
CASH AND CASH EQUIVALENTS, beginning of year	4,743	7,003	12,264

CASH AND CASH EQUIVALENTS, end of year	$7,003	$12,264	$9,511

CASH PAID FOR INTEREST	$13,869	$13,681	$13,487

See accompanying notes to combined financial statements.

Pacific Energy (Predecessor)

Notes to Combined Financial Statements

December 31, 1999, 2000 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

                        The accompanying combined financial statements present the combined financial position, results of operations, cash flows of and parent investment in: (i) Pacific Energy Group LLC (PEG), (ii) Anschutz Ranch East Pipeline, Inc. (AREPI) and (iii) Ranch Pipeline, Inc. (RPL), collectively referred to within as "Pacific Energy Predecessor or Predecessor". PEG is wholly owned by PPS Holding Company (Holding), which is wholly owned by The Anschutz Corporation (TAC or Parent). TAC, a wholly owned subsidiary of Anschutz Company (Anschutz), also owns 100% of AREPI and RPL. The combined financial statements are presented on the historical cost basis of TAC.

                        These combined financial statements have been prepared in connection with the proposed public offering of ownership units in Pacific Energy Partners, L.P. (the Partnership), which was formed in 2002. The Partnership will own and operate the assets of Pacific Energy Predecessor described above in the event the proposed offering is successfully completed. All significant intercompany balances and transactions have been eliminated in the accompanying combined financial statements.

Description of Business and History

                        PEG was formed in August of 2001, and at December 31, 2001 owns 100% of Pacific Pipeline System LLC (PPS), Pacific Marketing and Transportation LLC (PMT) and Rocky Mountain Pipeline System LLC (RMP). PPS owns and operates two crude oil pipelines, Line 2000 and the Line 63 System. In early 1999, PPS completed construction of Line 2000, a 130-mile crude oil pipeline that extends from Kern County in the San Joaquin Valley of California to the Los Angeles Basin where it has direct and indirect connections to various refineries and terminal facilities. Line 2000 has a permitted annual average throughput capacity of 130,000 barrels of crude oil per day. Shipments of crude oil on Line 2000 began on February 23, 1999.

                        Effective May 1, 1999, ARCO Midcon, formerly ARCO Pipe Line Company (APL herein), exchanged its Line 63 assets for a 26.5% ownership interest in PPS and a note of $63,600,000. On June 7, 2001, APL made a capital contribution of $63,600,000 to PPS. Holding then purchased APL's ownership interest in PPS for $47,000,000 in cash and repaid the $63,600,000 note. This purchase of an additional ownership interest resulted in negative goodwill of $37,800,000, which was allocated proportionately to reduce property, plant and equipment of PPS.

                        The Line 63 System includes a 107-mile crude oil pipeline capable of shipping approximately 105,000 barrels of crude oil per day from the San Joaquin Valley to various refineries and delivery points in the Los Angeles Basin and in Bakersfield. The Line 63 System also includes various gathering and distribution lines in the San Joaquin Valley, crude oil distribution lines in the Los Angeles Basin and a delivery facility in Long Beach, California.

                        PMT was formed in June 2001, in connection with the purchase of certain assets in the San Joaquin Valley for approximately $14,400,000. The assets acquired consist of 122 miles of intrastate crude oil gathering pipelines and six storage and blending facilities with storage capacity of approximately 254,000 barrels and blending capacity of up to 72,000 barrels per day. The purchase price was allocated among the fair values of the assets acquired, which consisted of pipeline assets of $9,799,000 and crude oil inventories of $4,559,000. No goodwill resulted from this acquisition. The purchase price is subject to adjustment pursuant to a defined calculation based on cash flow related to the assets for the 24 months following the acquisition. Depending on the amount of this cash flow, the purchase price could decrease by up to $1,500,000 or increase by up to $7,500,000. Based on such cash flows through December 31, 2001, management does not presently expect that any additional consideration will be paid.

                        RMP was formed in December of 2001 in connection with the acquisition of certain pipeline and related assets from BP that is discussed further in note 2.

                        AREPI owns and operates a 42-mile crude oil pipeline with a throughput capacity of 52,500 barrels per day. The AREPI pipeline originates 21 miles south of Evanston, Wyoming at Ranch Station, Utah where it connects with the Frontier pipeline discussed below and terminates at Kimball Junction, Utah, where it connects with a ChevronTexaco pipeline that serves the Salt Lake City refinery market. AREPI also owns three storage tanks that have total storage capacity of approximately 100,000 barrels.

                        As described in note 4, RPL owns a 22.2% interest in Frontier Pipeline Company (Frontier), a Wyoming general partnership. The Frontier pipeline consists of a 290-mile pipeline with a throughput capacity of 62,200 barrels per day that originates in Casper, Wyoming and delivers crude oil to the AREPI pipeline.

Statement of Operations Presentation

                        In conjunction with the Predecessor's pipeline transportation operations, the Predecessor routinely purchases, gathers and blends crude oil, which is then transported on its pipelines and sold to third parties. The sales resulting from these activities are presented in the statement of operations net of the cost to purchase the crude because the activities are ancillary in nature to the Predecessor's pipeline transportation operations.

Crude Oil Inventory

                        Pursuant to its tariff agreements, the Predecessor is entitled to a loss allowance on barrels transported through the regulated pipelines. As these barrels are earned each month, the Predecessor recognizes revenue and a corresponding increase in crude oil inventory based on average crude prices for that month. The crude oil inventory balance is subject to downward adjustment each quarter if crude prices decline below the carrying value of the inventory. The Predecessor generally sells these barrels when it accumulates a salable quantity. As the sales occur, a gain or loss is recognized based on the difference between the sales price and the inventory carrying value, as adjusted.

Spare Parts Inventory

                        The spare parts inventory is stated at cost using the first-in, first-out method.

Property and Equipment

                        The components of property and equipment are being depreciated on the straight-line method over the estimated useful lives of the assets as follows:

Pipelines	40 years
Buildings and oil tanks	30 years
Station and pumping equipment	15 - 20 years
Other	3 - 10 years

Environmental Remediation

                        The Predecessor accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and may be reasonably estimated. These accruals are undiscounted and are based on information currently available, existing technology, the estimated timing of remedial actions and related inflation assumptions and enacted laws and regulations.

Investments

                        The investment in Frontier is accounted for under the equity method of accounting. Under the equity method, the investment is initially recorded at cost and subsequently adjusted to recognize the investor's share of distributions and net income or losses of the investee as they occur. Recognition of any such losses is generally limited to the extent of the investor's investment in, advances to, commitments and guarantees for the investee.

Impairment of Long-Lived Assets

                        Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. Estimates of expected future cash flows are to represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flows exceed the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future cash flows, an impairment exists and is measured by the excess of the carrying value over the estimated fair value of the asset. Any impairment provisions are permanent and may not be restored in the future.

Revenue Recognition

                        The Public Utilities Commission of the State of California (CPUC) economically regulates PPS's common carrier crude oil pipeline operations. Tariffs authorized and approved by the CPUC are imposed on shippers and revenue is recognized when the transported crude oil volumes are delivered to a tariff destination point. Tariffs on Line 2000 are market-based, whereby such tariffs are developed through negotiations based on market considerations. Tariffs on Line 63 are cost-of-service based, whereby such tariffs are developed based on the various costs to operate and maintain the pipeline as well as a charge for depreciation of the capital investment in the pipeline and an authorized rate of return.

                        AREPI has been a common carrier pursuant to the regulations of the Federal Energy Regulatory Commission (FERC) since June of 1998. AREPI transports crude oil under various cost-based tariff agreements at published rates, depending on the type and quality of the crude oil.

                        Crude oil sales are recognized as the crude oil is delivered to customers.

Derivative Instruments and Hedging Activities

                        The Predecessor uses, on a limited basis, certain derivative instruments (principally future and options) to hedge a small portion of its exposure to market price volatility related to its sales of crude and processed oil. The Predecessor does not engage in speculative derivative activities of any kind. On January 1, 2001, the Predecessor adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities," as amended. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The derivative instruments are included in other assets in the accompanying balance sheets. Changes in the fair value of the Predecessor's derivatives are recognized in net income. For the year ended December 31, 2001, crude oil sales, net includes $470,000 related to changes in fair value of the Predecessor's derivative instruments. Because the Predecessor had no derivative contracts at the date of adoption, no transition adjustment was recorded at that time.

Concentration of Customers and Credit Risk

                        A substantial portion of the Predecessor's West Coast transportation business in 1999, 2000, and 2001 was with five customers who accounted for approximately 86%, 90%, and 91% of West Coast transportation revenues. Two of these customers (who accounted for approximately 50%, 53%, and 65% of 1999, 2000, and 2000 gross revenues) have executed ten-year ship or pay agreements with the Predecessor whereby they have committed to ship minimum volumes that represent approximately 67% of their actual 2001 transported volumes. These agreements mitigate the potential adverse consequences of the concentration of customers of the Predecessor.

                        PMT also has a sales concentration with three customers who accounted for 72% of PMT's crude oil sales in 2001.

                        A substantial portion of the Predecessor's Rocky Mountain transportation business in 1999, 2000 and 2001 was with five customers who, in total, accounted for approximately 93%, 89% and 85% of total Rocky Mountain transportation revenues in those years.

                        The Predecessor manages its exposure to credit risk by analyzing the credit positions of customers prior to extending credit, by setting credit limits and through ongoing monitoring procedures. In addition, in certain circumstances the Predecessor may utilize letters of credit or guarantees.

Income Taxes

                        The Predecessor is treated as a partnership for income tax purposes and is not subject to federal or state income taxes. All revenues and expenses of the Predecessor are reported in the income tax returns of the Predecessor's owner. Information related to historical income taxes of AREPI is discussed in note 6.

Business Segment Reporting

                        The business segments of the Predecessor consist of two geographic regions (the West Coast and Rocky Mountains) for the transportation, blending, and marketing of crude oil. Information relating to these segments is summarized in note 8.

Management Estimates

                        Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date as well as the reported amounts of revenues and expenses during the reporting period. The actual results could differ significantly from those estimates.

                        The Predecessor's most significant estimates involve the valuation of individual assets acquired in purchase transactions, the expected costs of environmental remediation and the useful lives of components of property and equipment.

Financial Instruments

                        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximate their fair value. The carrying value of the Predecessor's long-term debt approximates its fair value because the interest rates reset periodically.

Recent Accounting Pronouncements

                        In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," (SFAS No. 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No.142). SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years starting after December 15, 2001. The Predecessor expects that the adoption of SFAS No. 141 and 142 will not have a material impact on the Predecessor's results from operations.

                        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Predecessor is currently evaluating the effect of adopting SFAS No. 143 in its financial statements.

                        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. The standard is effective for fiscal years beginning after December 15, 2001, with early adoption permitted. The Predecessor expects that the adoption of SFAS No. 144 will not have a material impact on the Predecessor's results from operations.

2. SUBSEQUENT ACQUISITIONS

                        In December 2001, RMP entered into an agreement to acquire certain pipeline and related assets of BP that are located in the Rocky Mountains for approximately $106,000,000. RMP made a deposit of $10,600,000 in connection with this acquisition that is included in other assets at December 31, 2001. This acquisition closed on March 1, 2002.

                        In February 2002, Holding entered into an agreement with a third party to acquire certain pipeline and crude oil storage assets located in Southern California for approximately $158,000,000, plus upward adjustments for certain 2002 pre-closing adjustments. This acquisition is subject to various regulatory approvals and is not expected to close until the fourth quarter of 2002.

3. PROPERTY AND EQUIPMENT

                        Property, plant and equipment consist of the following amounts at December 31, 2000 and 2001 (in thousands):

	2000	2001
Pipeline	$293,839	$269,781
Station and pumping equipment	36,819	37,749
Buildings	13,188	11,131
Land and other	21,825	29,244

	365,671	347,905
Less accumulated depreciation	24,782	36,016

	$340,889	$311,889

The 2001 purchase of APL's ownership interest in PPS described in note 1 resulted in negative goodwill of $37,800,000, which was allocated proportionately to reduce pipeline assets of PPS.

4. INVESTMENT IN FRONTIER PIPELINE COMPANY

                        Prior to December 17, 2001, RPL owned a 12.5% interest in Frontier. On December 17, 2001, RPL purchased an additional 9.72% interest in Frontier for $8,583,000, which increased its ownership in Frontier to 22.2%. RMP became the operator of Frontier concurrent with this acquisition. RPL's investment in Frontier exceeded its proportionate share of Frontier's partners' capital at December 31, 2001 by approximately $7,087,000. This excess was associated with the value of Frontier's pipeline assets and is being amortized over twenty years, the remaining estimated useful life of the pipeline.

                        The condensed balance sheets of Frontier at December 31, 2000 and 2001 and the statements of operations for the years ended December 31, 1999, 2000 and 2001 are presented below (unaudited, in thousands):

Balance Sheets

	2000	2001
Current assets	$3,733	$5,039
Property and equipment, net	9,825	9,559
Other assets	1	1

	$13,559	$14,599

Current liabilities	$72	$1,568
Other liabilities	2,368	2,425
Partners' capital	11,119	10,606

	$13,559	$14,599

Statements of Operations

	1999	2000	2001
Revenues	$14,342	$14,651	$14,796
Operating expense	(1,153)	(1,451)	(2,667)
Depreciation expense	(194)	(308)	(329)

Operating income	12,995	12,892	11,800
Other income	622	1,011	583

Net income	$13,617	$13,903	$12,383

5. LONG-TERM DEBT

                        Long-term debt consists of the following amounts at December 31, 2000 and 2001 (in thousands):

	2000	2001
Note payable to Bank	$176,400	$176,400
Note payable to parent of APL	63,600	—
Note payable to affiliate	—	4,933

	$240,000	$181,333

                        The Predecessor entered into a debt facility with a Bank in August 2000 for $176,400,000, which was used to pay off a prior construction financing facility. The Bank facility is guaranteed by TAC and Anschutz and matures in August 2003 (pursuant to an amendment executed in September 2001). Outstanding borrowings under the facility bear interest at prime or LIBOR plus 0.625% (2.67% at December 31, 2001).

                        The note payable to the parent of APL of $63,600,000 arose in 1999 when APL acquired its 26.5% ownership interest in PPS. This note was repaid in June 2001 in connection with Holding's acquisition of APL's ownership interest.

                        RPL has a note payable of $4,933,000 to an affiliate of Anschutz, the proceeds of which were used to fund a portion of RPL's acquisition of its additional interest in Frontier (note 4). The note is payable on demand and bears interest at 8%.

6. RELATED PARTY TRANSACTIONS

                        In 1999, a subsidiary of Anschutz provided various project-related services to PPS, for which it charged the Predecessor $330,000. Another subsidiary of Anschutz is a shipper on the PPS system and is charged published tariff rates. This subsidiary was billed $604,000 in 1999, $3,271,000 in 2000 and $246,000 in 2001. The amounts included in accounts receivable at December 31, 1999, 2000 and 2001 were $604,000, $640,000 and $75,000.

                        APL owned a 26.5% ownership interest in PPS from May 1, 1999 through June 7, 2001 and was a related party of the Predecessor during this period. An affiliate of APL has been a shipper on the PPS system at published tariff rates. Amounts billed for these services totaled $184,000 and $53,000 in 1999 and 2000. There were no transactions with this affiliate in 2001. The Predecessor also sold oil to an affiliate of APL totaling $1,704,000 and $4,000 during 2000 and 2001.

                        An affiliate of Anschutz is a shipper on the AREPI system and is charged published tariff rates. For the years ended December 31, 1999, 2000 and 2001, the Predecessor charged the affiliate transportation fees of $1,495,000, $1,176,000 and $650,000.

                        The Predecessor has entered into various agreements with APL whereby APL has provided operating services to the Predecessor and leased facility space from the Predecessor. The parties also share certain operating facilities that support the operations of both companies. The cost of operating the shared facilities are allocated based on the percentage benefit obtained, as defined, by each Company. Amounts paid to APL in 1999, 2000 and 2001 totaled $2,735,000, $435,000 and $64,000. Amounts received from APL in 1999, 2000 and 2001 totaled $86,000, $81,000, and $116,000.

                        TAC employs various personnel who work directly on the AREPI pipeline and provides other executive, accounting and administrative support to AREPI. For the years ended December 31, 1999, 2000 and 2001, TAC charged the Predecessor approximately $159,000, $179,000 and $282,000 for salaries of the pipeline related personnel and for various support services.

                        On December 31, 2000 and 2001, AREPI declared and effected dividends to TAC of $3,600,000 and $2,866,000. These dividends represented the amount of receivables due from TAC and its subsidiaries immediately prior to the dividends.

                        For the seven months ended July 31, 1999, AREPI recognized income tax expense and a corresponding income tax liability to Anschutz of $602,000. Effective August 1, 1999, when Anschutz elected to be taxed as a Subchapter S Corporation, Anschutz forgave this liability of AREPI, which was treated as a parent contribution.

7. RIGHT-OF-WAY OBLIGATIONS

                        The Predecessor has secured various rights-of-way for the pipeline systems, pursuant to agreements that provide for annual payments to third parties. Right-of-way payments totaling $3,593,000, $5,187,000 and $5,248,000 were expensed in 1999, 2000 and 2001.

                        Pursuant to an easement agreement, Union Pacific Corporation (UPC) provides the Predecessor with access to its right-of-way for a portion of Line 2000 in return for an annual fee. The Predecessor paid UPC fees due under this agreement of $3,958,000, $3,926,000, and $4,004,000 in 1999, 2000, and 2001. The agreement provides for a perpetual easement, subject to a rental revision every five years based on a prescribed formula. The annual rental is subject to this revision on March 31, 2002, and the Predecessor expects that the revised annual rental for the following five years will be between $1,500,000 and $2,000,000. TAC owns less than 5% of UPC.

                        The Predecessor operates under various right-of-way and franchise agreements, certain of which expire through at least 2035. The future minimum payments, as of December 31, 2001, under the Predecessor's right-of-way (ROW) agreements and other operating leases are presented below (in thousands) and include the Predecessor's estimate of the annual easement amounts payable to UPC of $1,750,000 from 2003 through 2006. The annual amounts payable under ROW agreements subsequent to 2006 will be subject to adjustment as described above as well as the effects of inflation.

	ROW Agreements	Office Leases
Years ending December 31:
2002	$3,521	$132
2003	2,014	135
2004	2,028	138
2005	2,003	141
2006	1,994	119

Total	$11,560	$665

                        The Predecessor has accrued an estimated liability of $3,196,000 at December 31, 2001 related to costs it expects to incur related to title and easement work on the Line 63 system.

8. SEGMENT INFORMATION

                        As described in note 1, the Predecessor operates in two business segments, its West Coast operations and its Rocky Mountain operations. Information regarding these two segments is summarized below (in thousands).

	West Coast	Rocky Mountains	Total
Year Ended December 31, 1999
Transportation revenues
Unaffiliated customers	$42,467	$3,541	$46,008
Affiliates	788	1,495	2,283
Share of net income of Frontier	—	1,702	1,702
Operating income	9,991	4,437	14,428
Other income	325	38	363
Interest expense	11,473	125	11,598
Net income (loss)	(1,157)	3,748	2,591
Depreciation	8,400	567	8,967
Capital expenditures	21,124	284	21,408

Year Ended December 31, 2000
Transportation revenues
Unaffiliated customers	$63,157	$3,762	$66,919
Affiliates	3,324	1,176	4,500
Share of net income of Frontier	—	1,738	1,738
Operating income	27,697	3,927	31,624
Other income	824	7	831
Interest expense	18,115	—	18,115
Net income	10,406	3,934	14,340
Depreciation	11,248	625	11,873
Capital expenditures	3,378	109	3,487
Identifiable assets	357,107	8,904	366,011

Year Ended December 31, 2001
Transportation revenues
Unaffiliated customers	$60,835	$4,505	$65,340
Affiliates	246	650	896
Crude oil sales, net	8,218	—	8,218
Share of net income of Frontier	—	1,569	1,569
Operating income	22,498	2,346	24,844
Other income	786	1	787
Interest expense	10,008	16	10,024
Net income	13,276	2,331	15,607
Depreciation	10,887	481	11,368
Capital expenditures	5,637	177	5,814
Identifiable assets	347,274	27,119	374,393

9. EMPLOYEE BENEFIT PLAN

                        PPS sponsors a defined contribution 401(k) plan whereby eligible employees may contribute up to 18% of their annual compensation to the plan, subject to certain defined limits. PPS matches employee contributions up to 6% of the employee's annual compensation. Total employer contributions to the plan for 1999, 2000 and 2001 were $137,000, $269,000 and $279,000.

10. COMMITMENTS AND CONTINGENCIES

                        In March 2002, AREPI settled a rate case litigation matter that was before the FERC. Two shippers had filed complaints challenging rates contained in a joint tariff in which AREPI is a participating joint carrier as well as the rates contained in local tariffs filed by AREPI. AREPI recorded a provision in 2001 of $1,500,000 related to this settlement. Through December 31, 2001, AREPI had incurred legal and consulting expenses totaling $353,000, which are also included in the settlement expense for the year ended December 31, 2001.

                        The Predecessor is subject to numerous federal, state and local laws which regulate the discharge of materials into the environment or that otherwise relate to the protection of the environment. These laws result in liabilities and loss contingencies for remediation at the Predecessor's facilities and at third party or formerly owned sites. The accrued liability for environmental remediation is $2,600,000 at December 31, 2001, and is classified in the combined balance sheets within other liabilities.

                        The total future costs for environmental remediation activities will depend on, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and required to meet the various existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of the Predecessor's liability at multi-party sites, if any, in light of uncertainties with respect to joint and several liability, and the number, participation levels and financial viability of other parties.

                        Various claims, lawsuits and contingent liabilities are pending against the Predecessor, most of which are of a routine operating nature. Management of the Predecessor believes that the disposition of these matters will not have a material adverse effect on the Predecessor's financial position, results of operations or liquidity.

Independent Auditors' Report

The Board of Directors
Pacific Energy Partners, L.P.:

We have audited the accompanying balance sheet of Pacific Energy Partners, L.P. as of March 21, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Pacific Energy Partners, L.P. as of March 21, 2002 in conformity with accounting principles generally accepted in the United States of America.

Los Angeles, California
March 21, 2002

Pacific Energy Partners, L.P.
(a limited partnership)

Balance Sheet

March 21, 2002

ASSETS
CURRENT ASSETS
Cash	$1,000

TOTAL ASSETS	$1,000

PARTNER'S CAPITAL
PARTNER'S CAPITAL
General partner	$20
Limited partner	980

TOTAL PARTNER'S CAPITAL	$1,000

See accompanying note to balance sheet.

Pacific Energy Partners, L.P.
(a limited partnership)

Note to Balance Sheet

March 21, 2002

1.
NATURE OF OPERATIONS

  Pacific Energy Partners, L.P., a Delaware limited partnership (the Partnership) was formed on February 15, 2002 to acquire, own and operate the pipeline, gathering and storage assets of Pacific Energy Group LLC (PEG), Anschutz Ranch East Pipeline, Inc. (AREPI) and Ranch Pipeline, Inc. (RPL), collectively "Pacific Energy Predecessor". PEG, AREPI and RPL are wholly owned by The Anschutz Corporation (TAC), a wholly owned subsidiary of Anschutz Company (Anschutz). TAC is the limited partner of the Partnership.

  Pacific Energy GP, Inc., (GP) is the Partnership's general partner, and is wholly owned by PPS Holding Company, a wholly owned subsidiary of TAC. On March 21, 2002, TAC contributed $980 to the Partnership and the GP contributed $20. The Partnership has chosen a calendar year for reporting purposes.

  The Partnership intends to offer common units to the public and the GP pursuant to a public offering.

Independent Auditors' Report

The Board of Directors
Pacific Energy GP, Inc.:

We have audited the accompanying balance sheet of Pacific Energy GP, Inc. as of March 21, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Pacific Energy GP, Inc. as of March 21, 2002 in conformity with accounting principles generally accepted in the United States of America.

Los Angeles, California
March 21, 2002

Pacific Energy GP, Inc.

Balance Sheet

March 21, 2002

ASSETS
CURRENT ASSETS—Cash	$980
INVESTMENT IN PACIFIC ENERGY PARTNERS, L.P.	20

STOCKHOLDERS EQUITY
STOCKHOLDERS EQUITY
Common stock, 1,000 shares authorized, $.01 par value, 100 shares issues	$1
Additional paid-in capital	999

TOTAL STOCKHOLDERS EQUITY	$1,000

Pacific Energy GP, Inc.

Note to Balance Sheet

March 21, 2002

1.
NATURE OF OPERATIONS

  Pacific Energy GP, Inc. (GP) is a Delaware limited liability company formed on December 20, 2001 to become the general partner of Pacific Energy Partners, L.P. (the Partnership). GP is a wholly owned subsidiary of PPS Holding Company (Holding), a wholly owned subsidiary of The Anschutz Corporation. On March 21, 2002, Holding contributed $1,000 for its 100% ownership interest in the GP. GP invested $20 in the Partnership for its 2% general partner interest. There have been no other transactions involving the GP as of March 21, 2002.

APPENDIX A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

PACIFIC ENERGY PARTNERS, L.P.

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF
LIMITED PARTNERSHIP OF PACIFIC ENERGY PARTNERS, L.P.

                        This FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PACIFIC ENERGY PARTNERS, L.P., dated as of                        , 2002, is entered into by and between Pacific Energy GP, Inc., a Delaware corporation, as the General Partner, and The Anschutz Corporation, a Kansas corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

                        Section 1.1    Definitions.

                        The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

                        "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

                        "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

                  (i)  Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

                (ii)  If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

                        "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

                        "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

                        "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount that such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

                        "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

                        "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

                        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

                        "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

                        "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

                        "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

                        "Agreement" means this First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P., as it may be amended, supplemented or restated from time to time.

                        "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

                        "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

                        "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

                (a)  the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

                (b)  the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject and (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

                        Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

                        "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

                        "Book-Down Event" means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

                        "Book-Tax Disparity" means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

                        "Book-Up Event" means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

                        "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of California shall not be regarded as a Business Day.

                        "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount that such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

                        "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution Agreement.

                        "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, pipeline systems, storage facilities and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

                        "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

                        "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

                        "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

                        "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or

(iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

                        "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

                        "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

                        "Claim" (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

                        "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

                        "Closing Price" has the meaning assigned to such term in Section 15.1(a).

                        "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

                        "Combined Interest" has the meaning assigned to such term in Section 11.3(a).

                        "Commission" means the United States Securities and Exchange Commission.

                        "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner, and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

                        "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

                        "Conflicts Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the National Securities Exchange on which the Common Units are listed for trading.

                        "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

                        "Contribution Agreement" means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating

Company and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

                        "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

                        "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

                        "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

                        "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

                        "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

                        "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

                        "Economic Risk of Loss" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

                        "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

                        "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

                        "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

                        "First Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(D).

                        "First Target Distribution" means $0.5125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.5125 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

                        "Fully Diluted Basis" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, and (c) that may be converted into or exercised or exchanged for such Units during the Quarter following the end of the last Quarter contained in the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange; provided, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination

Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

                        "General Partner" means Pacific Energy GP, Inc. and its successors and permitted assigns as general partner of the Partnership.

                        "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

                        "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

                        "Group Member" means a member of the Partnership Group.

                        "Holder" as used in Section 7.12 has the meaning assigned to such term in Section 7.12(a).

                        "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its interests in the Operating Company, Anschutz Ranch East Pipeline LLC and Pacific Terminals LLC to the Partnership pursuant to Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

                        "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v).

                        "Indemnified Persons" has the meaning assigned to such term in Section 7.12(c).

                        "Indemnitee" means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

                        "Indenture" means that certain Indenture, dated as of the Closing Date, among the Operating Company and                        , as trustee.

                        "Initial Common Units" means the Common Units sold in the Initial Offering.

                        "Initial Limited Partners" means the General Partner (with respect to the Subordinated Units and the Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

                        "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

                        "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

                        "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

                        "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

                        "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

                        "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

                        "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

                        "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

                        "Merger Agreement" has the meaning assigned to such term in Section 14.1.

                        "Minimum Quarterly Distribution" means $0.4625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.4625 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

                        "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

                        "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

                        "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

                        "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

                        "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

                        "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

                        "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

                        "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

                        "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

                        "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

                        "Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

                        "Notes" means the            % Senior Notes due 2012 issued by the Operating Company on the Closing Date.

                        "Notice of Election to Purchase" has the meaning assigned to such term in Section 15.1(b).

                        "Omnibus Agreement" means that certain Omnibus Agreement, dated as of the Closing Date, among The Anschutz Corporation, the Partnership, the General Partner and the Operating Company.

                        "Operating Company" means Pacific Energy Group LLC, a Delaware limited liability company, and any successors thereto.

                        "Operating Company Agreement" means the First Amended and Restated Operating Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

                        "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

                (a)  payments (including prepayments) of principal of and premium on indebtedness, other than Working Capital Borrowings, shall not constitute Operating Expenditures; and

                (b)  Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

                        "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

                (a)  the sum of (i) $15.0 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

                (b)  the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

                        Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

                        "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

                        "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

                        "Organizational Limited Partner" means The Anschutz Corporation in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

                        "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner.

                        "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

                        "Parity Units" means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

                        "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

                        "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

                        "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

                        "Partners" means the General Partner and the Limited Partners.

                        "Partnership" means Pacific Energy Partners, L.P., a Delaware limited partnership, and any successors thereto.

                        "Partnership Group" means the Partnership, the Operating Company and any Subsidiary of any such entity, treated as a single consolidated entity.

                        "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

                        "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

                        "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

                        "Percentage Interest" means, as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98.0% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

                        "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

                        "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

                        "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

                        "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

                        "Quarter" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

                        "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

                        "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

                        "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

                        "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

                        "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-             ) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

                        "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of

Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

                        "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

                        "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

                        "Restricted Business" has the meaning assigned to such term in the Omnibus Agreement.

                        "Second Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(E).

                        "Second Target Distribution" means $0.5875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.5875 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

                        "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

                        "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

                        "Special Approval" means approval by a majority of the members of the Conflicts Committee.

                        "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

                        "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

                (a)  the first day of any Quarter beginning after June 30, 2007 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding

        Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution (or portion thereof for the first fiscal quarter after the Closing Date) on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

                (b)  the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

                        "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

                        "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

                        "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

                        "Third Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(F).

                        "Third Target Distribution" means $0.7000 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2002, it means the product of $0.7000 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

                        "Trading Day" has the meaning assigned to such term in Section 15.1(a).

                        "Transfer" has the meaning assigned to such term in Section 4.4(a).

                        "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

                        "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

                        "Underwriter" means each Person named as an underwriter in the Underwriting Agreement who purchases Common Units pursuant thereto.

                        "Underwriting Agreement" means that certain Underwriting Agreement, dated                        , 2002, among the Underwriters, the Partnership, the General Partner, the Operating Company and The Anschutz Corporation, providing for the purchase of Common Units by such Underwriters.

                        "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

                        "Unitholders" means the holders of Units.

                        "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

                        "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

                        "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

                        "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

                        "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

                        "U.S. GAAP" means United States generally accepted accounting principles consistently applied.

                        "Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.1(b).

                        "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time.

                        Section 1.2    Construction.

                        Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

ARTICLE II

ORGANIZATION

                        Section 2.1    Formation.

                        The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Pacific Energy Partners, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

                        Section 2.2    Name.

                        The name of the Partnership shall be "Pacific Energy Partners, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

                        Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices

                        Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 5900 Cherry Avenue, Long Beach, California 90805-4408 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 5900 Cherry Avenue, Long Beach, California 90805-4408 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

                        Section 2.4    Purpose and Business.

                        The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a member of the Operating Company and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a member of the Operating Company pursuant to the Operating Company Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Company is permitted to engage in by the

Operating Company Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner reasonably determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

                        Section 2.5    Powers.

                        The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

                        Section 2.6    Power of Attorney.

                        (a)  Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

                  (i)  execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

                (ii)  execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

                        (b)  The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

                        Section 2.7    Term.

                        The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

                        Section 2.8    Title to Partnership Assets.

                        Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

                        Section 3.1    Limitation of Liability.

                        The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

                        Section 3.2    Management of Business.

                        No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

                        Section 3.3    Outside Activities of the Limited Partners.

                        Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

                        Section 3.4    Rights of Limited Partners.

                        (a)  In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

                  (i)  to obtain true and full information regarding the status of the business and financial condition of the Partnership;

                (ii)  promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

                (iii)  to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

                (iv)  to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

                (v)  to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

                (vi)  to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

                        (b)  The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

                        Section 4.1    Certificates.

                        Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

                        Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

                        (a)  If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

                        (b)  The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

                  (i)  makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

                (ii)  requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

                (iii)  if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

                (iv)  satisfies any other reasonable requirements imposed by the Partnership.

                        If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

                        (c)  As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

                        Section 4.3    Record Holders.

                        The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

                        Section 4.4    Transfer Generally.

                        (a)  The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a General Partner assigns its General Partner Interest to another Person who becomes a General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

                        (b)  No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

                        (c)  Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member or other owner of the General Partner of any or all of the shares of stock, membership interests or other ownership interests in the General Partner.

                        Section 4.5    Registration and Transfer of Limited Partner Interests.

                        (a)  The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

                        (b)  Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

                        (c)  Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

                        (d)  Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

                        (e)  A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

                        (f)    The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

                        Section 4.6    Transfer of the General Partner's General Partner Interest.

                        (a)  Subject to Section 4.6(c) below, prior to June 30, 2012, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all of its assets to another Person (other than an individual).

                        (b)  Subject to Section 4.6(c) below, on or after June 30, 2012, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

                        (c)  Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any member of the Operating Company or cause the Partnership or the Operating Company to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

                        Section 4.7    Transfer of Incentive Distribution Rights.

                        Prior to June 30, 2012, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate of such holder (other than an individual) or (b) to another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all or substantially all of the equity interests of such holder to such other Person. Any other transfer of the Incentive Distribution Rights prior to June 30, 2012 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after June 30, 2012, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

                        Section 4.8    Restrictions on Transfers.

                        (a)  Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Company under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating

Company to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

                        (b)  The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Company becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

                        (c)  The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

                        (d)  Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

                        Section 4.9    Citizenship Certificates; Non-citizen Assignees.

                        (a)  If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

                        (b)  The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

                        (c)  Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4, but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

                        (d)  At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

                        Section 4.10    Redemption of Partnership Interests of Non-citizen Assignees.

                        (a)  If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or, if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

                  (i)  The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

                (ii)  The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

                (iii)  Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

                (iv)  After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

                        (b)  The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

                        (c)  Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

                        Section 5.1    Organizational Contributions.

                        In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a certain interest in the Partnership and has been admitted as a General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

                        Section 5.2    Contributions by the General Partner.

                        (a)  On the Closing Date and pursuant to the Contribution Agreement, the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its membership interest in the Operating Company, Anschutz Ranch East Pipeline LLC and Ranch Pipeline LLC in exchange for (i) the continuation of its General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (ii) 1,365,000 Common Units, (iii) the Incentive Distribution Rights, (iv) 10,465,000 Subordinated Units and (v) a special interest representing a right to receive from the Partnership on the Closing Date net proceeds from the issuance of the Notes estimated to be $121.2 million distributed to the Partnership from the Operating Company.

                        (b)  Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option and other than Common Units issued to the General Partner pursuant to Section 5.2(a)), the General Partner shall be required to make additional Capital Contributions equal to 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

                        Section 5.3    Contributions by Initial Limited Partners and Distribution to the General Partner.

                        (a)  On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

                        (b)  Notwithstanding anything else herein contained, the distribution of a portion of the proceeds of the issuance of the Notes received by the Partnership from the Operating Company will be distributed to the General Partner in redemption of its special interest as set forth in Section 5.2(a).

                        (c)  Upon the exercise of the Over-Allotment Option and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

                        (d)  No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to Section 5.2(a) and subparagraph (a) hereof in aggregate number equal to 10,465,000, (ii) the "Option Units" as such term is used in the Underwriting Agreement in an aggregate number up to 1,365,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (c) hereof, (iii) the 10,465,000 Subordinated Units issuable to the General Partner pursuant to Section 5.2 hereof, and (iv) the Incentive Distribution Rights.

                        Section 5.4    Interest and Withdrawal.

                        No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

                        Section 5.5    Capital Accounts.

                        (a)  The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

                        (b)  For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

                  (i)  Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Company Agreement) of all property owned by the Operating Company or any other Subsidiary that is classified as a partnership for federal income tax purposes.

                (ii)  All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

                (iii)  Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

                (iv)  Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

                (v)  In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

                (vi)  If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to

        Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

                        (c)  (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

                (ii)  Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

                        (d)  (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

                (ii)  In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

                        Section 5.6    Issuances of Additional Partnership Securities.

                        (a)  Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

                        (b)  Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

                        (c)  The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

                        Section 5.7    Limitations on Issuance of Additional Partnership Securities.

                        Except as otherwise specified in this Section 5.7, the issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

                        (a)  During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 5,232,500 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the Underwriting Agreement, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (D) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (E) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange and (F) in the event of a combination or subdivision of Common Units.

                        (b)  During the Subordination Period, the Partnership may also issue an unlimited number of Parity Units without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

                (A)  the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

                (B)  the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

The General Partner's good faith determination that such an increase would have resulted shall be conclusive. If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated for each of the four most recently completed Quarters on a pro forma basis assuming that the projected financial results for the twelve months ending June 30, 2003, excluding the EPTC asset acquisition, set forth in Appendix E to the Registration Statement had been the financial results of the Partnership during such four most recently completed Quarters. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

                        (c)  During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the

Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

                        (d)  During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution, (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit or (C) the holders of such additional Partnership Securities have the right to require the Partnership or its Affiliates to repurchase such Partnership Securities at a discount, par or a premium.

                        (e)  During the Subordination Period, the Partnership may also issue an unlimited number of Parity Units without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay up to $40.0 million of indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus the related distributions on the General Partner Interest in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units or Partnership Securities) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test, the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

                        (f)    No fractional Units shall be issued by the Partnership.

                        Section 5.8    Conversion of Subordinated Units.

                        (a)  A total of 2,616,250 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after June 30, 2005, in respect of which:

                  (i)  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

                (ii)  the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

                (iii)  the Cumulative Common Unit Arrearage on all of the Common Units is zero.

                        (b)  An additional 2,616,250 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after June 30, 2006, in respect of which:

                  (i)  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

                (ii)  the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

                (iii)  the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

                        (c)  In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

                        (d)  Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a) and (b) shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

                        (e)  Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

                        (f)    A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

                        Section 5.9    Limited Preemptive Right.

                        Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

                        Section 5.10    Splits and Combinations.

                        (a)  Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

                        (b)  Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

                        (c)  Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

                        (d)  The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

                        Section 5.11    Fully Paid and Non-Assessable Nature of Limited Partner Interests.

                        All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

                        Section 6.1    Allocations for Capital Account Purposes.

                        For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

                        (a)    Net Income.    After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

                  (i)  First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

                (ii)  Second, 2% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable years and 98% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

                (iii)  Third, 2% to the General Partner, and 98% to the Unitholders, Pro Rata.

                        (b)    Net Losses.    After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

                  (i)  First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

                (ii)  Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

                (iii)  Third, the balance, if any, 100% to the General Partner.

                        (c)    Net Termination Gains and Losses.    After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

                  (i)  If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

                  (A)  First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

                  (B)  Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

                  (C)  Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

                  (D)  Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

                  (E)  Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

                  (F)  Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv) (the sum of (1) plus (2) is hereinafter defined as the "Third Liquidation Target Amount"); and

                  (G)  Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

                (ii)  If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

                  (A)  First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

                  (B)  Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

                  (C)  Third, the balance, if any, 100% to the General Partner.

                        (d)    Special Allocations.    Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

              (i)    Partnership Minimum Gain Chargeback.    Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

              (ii)    Chargeback of Partner Nonrecourse Debt Minimum Gain.    Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

              (iii)    Priority Allocations.

                  (A)  If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 2/98ths of the sum of the amounts allocated in clause (1) above.

                  (B)  After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

              (iv)    Qualified Income Offset.    In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

              (v)    Gross Income Allocations.    In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

              (vi)    Nonrecourse Deductions.    Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

              (vii)    Partner Nonrecourse Deductions.    Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

              (viii)    Nonrecourse Liabilities.    For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

              (ix)    Code Section 754 Adjustments.    To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

              (x)    Economic Uniformity.    At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

              (xi)    Curative Allocation.

                  (A)  Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

                  (B)  The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

              (xii)    Corrective Allocations.    In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

                  (A)  In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

                  (B)  In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

                  (C)  In making the allocations required under this Section 6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).

                        Section 6.2    Allocations for Tax Purposes.

                        (a)  Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

                        (b)  In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

                  (i)  (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

                (ii)  (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to

        Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

                (iii)  The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

                        (c)  For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

                        (d)  The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

                        (e)  Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

                        (f)    All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

                        (g)  Each item of Partnership income, gain, loss and deduction shall, for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

                        (h)  Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

Section 6.3	Requirement and Characterization of Distributions; Distributions to Record Holders.

                        (a)  Within 45 days following the end of each Quarter commencing with the Quarter ending on June 30, 2002, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

                        (b)  Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

                        (c)  The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

                        (d)  Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

                        Section 6.4    Distributions of Available Cash from Operating Surplus.

                        (a)    During Subordination Period.    Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

                  (i)  First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

                (ii)  Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

                (iii)  Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

                (iv)  Fourth, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

                (v)  Fifth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

                (vi)  Sixth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

              (vii)  Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

                        (b)    After Subordination Period.    Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

                  (i)  First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

                (ii)  Second, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

                (iii)  Third, 85% to all Unitholders, Pro Rata, and 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

                (iv)  Fourth, 75% to all Unitholders, Pro Rata, and 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

                (v)  Thereafter, 50% to all Unitholders, Pro Rata, and 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

                        Section 6.5    Distributions of Available Cash from Capital Surplus.

                        Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

                        Section 6.6    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

                        (a)  The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

                        (b)  The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall also be subject to adjustment pursuant to Section 6.9.

                        Section 6.7    Special Provisions Relating to the Holders of Subordinated Units.

                        (a)  Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

                        (b)  The Unitholder holding a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

                        Section 6.8    Special Provisions Relating to the Holders of Incentive Distribution Rights.

                        Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

                        Section 6.9    Entity-Level Taxation.

                        If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority that causes a Group Member to be treated as an association taxable as a corporation or otherwise subjects a Group Member to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Group Member for the taxable year of the Group Member in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Group Member for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Group Member is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Group Member had been subject to such state and local taxes during such preceding taxable year.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

                        Section 7.1    Management.

                        (a)  The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

                  (i)  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

                (ii)  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

                (iii)  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

                (iv)  the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including the Operating Company); the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

                (v)  the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

                (vi)  the distribution of Partnership cash;

              (vii)  the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

              (viii)  the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

                (ix)  the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Company from time to time) subject to the restrictions set forth in Section 2.4;

                (x)  the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

                (xi)  the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

              (xii)  the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

              (xiii)  unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

              (xiv)  the undertaking of any action in connection with the Partnership's participation in the Operating Company or any other subsidiary of the Partnership as a member or partner.

                        (b)  Notwithstanding any other provision of this Agreement, the Operating Company Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Company Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, the Indenture and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

                        Section 7.2    Certificate of Limited Partnership.

                        The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

                        Section 7.3    Restrictions on the General Partner's Authority.

                        (a)  The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

                        (b)  Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Company without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Company and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Company pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Company Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a member of the Operating Company, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

                        Section 7.4    Reimbursement of the General Partner.

                        (a)  Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

                        (b)  The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner

shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

                        (c)  Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

                        Section 7.5    Outside Activities.

                        (a)  After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Company is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) except to the extent permitted under the Omnibus Agreement, shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business. Notwithstanding the foregoing or any other provision of this Agreement, the Partnership and all Partners hereby approve the General Partner's service as the operator of the Wasahtch sour gas line which is owned by The Anschutz Corporation and reimbursement of the General Partner's expenses in connection with such services, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee.

                        (b)  The Anschutz Corporation has entered into the Omnibus Agreement with the General Partner, the Partnership and the Operating Company, which agreement sets forth certain restrictions on the ability of The Anschutz Corporation and its Affiliates to engage in Restricted Businesses.

                        (c)  Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, the Operating Company Agreement or the partnership relationship established hereby in any business ventures of any Indemnitee.

                        (d)  Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

                        (e)  The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

                        (f)    The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

                        (g)  Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

Section 7.6	Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

                        (a)  The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

                        (b)  The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

                        (c)  The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

                        (d)  The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

                        (e)  Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

                        (f)    The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

                        (g)  Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

                        Section 7.7    Indemnification.

                        (a)  To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

                        (b)  To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

                        (c)  The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

                        (d)  The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

                        (e)  For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in, or not opposed to, the best interests of the Partnership.

                        (f)    In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

                        (g)  An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

                        (h)  The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

                        (i)    No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

                        Section 7.8    Liability of Indemnitees.

                        (a)  Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

                        (b)  Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

                        (c)  To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

                        (d)  Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

                        Section 7.9    Resolution of Conflicts of Interest.

                        (a)  Unless otherwise expressly provided in this Agreement or the Operating Company Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Company, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Company Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the

Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any such approval shall be subject to the presumption that, in making its decision, the Conflicts Committee acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the Partnership, and in any proceeding brought by any Unitholder or by or on behalf of such Unitholder or any other Unitholders or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval, (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. In any proceeding brought by any Unitholder by or on behalf of such Unitholder or any other Unitholders or the Partnership alleging that such a resolution by the General Partner (and not by the Conflicts Committee, whose resolution shall be conclusive as provided above) is not fair to the Partnership, such Unitholder shall have the burden of proof of overcoming such conclusion. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

                        (b)  Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Company, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Company Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 2% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

                        (c)  Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

                        (d)  The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

                        Section 7.10    Other Matters Concerning the General Partner.

                        (a)  The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

                        (b)  The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

                        (c)  The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

                        (d)  Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

                        Section 7.11    Purchase or Sale of Partnership Securities.

                        The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

                        Section 7.12    Registration Rights of the General Partner and its Affiliates.

                        (a)  If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership

Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

                        (b)  If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

                        (c)  If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

                        (d)  The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

                        (e)  Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

                        Section 7.13    Reliance by Third Parties.

                        Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

                        Section 8.1    Records and Accounting.

                        The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

                        Section 8.2    Fiscal Year.

                        The fiscal year of the Partnership shall be a fiscal year ending December 31.

                        Section 8.3    Reports.

                        (a)  As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

                        (b)  As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

                        Section 9.1    Tax Returns and Information.

                        The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

                        Section 9.2    Tax Elections.

                        (a)  The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

                        (b)  The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

                        (c)  Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

                        Section 9.3    Tax Controversies.

                        Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

                        Section 9.4    Withholding.

                        Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Company to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

                        Section 10.1    Admission of Initial Limited Partners.

                        Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner and the Underwriters as described in Section 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

                        Section 10.2    Admission of Substituted Limited Partner.

                        By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

                        Section 10.3    Admission of Successor General Partner.

                        A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

                        Section 10.4    Admission of Additional Limited Partners.

                        (a)  A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner:

                  (i)  evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

                (ii)  such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

                        (b)  Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

                        Section 10.5    Amendment of Agreement and Certificate of Limited Partnership.

                        To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

                        Section 11.1    Withdrawal of the General Partner.

                        (a)  The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

                  (i)  The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

                (ii)  The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

                (iii)  The General Partner is removed pursuant to Section 11.2;

                (iv)  The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

                (v)  A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

                (vi)  (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

                        (b)  Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on June 30, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on June 30, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

                        Section 11.2    Removal of the General Partner.

                        The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

                        Section 11.3    Interest of Departing Partner and Successor General Partner.

                        (a)  In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest) in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

                        For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

                        (b)  If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner

(or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

                        (c)  If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 2%.

Section 11.4	Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

                        Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

                        Section 11.5    Withdrawal of Limited Partners.

                        No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

                        Section 12.1    Dissolution.

                        The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

                        (a)  an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

                        (b)  an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

                        (c)  the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

                        (d)  the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership Group.

                        Section 12.2    Continuation of the Business of the Partnership After Dissolution.

                        Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

                  (i)  the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

                (ii)  if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

                (iii)  all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Company or any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

                        Section 12.3    Liquidator.

                        Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

                        Section 12.4    Liquidation.

                        The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

                        (a)  The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

                        (b)  Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

                        (c)  All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

                        Section 12.5    Cancellation of Certificate of Limited Partnership.

                        Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

                        Section 12.6    Return of Contributions.

                        The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

                        Section 12.7    Waiver of Partition.

                        To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

                        Section 12.8    Capital Account Restoration.

                        No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

                        Section 13.1    Amendment to be Adopted Solely by the General Partner.

                        Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

                        (a)  a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

                        (b)  admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

                        (c)  a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

                        (d)  a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

                        (e)  a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

                        (f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

                        (g)  subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

                        (h)  any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

                        (i)    an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

                        (j)    an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

                        (k)  a merger or conveyance pursuant to Section 14.3(d); or

                        (l)    any other amendments substantially similar to the foregoing.

                        Section 13.2    Amendment Procedures.

                        Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

                        Section 13.3    Amendment Requirements.

                        (a)  Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

                        (b)  Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

                        (c)  Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

                        (d)  Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law and that none of the Partnership, the Operating Company or any other Group Member would be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes (to the extent not previously taxed as such) as a result of such amendment.

                        (e)  Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

                        Section 13.4    Special Meetings.

                        All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

                        Section 13.5    Notice of a Meeting.

                        Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

                        Section 13.6    Record Date.

                        For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

                        Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.

                        The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

                        Section 13.9    Quorum.

                        The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

                        Section 13.10    Conduct of a Meeting.

                        The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

                        Section 13.11    Action Without a Meeting.

                        If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

                        Section 13.12    Voting and Other Rights.

                        (a)  Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

                        (b)  With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

                        Section 14.1    Authority.

                        The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

                        Section 14.2    Procedure for Merger or Consolidation.

                        Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

                (a)  the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

                (b)  the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

                (c)  the terms and conditions of the proposed merger or consolidation;

                (d)  the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

                (e)  a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

                (f)    the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

                (g)  such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

                        Section 14.3    Approval by Limited Partners of Merger or Consolidation.

                        (a)  Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

                        (b)  Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

                        (c)  Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

                        (d)  Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

                        Section 14.4    Certificate of Merger.

                        Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

                        Section 14.5    Effect of Merger.

                        (a)  At the effective time of the certificate of merger:

                  (i)  all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

                (ii)  the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

                (iii)  all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

                (iv)  all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

                        (b)  A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

                        Section 15.1    Right to Acquire Limited Partner Interests.

                        (a)  Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date five days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

                        (b)  If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

                        (c)  At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

                        Section 16.1    Addresses and Notices.

                        Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

                        Section 16.2    Further Action.

                        The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

                        Section 16.3    Binding Effect.

                        This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

                        Section 16.4    Integration.

                        This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

                        Section 16.5    Creditors.

                        None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

                        Section 16.6    Waiver.

                        No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

                        Section 16.7    Counterparts.

                        This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

                        Section 16.8    Applicable Law.

                        This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

                        Section 16.9    Invalidity of Provisions.

                        If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

                        Section 16.10    Consent of Partners.

                        Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

[Remainder of page intentionally left blank.]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:
PACIFIC ENERGY GP, INC.
By:
Name: Title:
ORGANIZATIONAL LIMITED PARTNER:
THE ANSCHUTZ CORPORATION
By:
Name: Title:
LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.
PACIFIC ENERGY GP, INC.
By:
Name: Title:

EXHIBIT A
to the First Amended and
Restated Agreement of Limited Partnership of
Pacific Energy Partners, L.P.

Certificate Evidencing Common Units
Representing Limited Partner Interests in
Pacific Energy Partners, L.P.

No.	Common Units

                        In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Pacific Energy Partners, L.P., a Delaware limited partnership (the "Partnership"), hereby certifies that                          (the "Holder") is the registered owner of Common Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 5900 Cherry Avenue, Long Beach, California 90805-4408. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

                        The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

                        This Certificate shall not be valid far any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:		Pacific Energy Partners, L.P.
Countersigned and Registered by:		By:	Pacific Energy GP, Inc., its General Partner
as Transfer Agent and Registrar		By:
Name:
By:	Authorized Signature	By:	Secretary

[Reverse of Certificate]

ABBREVIATIONS

                        The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT—	as tenants by the entireties	Custodian
		(Cust)	(Minor)
JT TEN—	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

                        Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS
in
PACIFIC ENERGY PARTNERS, L.P.
IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
DUE TO TAX SHELTER STATUS OF
PACIFIC ENERGY PARTNERS, L.P.

                        You have acquired an interest in Pacific Energy Partners, L.P., 5900 Cherry Avenue, Long Beach, California 90805-4408, whose taxpayer identification number is 68-0490580. The Internal Revenue Service has issued Pacific Energy Partners, L.P. the following tax shelter registration

number:                                     .

                        YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN PACIFIC ENERGY PARTNERS, L.P.

                        You must report the registration number as well as the name and taxpayer identification number of Pacific Energy Partners, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN PACIFIC ENERGY PARTNERS, L.P.

                        If you transfer your interest in Pacific Energy Partners, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Pacific Energy Partners, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

                        ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

                        FOR VALUE RECEIVED,                          hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)
Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of Pacific Energy Partners, L.P.
Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.
SIGNATURE(S) MUST BE
GUARANTEED BY A MEMBER FIRM OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR BY A COMMERCIAL BANK OR TRUST COMPANY SIGNATURE(S) GUARANTEED	(Signature) (Signature)

                        No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number	Signature of Assignee
Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐	Individual	☐	Partnership	☐	Corporation
☐	Trust	☐	Other (specify)

Nationality (check one):

☐	U.S. Citizen, Resident or Domestic Entity
☐	Foreign Corporation	☐	Non-resident Alien

        If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

        Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.
Individual Interestholder

1.
I am not a non-resident alien for purposes of U.S. income taxation.

2.
My U.S. taxpayer identification number (Social Security Number) is                         .

  3.
  My home address is                         .

B.
Partnership, Corporation or Other Interestholder

1.
                         is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.
The interestholder's U.S. employer identification number is                         .

3.
The interestholder's office address and place of incorporation (if applicable) is                         .

        The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

        Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

APPENDIX B

APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number of Assignee	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):
☐ Individual	☐ Partnership	☐ Corporation
☐ Trust	☐ Other (specify)
Nationality (check one):
☐ U.S. citizen, Resident or Domestic Entity	☐ Non-resident Alien
☐ Foreign Corporation

        If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

        Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

B-1

        Complete Either A or B:

        A.    Individual Interestholder

          1.    I am not a non-resident alien for purposes of U.S. income taxation.

          2.    My U.S. taxpayer identification number (Social Security Number) is                         .

          3.    My home address is                         .

        B.    Partnership, Corporation or Other Interestholder

          1.                             is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

          2.    The interestholder's U.S. employer identification number is                         .

          3.    The interestholder's office address and place of incorporation (if applicable) is                         .

        The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

        Note:    If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

B-2

APPENDIX C

GLOSSARY OF TERMS

                        adjusted operating surplus:    For any period, operating surplus generated with respect to that period is adjusted to:

                (a)  decrease operating surplus by:

                  (1)  any net increase in working capital borrowings with respect to that period; and

                  (2)  any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

                (b)  increase operating surplus by:

                  (1)  any net decrease in working capital borrowings with respect to that period; and

                  (2)  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

                        Adjusted operating surplus does not include that portion of operating surplus included in clause (a)(1) of the definition of operating surplus.

                        available cash:    For any quarter ending prior to liquidation:

                (a)  the sum of:

                  (1)  all cash and cash equivalents of Pacific Energy Partners and its subsidiaries on hand at the end of that quarter; and

                  (2)  all additional cash and cash equivalents of Pacific Energy Partners and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter; less

                (b)  the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

                  (1)  provide for the proper conduct of the business of Pacific Energy Partners and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Pacific Energy Partners and its subsidiaries) after that quarter;

                  (2)  comply with applicable law or any debt instrument or other agreement or obligation to which Pacific Energy Partners or any of its subsidiaries is a party or by which it is bound or its assets are subject; and

                  (3)  provide funds for distributions to unitholders for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves pursuant to clause (b)(3) immediately above if the effect of such reserves would be that Pacific Energy Partners is unable to distribute the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for that quarter; and

provided, further, that disbursements made by Pacific Energy Partners or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

                        barrel:    One barrel of petroleum products equals 42 U.S. gallons.

                        capital account:    The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a general partner interest, common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that general partner interest, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Pacific Energy Partners held by such partner from and after the date on which it was first issued.

                        capital surplus:    All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter immediately before that distribution. Any excess available cash distributed by us will be deemed to be capital surplus.

                        closing price:    The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by the general partner.

                        common unit arrearage:    The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

                        current market price:    For any class of units as of any date, the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to that date.

                        incentive distribution right:    A non-voting limited partner interest issued to the general partner conferring upon it the right to receive increasing percentages, up to 48%; of the cash we distribute each quarter in excess of $0.5125 per unit.

                        interim capital transactions:    The following transactions if they occur prior to liquidation:

                (a)  borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Pacific Energy Partners or any of its subsidiaries;

                (b)  sales of equity interests by Pacific Energy Partners or any of its subsidiaries (including any common units sold to the underwriters pursuant to their over-allotment option);

                (c)  sales or other voluntary or involuntary dispositions of any assets of Pacific Energy Partners or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

                        operating expenditures:    All expenditures of Pacific Energy Partners and its subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

                (a)  payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings, will not constitute operating expenditures; and

                (b)  operating expenditures will not include:

                  (1)  capital expenditures made for acquisitions or for capital improvements;

                  (2)  payment of transaction expenses relating to interim capital transactions; or

                  (3)  distributions to partners.

                        operating surplus:    For any period prior to liquidation, on a cumulative basis and without duplication:

                (a)  the sum of:

                  (1)  $15.0 million plus all cash and cash equivalents of Pacific Energy Partners and its subsidiaries on hand as of the closing date of our initial public offering;

                  (2)  all cash receipts of Pacific Energy Partners and its subsidiaries for the period beginning on the closing date of our initial public offering and ending on the last day of that period, other than cash receipts from interim capital transactions; and

                  (3)  all cash receipts of Pacific Energy Partners and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

                (b)  the sum of:

                  (1)  operating expenditures for the period beginning on the closing date of our initial public offering and ending on the last day of that period; and

                  (2)  the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to Pacific Energy Partners or its subsidiaries or disbursements on behalf of Pacific Energy Partners or its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.

                        subordination period:    The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

                (a)  the first day of any quarter beginning after June 30, 2007 for which:

                  (1)  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

                  (2)  the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, plus the related distribution on the general partner interest in Pacific Energy Partners; and

                  (3)  there are no outstanding cumulative common units arrearages.

                (b)  the date on which the general partner is removed as general partner of Pacific Energy Partners upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of the removal.

                        working capital borrowings:    Borrowings exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

APPENDIX D

CALCULATION OF AVAILABLE CASH FROM OPERATING SURPLUS

                        The following table shows the Calculation of Available Cash from Operating Surplus for the year ended December 31, 2001. The calculation is derived from the audited historical financial statements of Pacific Energy (Predecessor), except that the interest expense has been adjusted to reflect the indebtedness to be outstanding immediately after the consummation of the offering. The following table should be read in conjunction with "Cash Available for Distribution" and the Pacific Energy Group (Predecessor) Historical Combined Financial Statements. The calculation below does not include the historical financial results associated with the Western Corridor system and the Salt Lake City Core system, the assets of which we purchased from BP in March 2002.

Year Ended December 31, 2001
(in thousands)
Operating income	$24,844
Add:
Depreciation(1)	11,410
Rate case litigation settlement expense	1,853
Other income(2)	467

Adjusted EBITDA	38,574
Less:
Adjusted interest expense(3)	16,875
Maintenance capital expenditures	3,381

Adjusted available cash from operating surplus(4)	$18,318

(1)
Includes our share of the depreciation expense of Frontier Pipeline Company.
(2)
Other income includes office rental income.
(3)
The adjusted interest expense assumes that $225 million of senior notes were issued January 1, 2001 at an interest rate of 7.5% and that we had no other indebtedness. The interest does not reflect any financing relative to our pending acquisition of the EPTC assets.
(4)
Adjusted available cash from operating surplus has not been reduced to reflect expected incremental direct general and administrative expenses of approximately $1.0 million, primarily related to the operation of our partnership as a separate public entity.

  Furthermore, the above information is based on accrual accounting concepts, whereas available cash from operating surplus is defined in the partnership agreement on a cash accounting basis. As a consequence, the above information should be viewed only as a general indication of the amounts of available cash from operating surplus that may in fact be generated by Pacific Energy Partners, L.P., had it been formed in earlier periods.

  The amount of available cash from operating surplus needed to distribute the minimum quarterly distribution for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is approximately:

Four Quarters
(in thousands)
Common units	$19,360
Subordinated units	19,360
General partner	791

Total	$39,511

  The amount of adjusted available cash from operating surplus for the year ended December 31, 2001 would have been sufficient to allow us to pay approximately 93% of the minimum quarterly distribution on all of the common units but would have been insufficient to make any distribution on the subordinated units.

D-1

APPENDIX E

PROJECTED AVAILABLE CASH FROM OPERATING SURPLUS

                        The information in this Appendix E includes projected financial information for Pacific Energy Partners, L.P. You should read the notes and the other information in this Appendix E carefully for a discussion of the material assumptions underlying these projections. The assumptions disclosed herein are those that we believe, as of the date hereof, are material to the projections, but are not all of the assumptions used in the preparation of the projections. While we believe that these assumptions are reasonable in light of management's current beliefs concerning future events, the assumptions underlying the projections are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those projected. Accordingly, the projections are not necessarily indicative of the future financial condition or results of operations of Pacific Energy Partners, L.P.

                        When considering this projected financial information, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors—Risks Inherent in Our Business" and elsewhere in this prospectus. Specific factors that could cause actual results to differ from the projections in this Appendix E include, without limitation:

      •
      price trends and overall demand for crude oil and refined petroleum products;
      •
      reduction in throughput on our pipelines;
      •
      changes in our tariff rates implemented by the FERC, the CPUC or the WPSC;
      •
      our ability to integrate acquired assets into our existing operations;
      •
      our ability to successfully identify and complete strategic acquisitions and make cost saving changes in operations;
      •
      shut-downs or cutbacks at refineries served by our pipelines;
      •
      interruptions of electric power supply to our facilities due to natural disasters, power shortages, strikes, riots or other causes;
      •
      the condition of the capital markets and equity markets in the United States; and
      •
      the political and economic stability of the oil producing nations of the world.

                        Any of these factors or the other risks discussed in this prospectus could cause our financial condition and results of operations to vary significantly from those set forth in this Appendix E. Consequently, the projections set forth in this Appendix E should not be regarded as a representation by Pacific Energy Partners, L.P. or the underwriters or any other person that the projections can or will be achieved. If the projections are not achieved, we may not be able to pay the minimum quarterly distribution or any amount on the common units, in which event the market price of the common units may decline materially.

                        The projections in this Appendix E include projected operating results for the assets recently acquired from BP and the assets that we have agreed to acquire from Southern California Edison. Because we have only operated the BP assets for a short period of time and we have not operated the EPTC assets at all, the assumptions with respect to these assets are even more uncertain. The projections assume that we will be able to implement operating changes with respect to these assets that will provide us with operating benefits during the period covered by the projections. We cannot assure you, however, that we will be able to implement these changes or recognize these benefits by June 30, 2003 or at all. Furthermore, we have not independently confirmed the accuracy of all of the historical information provided to us with respect to these asset acquisitions.

                        Our ability to purchase the EPTC assets is subject to the satisfaction of a number of conditions, including receipt of approval by the CPUC and other governmental authorities.

Furthermore, although we have assumed that we will be able to fund the acquisition through a combination of borrowings and the issuance of additional units, we cannot assure you as to the terms of any financing or whether we will able to finance the purchase price for this acquisition. Also, although the projections assume that we will consummate the acquisition on December 31, 2002, the conditions to closing, particularly the receipt of all regulatory approvals, may not be satisfied by that date. If the closing of the acquisition is delayed beyond December 31, 2002, then it is likely that the actual contribution from the EPTC assets will be less than that shown in the column below under the heading "Including EPTC Asset Acquisition."

                        Our independent public accountants have not examined, compiled, reviewed or performed any other procedures with respect to the projections contained in Appendix E and therefore have not expressed any opinion thereon or issued any report with respect thereto. The projections have not been prepared in compliance with the published presentation guidelines of the American Institute of Certified Public Accountants.

                        Unless required by applicable law we do not plan to update or otherwise revise these projections. The projections should not be relied upon for any purpose following consummation of this offering.

                        In addition to the assumptions set forth in the notes below, the projections assume, among other things, that:

      •
      we will not be adversely affected by legal proceedings or challenges to our tariff rates;
      •
      we will not experience any material environmental releases or damage or be adversely affected by any material proceedings with respect to compliance with environmental rules and laws;
      •
      there will be no changes in federal, state or local environmental, regulatory or tax laws that would materially affect our operations;
      •
      the parties to contracts with us will perform their obligations thereunder;
      •
      we will not experience any labor or industrial disputes or other disturbances or disputes with our customers that would materially affect our operations;
      •
      we will not make any material acquisitions or dispositions, except as disclosed in this prospectus;
      •
      our assets will not experience any material loss from operational hazards such as natural disasters, accidents, fires, explosions, acts of terrorism or other events beyond our control;
      •
      insurance will continue to be available at reasonable rates;
      •
      we will be able to obtain financing for our acquisition of the EPTC assets;
      •
      we will not lose any of our rights-of-way;
      •
      key members of management will continue to be employed by us; and
      •
      our business will not be subject to materially adverse changes in the oil and gas industry and the market for crude oil.

                        The projections in this Appendix E set forth projected operating results and cash flow available for distribution of Pacific Energy Partners, L.P. for the twelve months ending June 30, 2003, with and without inclusion of the projected results from the pending EPTC asset acquisition. The twelve-month period ending June 30, 2003 represents the initial twelve-month period following the expected closing date of this offering. The column below under the heading "Including ETPC Asset Acquisition" assumes that the EPTC acquisition will close on December 31, 2002 and, thus, includes six months of projected revenues and expenses attributable to the operations of the acquired assets.

Projected Statement of Operations

	Projected Twelve Months Ending June 30, 2003
	Excluding EPTC Asset Acquisition		Including EPTC Asset Acquisition
	(in thousands)
Revenues:
Pipeline transportation	$107,000		$107,000
Crude oil sales, net of purchases	15,700		15,700
Terminalling	—		17,900

Net revenues before operating expenses	122,700	(a)	140,600	(i)

Expenses:
Operating	56,000	(b)	64,500	(j)
General and administrative	6,900	(c)	7,400	(k)
Depreciation	14,600	(d)	16,500	(l)
Start-up expenses	1,200	(e)	1,200

Total expenses	78,700		89,600

Share of net income of Frontier	1,300	(f)	1,300

Operating income	45,300		52,300
Other income	500	(g)	500
Interest expense	(16,900	)(h)	(20,000	)(m)

Net income	$28,900		$32,800

Notes

    Twelve Months Ending June 30, 2003 excluding EPTC assets

  (a)
  Revenues. We project that pipeline transportation revenues will increase to $107.0 million for the twelve months ending June 30, 2003, compared to actual revenues of $66.2 million for the twelve months ended December 31, 2001, an increase of $40.8 million.
    •
    This projected increase is due primarily to the $37.4 million of revenue we project will be generated during the twelve months ending June 30, 2003 from the Western Corridor system and Salt Lake City Core system, the assets of which were acquired in March 2002 from BP.
    •
    We project that the Western Corridor system will generate revenue of $8.1 million and to have an average daily throughput of 19,900 bpd. This represents an increase of 1,000 bpd over the 2001 average throughput and is based on the initiation of our marketing of the previously unused capacity on the system. We have assumed that a lower tariff, along with new supply connections along the Rangeland Pipeline in Canada, which connects to our Western Corridor system, will allow us to fill a portion of the previously unused capacity on the system.
    •
    The Salt Lake City Core system is projected to generate revenues of $29.3 million based on a projected average throughput of 67,000 bpd to Salt Lake City and other destinations. This represents an increase of 200 bpd compared to throughput in 2001 while the system was owned by BP.
    •
    We project that pipeline transportation revenues from our existing West Coast operations will increase by $3.0 million, or 5.0%, due to a projected 2.0% increase in throughput, from an average of 158,000 bpd in 2001 to 161,000 for the twelve months ending June 30, 2003, and higher tariff rates on Line 2000 and the Line 63 system. These increases are based on the following assumptions:

        •
        We have assumed that we will have contracted to ship a new grade of mid-barrel crude oil commencing October 1, 2002, which has previously been transported by truck from Bakersfield to Los Angeles.
        •
        The decrease in natural gas prices in California has resulted in increased steamflooding in the San Joaquin Valley, which was somewhat curtailed in 2001. We have assumed that the increased use of this enhanced recovery technique will result in an increase in heavy crude oil production that will be transported on Line 2000.
        •
        In the fourth quarter of 2001, the Point Pedernales production facility (offshore California) was temporarily shut-in for undersea pipeline repairs. We have assumed that the resumption of production from this facility will result in an increase in throughput on our system.
        •
        We have included tariff rate increases already implemented and assumed additional tariff rate increases for the twelve months ending June 30, 2003.

    We project that the net crude oil sales from our gathering, blending and marketing operations will be $15.7 million for the twelve months ending June 30, 2003, compared to $8.2 million in 2001. This increase reflects a full year of operations ending June 30, 2003 compared to the six months of operations in 2001 following the acquisition of the assets from EOTT Energy Partners in June 2001.

  (b)
  Operating Expenses. We project that operating expenses will increase to $56.0 million for the twelve months ending June 30, 2003, compared to $33.4 million in 2001. This projected increase is primarily due to the operating expenses associated with the Western Corridor system and Salt Lake City Core system, which we project will have operating expenses of $21.1 million. Our projection based on the historical direct field operating expenses incurred by BP plus our estimate of additional indirect expenses, such as the control center costs, that will be required to operate and maintain the pipeline systems. In addition, we are projecting a $1.5 million or 4.5% increase, in the operating costs associated with our existing operations, which includes a decrease in right-of-way expense of $2.9 million primarily relating to the expiration in 2002 of the agreement governing certain unused rights-of-way on Line 2000.
  (c)
  General and administrative. For the twelve months ending June 30, 2003, we project that general and administrative expenses will increase $2.4 million from 2001, to approximately $6.9 million. Approximately $1.2 million of this increase relates to the Western Corridor system and Salt Lake City Core system assets we acquired in March 2002 and a full year of gathering, blending and marketing operations. Moreover, we have assumed $1.0 million for the incremental administrative expenses that we will incur as a result of becoming a publicly traded partnership. These incremental expenses include costs associated with tax return preparation, audit fees, annual and quarterly reports to unitholders, investor relations and incremental insurance requirements.
  (d)
  Depreciation. For the twelve months ending June 30, 2003, we project that the total depreciation expense will be $14.6 million, compared to $11.4 million in 2001 due primarily to the incremental depreciation associated with the Western Corridor system and the Salt Lake City Core system.
  (e)
  Start-up expenses. Start-up expenses represent our estimate of assumed expenses related to the start-up and integration of our operations on the Western Corridor and Salt Lake City Core systems.

  (f)
  Share of net income of Frontier. We project that our share of net income from the Frontier pipeline will decrease to $1.3 million from $1.6 million in 2001. The decrease is primarily attributable to a reduction in the average tariff as a result of the FERC rate case litigation settlement, and is partially offset by our acquisition of an additional 9.72% ownership interest from BP in December 2001, increasing our interest to 22.22%.
  (g)
  Other income. Other income consists of office rental income, which is assumed to remain relatively flat.
  (h)
  Interest Expense. For the twelve months ending June 30, 2003, interest expense is based on a projected average outstanding debt balance of $225.0 million and an assumed average borrowing rate of 7.5%.

    Twelve Months Ending June 30, 2003 including EPTC assets (includes six months of ownership and operations of EPTC assets)

  (i)
  Revenues. We project that the EPTC assets will add approximately $17.9 million of revenue for the six months ending June 30, 2003. This projected revenue is based on an assumed average utilization rate of 93% of EPTC's 6.2 million barrels of currently active storage capacity. We believe this is consistent with current utilization levels. We have not assumed any material increase in the storage fees.
  (j)
  Operating Expenses. We project that the EPTC assets will have operating expenses of $8.6 million, reflecting six months of operations following the expected acquisition on December 31, 2002. Our projection is based on historical direct operating expenses incurred by Southern California Edison, plus an assumed amount of other direct expenses such as power and insurance, which were not included in historical direct operating expenses.
  (k)
  General and administrative. We project that the incremental general and administrative costs associated with the EPTC assets for the six months ending June 30, 2003 will be $500,000.
  (l)
  Depreciation. We project that depreciation expense on the EPTC assets will be $1.9 million for the six months ending June 30, 2003.
  (m)
  Interest Expense. For the twelve months ending June 30, 2003, we project that interest expense will total $20.0 million. This projection assumes the EPTC asset acquisition will be financed on December 31, 2002 through borrowings of $84 million at an annual interest rate of 7.5% and through the issuance of an additional 4,350,000 common units at a public offering price of $20.00.

Projected Available Cash from Operating Surplus

                        We believe that following the completion of the offering, based on the projections described above, we will have sufficient available cash from operating surplus, including working capital borrowings, to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through June, 30, 2003, whether or not we acquire the EPTC assets. Our projected cash flow available for distribution is calculated below:

	Projected Twelve Months Ending June 30, 2003
	Excluding EPTC Asset Acquisition	Including EPTC Asset Acquisition
	(in thousands)	(in thousands)
Operating income	$45,300	$52,300
Add:
Depreciation(1)	14,700	16,600
Start-up expenses (non-recurring)	1,200	1,200
Other income(2)	400	400

Adjusted EBITDA	61,600	70,500
Less:
Interest expense	16,900	20,000
Maintenance capital expenditures(3)	5,100	6,100

Projected available cash from operating surplus(4)	$39,600	$44,400

(1)
Includes our share of the depreciation expense of Frontier Pipeline Company.
(2)
Other income consists of recurring office rental income, adjusted for approximately $100,000 in other income associated with our interest in Frontier Pipeline Company.
(3)
We have assumed maintenance capital expenditures for the West Coast operations and AREPI pipeline to be approximately $3.1 million, which is comparable to 2001. Additionally, we have assumed capital expenditures for the Western Corridor system and the Salt Lake City Core system will be approximately $2 million. We have assumed approximately $1 million of maintenance capital expenditures relating to the EPTC assets for the six months ended June 30, 2003.
(4)
The amount of available cash from operating surplus needed to distribute the minimum quarterly distribution for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is approximately:

	Four Quarters Ending June 30, 2003
	Excluding EPTC Asset Acquisition	Including EPTC Asset Acquisition
	(in thousands)	(in thousands)
Common units	$19,360	$23,384
Subordinated units	19,360	19,360
General partner	791	872

Total	$39,511	$43,616

  The column entitled "Including EPTC Asset Acquisition" assumes the issuance on January 1, 2003 of an additional 4,350,000 common units at the assumed initial public offering price of $20.00 per unit to fund a portion of the purchase price.

9,100,000 Common Units

Pacific Energy Partners, L.P.

Representing
Limited Partner Interests

PROSPECTUS

                        , 2002

Salomon Smith Barney
Deutsche Banc Alex. Brown
Lehman Brothers
UBS Warburg
A.G. Edwards & Sons, Inc.
Raymond James
RBC Capital Markets

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13. Other Expenses of Issuance and Distribution

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$20,219
NASD filing fee	22,477
NYSE listing fee	*
Printing and engraving expenses	*
Fees and expenses of legal counsel	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	$ *

*
To be provided by amendment.

Item 14. Indemnification of Directors and Officers

        The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section                        of the Underwriting Agreement to be filed as an exhibit to this registration statement in which The Anschutz Corporation and its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15. Recent Sales of Unregistered Securities

        On March 21, 2002, in connection with the formation of the partnership, Pacific Energy Partners, L.P. issued to (i) Pacific Energy GP, Inc. the 2% general partner interest in the partnership for $20 and (ii) The Anschutz Corporation the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years. Concurrently with the issuance and distribution of the securities registered hereby, Pacific Energy Group LLC, our operating company, intends to issue $225 million of senior notes in an offering exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits

        The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement
3.1	—	Certificate of Limited Partnership of Pacific Energy Partners, L.P.
3.2	—	Form of First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. (included as Appendix A to this Prospectus)
3.3	—	Certificate of Incorporation of Pacific Energy GP, Inc.
3.4	—	Bylaws of Pacific Energy GP, Inc.
3.5	—	Certificate of Formation of Pacific Energy Group LLC
3.6	—	First Amended and Restated Operating Agreement of Pacific Energy Group LLC
4.1*	—	Form of Indenture for the Senior Notes
5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8.1*	—	Opinion of Vinson & Elkins L.L.P relating to tax matters
10.1*	—	Form of Credit Facility
10.2*	—	Form of Contribution, Conveyance and Assumption Agreement
10.3*	—	Form of Pacific Energy GP, Inc. Long-Term Incentive Plan
10.4*	—	Form of Pacific Energy GP, Inc. Short-Term Incentive Plan
10.5*	—	Form of Omnibus Agreement
21.1*	—	List of subsidiaries of Pacific Energy Partners, L.P.
23.1	—	Consent of KPMG, LLP—Pacific Energy (Predecessor)
23.2	—	Consent of KPMG, LLP—Pacific Energy Partners, L.P.
23.3	—	Consent of KPMG, LLP—Pacific Energy GP, Inc.
23.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.5*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (included on the signature page)

*
To be filed by amendment

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

            (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (2)  For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on March 22, 2002.

PACIFIC ENERGY PARTNERS, L.P.
By:	PACIFIC ENERGY GP, INC. its General Partner
By:	/s/ IRVIN TOOLE, JR.
Name:	Irvin Toole, Jr.
Title:	President and Chief Executive Officer

        Each person whose signature appears below appoints Irvin Toole, Jr. and Clifford P. Hickey and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ DOUGLAS L. POLSON Douglas L. Polson	Chairman of the Board of Directors	March 22, 2002
/s/ IRVIN TOOLE, JR. Irvin Toole, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer and Director)	March 22, 2002
/s/ DAVID E. WRIGHT David E. Wright	Executive Vice President and Director	March 22, 2002
/s/ JOHN D. COOK John D. Cook	Controller (Principal Financial Officer and Principal Accounting Officer)	March 22, 2002

/s/ PHILIP F. ANSCHUTZ Philip F. Anschutz	Director	March 22, 2002
/s/ CLIFFORD P. HICKEY Clifford P. Hickey	Director	March 22, 2002
/s/ CRAIG D. SLATER Craig D. Slater	Director	March 22, 2002
/s/ JIM E. SHAMAS Jim E. Shamas	Director	March 22, 2002
Robert F. Starzel	Director	March 22, 2002

EXHIBIT INDEX

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement
3.1	—	Certificate of Limited Partnership of Pacific Energy Partners, L.P.
3.2	—	Form of First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. (included as Appendix A to this Prospectus)
3.3	—	Certificate of Incorporation of Pacific Energy GP, Inc.
3.4	—	Bylaws of Pacific Energy GP, Inc.
3.5	—	Certificate of Formation of Pacific Energy Group LLC
3.6	—	First Amended and Restated Operating Agreement of Pacific Energy Group LLC
4.1*	—	Form of Indenture for the Senior Notes
5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8.1*	—	Opinion of Vinson & Elkins L.L.P relating to tax matters
10.1*	—	Form of Credit Facility
10.2*	—	Form of Contribution, Conveyance and Assumption Agreement
10.3*	—	Form of Pacific Energy GP, Inc. Long-Term Incentive Plan
10.4*	—	Form of Pacific Energy GP, Inc. Short-Term Incentive Plan
10.5*	—	Form of Omnibus Agreement
21.1*	—	List of subsidiaries of Pacific Energy Partners, L.P.
23.1	—	Consent of KPMG, LLP—Pacific Energy (Predecessor)
23.2	—	Consent of KPMG, LLP—Pacific Energy Partners, L.P.
23.3	—	Consent of KPMG, LLP—Pacific Energy GP, Inc.
23.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.5*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (included on the signature page)

*
To be filed by amendment

(This page has been left blank intentionally.)

QuickLinks

SUMMARY
Pacific Energy Partners, L.P.
Summary of Risk Factors
Business Strategy
Competitive Strengths
Our Relationship with Anschutz
PARTNERSHIP STRUCTURE AND MANAGEMENT
THE OFFERING
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
CASH DISTRIBUTION POLICY
CASH AVAILABLE FOR DISTRIBUTION
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES
DESCRIPTION OF THE COMMON UNITS
DESCRIPTION OF THE SUBORDINATED UNITS
THE PARTNERSHIP AGREEMENT
UNITS ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSEQUENCES
INVESTMENT IN PACIFIC ENERGY PARTNERS BY EMPLOYEE BENEFIT PLANS
UNDERWRITING
VALIDITY OF THE COMMON UNITS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
INDEX TO FINANCIAL STATEMENTS
Independent Auditors' Report
Pacific Energy (Predecessor) Combined Balance Sheets December 31, 2000 and 2001 (in thousands)
Pacific Energy (Predecessor) Combined Statements of Operations and Net Parent Investment Years Ended December 31, 1999, 2000 and 2001 (in thousands)
Pacific Energy (Predecessor) Combined Statements of Cash Flows Years Ended December 31, 1999, 2000 and 2001 (in thousands)
Pacific Energy (Predecessor) Notes to Combined Financial Statements December 31, 1999, 2000 and 2001
Statements of Operations
Independent Auditors' Report
Pacific Energy Partners, L.P. (a limited partnership) Balance Sheet March 21, 2002
Pacific Energy Partners, L.P. (a limited partnership) Note to Balance Sheet March 21, 2002
Independent Auditors' Report
Pacific Energy GP, Inc. Balance Sheet March 21, 2002
Pacific Energy GP, Inc. Note to Balance Sheet March 21, 2002
  APPENDIX A
FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PACIFIC ENERGY PARTNERS, L.P.

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PACIFIC ENERGY PARTNERS, L.P.
ARTICLE II ORGANIZATION
ARTICLE III RIGHTS OF LIMITED PARTNERS
ARTICLE IV CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS
ARTICLE V CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
ARTICLE VI ALLOCATIONS AND DISTRIBUTIONS
ARTICLE VII MANAGEMENT AND OPERATION OF BUSINESS
ARTICLE VIII BOOKS, RECORDS, ACCOUNTING AND REPORTS
ARTICLE IX TAX MATTERS
ARTICLE X ADMISSION OF PARTNERS
ARTICLE XI WITHDRAWAL OR REMOVAL OF PARTNERS
ARTICLE XII DISSOLUTION AND LIQUIDATION
ARTICLE XIII AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
ARTICLE XIV MERGER
ARTICLE XV RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
ARTICLE XVI GENERAL PROVISIONS
EXHIBIT A to the First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P.
APPLICATION FOR TRANSFER OF COMMON UNITS
  APPENDIX B
APPLICATION FOR TRANSFER OF COMMON UNITS
  APPENDIX C
GLOSSARY OF TERMS
  APPENDIX D
CALCULATION OF AVAILABLE CASH FROM OPERATING SURPLUS
  APPENDIX E
PROJECTED AVAILABLE CASH FROM OPERATING SURPLUS
PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
SIGNATURES
EXHIBIT INDEX